Form 20-F
period 2017-12-31
Boston Carriers, Inc.
filed 2018-04-20
CIK 1174672

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_______
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______

Commission file number

333-191564

BOSTON CARRIERS, INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

18 Poseidonos Ave., Kalithea, 17674, Greece

(Address of principal executive offices)

Mr. Antonios Bertsos

18 Poseidonos Ave.

Kalithea, 17674, Greece

Tel: + 30 213 012 3653, Fax: +30 210 9428753

E-mail: info@bostoncarriers.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common stock, $0.0001 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There were 1,085,864,707 and 1,099,678,521 of the registrant’s common stock outstanding as of December 31, 2017 and April 19, 2018, respectively.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes      [ ]     No       [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes      [ ]  No       [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes       [X]    No     [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes  [X]       No     [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of accelerated filer, large accelerated filer and emerging growth company in Rule 12b-2 of the Exchange Act. 0

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. [X]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [ ]     Item 18  [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes     [ ]    No      [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes     [X]       No     [ ]

Boston Carriers, Inc. is a corporation organized under the laws of the Republic of The Marshall Islands that is referred to in this annual report on Form 20-F, together with its subsidiaries, as “Boston Carriers,” “the Company,” “we,” “us,” or “our.” This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report. We use the sign $ for U.S. dollars. We use the term deadweight tons, or dwt, in describing the size of vessels. The dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, and we intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Any such forward-looking statements would be contained principally in “Management’s Discussion and Analysis or Plan of Operations” and “Risk Factors”. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “hopes”, “intends”, “proposes” “may”, “plans”, “potential”, “predicts”, “projects”, “should”, “will”, “would”, “continue” or similar expressions. Forward-looking statements include, but are not limited to, information concerning our possible or assumed future results of operations, liquidity position and cash flows, business strategies, financing plans and, if needed, receipt of waivers from our lenders, competitive position, industry environment, potential growth opportunities, the effects of regulation, our ability to continue as a going concern; future dividend payments, if any, and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the dry bulk vessel shipping segment, including charter rates and factors affecting supply and demand; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, failure of a seller to deliver one or more vessels; failure of a buyer to accept delivery of a vessel; inability to procure acquisition financing; changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, additional time spent in completing repairs; expectations of dividends, the Company’s ability to maintain compliance with the continued listing standards of the Over The Counter: Pink market (the “OTC Market”), changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, international hostilities and political events or acts by terrorists or pirates; any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and other important factors described from time to time in the reports we file with the Securities and Exchange Commission, or the SEC.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We discuss many of these risks in greater detail in “Risk Factors”. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report and the documents that we reference in this report and have filed as exhibits to the report completely and with the understanding that we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. In addition, new factors emerge from time to time, and it is not possible for us to predict all of these factors. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table Of Contents	1

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents selected historical consolidated financial information, operating results and other data of Boston Carriers for the years ended December 31, 2017, 2016 and 2015. The information is only a summary and the table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this annual report. The selected consolidated financial data of Boston Carriers is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”. Our audited consolidated statements of operations, statements of changes in shareholders’ equity/(deficit) and cash flows for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheets at December 31, 2017 and 2016, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance. No information is presented for the years ended December 31, 2014 and 2013, as they refer in their entirety to Discontinued Operations. Refer to Note 14, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2017	2016	2015
Statement of Operations Data
Shipping related revenues	$3,951,952	$2,131,793	$—
Commissions and voyage expenses	(1,578,014)	(1,064,478)	—
Direct vessel operating expenses	(1,858,200)	(1,273,020)	—
Management fees	(197,868)	(157,273)	—
General and administrative expenses	(412,723)	(414,867)	(125,022)
Stock-based compensation	(4,097,034)	(1,700,000)	—
Depreciation and amortization expense	(233,343)	(112,676)	—
Operating loss from continuing operations	(4,425,230)	(2,590,521)	(125,022)
Interest and finance expenses	(1,896,685)	(903,976)	—
Derivative expense - unsecured convertible promissory notes payable	(1,785,354)	(5,441,825)	—
Change in fair value of embedded derivative liability	(4,985,109)	452,968	—
Amortization of debt discont	(1,358,972)	(282,572)	—
Loss from continuing operations	(14,439,105)	(8,768,386)	(125,022)
Net loss	$(14,389,137)	$(8,815,350)	$(285,585)
Loss per share of Common Stock (basic and diluted) continuing operations	$(0.04)	$(46.20)	$(4.93)
Loss per share of Common Stock (basic and diluted)	$(0.04)	$(46.45)	$(11.25)
Outstanding shares	1,085,864,707	400,000	22,245
Weighted average number of shares of Common Stock (basic and diluted)	333,156,629	189,790	25,380
Balance Sheet Data (at period end)
Total current assets	$1,041,920	$313,430	$651,153
Total assets	4,002,152	3,507,005	1,327,072
Accrued stock-based compensation	64,000	1,700,000	—
Total current portion of short-term debt	1,410,000	1,681,989	—
Current portion of unsecured convertible promissory notes, net of debt discount	3,836	5,815	—
Derivative liability	13,013,260	7,493,066	—
Stock subscription liability	—	—	1,000,000
Total current liabilities	17,657,282	12,031,849	1,134,778
Total non-current liabilities	607,308	224,768	—
Total shareholders’ (deficit)/equity	$(14,262,438)	$(8,749,612)	$192,294
Other Financial Data (for period ending)
Net cash used in operating activities	$(6,299)	$(560,725)	$(385,271)
Net cash provided by/(used in) investing activities	171	(1,158,125)	385,628
Net cash provided by financing activities	202,000	1,325,774	13,808
Net increase/(decrease) in cash	$195,872	$(393,076)	$14,165
Cash dividends paid	$—	$188,223	$—
Fleet Data (at period end)
Number of dry bulk vessels controlled	1	1	—

Table Of Contents	2

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business is subject to numerous risks. We caution you that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those anticipated in forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make in our reports filed with the SEC.

Industry Specific Risk Factors

The seaborne transportation industry is cyclical and volatile.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates, vessel values and profitability. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products internationally carried at sea. For example, the degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. After reaching historical highs in mid-2008, charter hire rates for Supramax and Panamax dry bulk vessels reached near historically low levels at the end of 2008, and have since recovered to some extent but generally stand at relatively low levels. Because from time to time we may charter some of our future vessels pursuant to short-term time charters or on the spot market, we may be exposed to changes in spot market and short-term charter rates for dry bulk vessels and such changes may affect our earnings and the value of our dry bulk vessels at any given time. During 2016, in many cases, time charter and spot market charter rates for dry bulk carriers were below operating costs of vessels. The supply of and demand for shipping capacity strongly influences freight rates. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all or at reduced and potentially unprofitable rates. The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for vessel capacity include, among others:

• supply and demand for energy resources, commodities, semi-finished and finished consumer, industrial products and other cargoes;

• changes in the production of energy resources, commodities, semi-finished and finished consumer, industrial products and other cargoes;

• the location of regional and global production and manufacturing facilities;

• the location of consuming regions for energy resources, commodities, semi-finished and finished consumer, industrial products and other cargoes;

• the globalization of production and manufacturing;

• global and regional economic and political conditions;

• armed conflicts, acts of piracy and terrorism;

• developments in international trade;

• continuing growth of industrialization in the emerging countries;

• embargoes and strikes;

Table Of Contents	3

• changes in seaborne and other transportation patterns, including the distance dry bulk cargo is transported by sea;

• competition from alternative sources of energy;

• environmental and other regulatory developments;

• currency exchange rates; and

• weather.

Factors that influence the supply of vessel capacity include:

• the number of newbuilding deliveries, which among other factors relates to the ability of shipyards to deliver newbuildings by contracted delivery dates and the ability of purchasers to finance such newbuildings;

• tonnage capacity;

• the scrapping rate and age of older vessels;

• vessel casualties;

• the price of steel;

• the economics of slow steaming;

• the availability of financing for new vessels;

• changes in environmental, national or international regulations and other legislation that may limit the useful lives of vessels or the carrying capacity of vessels;

• the number of vessels that are in or out of service;

• the number of vessels that are used for storage; and

• port or canal congestion and increased waiting days at port.

We anticipate that the future demand for our dry bulk vessel, Nikiforos, a 45,693 dwt, 1996 Japanese built, drybulk vessel (the “Vessel”) and charter rates will be dependent upon continued economic growth in the world’s economies including China and India, seasonal and regional changes in demand and changes to the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo to be transported by sea. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends, if any, in the future.

The downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may adversely affect our financial condition in the future.

The downturn in the drybulk charter market, from which we derived our revenues, has severely affected the entire drybulk shipping industry and our business. The Baltic Dry Index, or the BDI, an index published by the Baltic Exchange Limited of shipping rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since that time. During 2014 and 2015, the BDI remained volatile, ranging from a high of 2,113 to a low of 471. In 2016, the BDI fluctuated in a range between 290 (which is the lowest point ever recorded on February 10, 2016) and 1,257. During 2017, the BDI ranged from a low of 685 to a high of 1,743. As of April 18, 2018, the BDI closed at 1,124.

The downturn and volatility in drybulk charter rates has had a number of adverse consequences for drybulk shipping, including, among other things:

• an absence of financing for vessels;

• no active second-hand market for the sale of vessels;

• extremely low charter rates, particularly for vessels employed in the spot market;

• widespread loan covenant defaults in the drybulk shipping industry; and

• declaration of bankruptcy by some operators, shipowners, as well as charterers.

Table Of Contents	4

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows and financial condition.

The decline and volatility in charter rates in the drybulk market also affects the value of the drybulk vessels, which follows the trends of drybulk charter rates, and consequently may affect our cash flows, liquidity and ability to comply with the financial and security coverage ratio covenants that we expect will be contained in any debt agreements we may enter into in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels and how much the market could decline. If charter rates and vessel values in the drybulk market decline further or remain at relatively low levels, this may have an adverse effect on our business.

There remains considerable instability in the world economy.

We expect that a significant number of the port calls we expect our Vessel to make will likely involve the loading or discharging of raw materials in ports in the Asia Pacific region, particularly China. As a result, a negative change in economic conditions in any Asia Pacific country, particularly China, Japan and, to some extent, India, can have a material adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates and affecting our ability to charter our Vessel. In the recent past, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine dry bulk trade and the demand for dry bulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in such dry bulk trade and demand. Moreover, a slowdown in the United States and Japanese economies or the economies of the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Such an economic downturn in any of these countries could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any, in the future.

There may be changes in the economic and political environment in China and China may adopt policies to regulate its economy.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken resulting in prices for certain commodities to be principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform.

The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results, financial condition and ability to pay dividends, if any, in the future.

Disruptions in world financial markets and the resulting governmental action in Europe, the Unites States and other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows and could cause the market price of our shares of Common Stock to decline.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances, the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Recent conflicts in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, S&P Global Ratings (“S&P”) and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and issued negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance any future vessels and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We currently maintain, and we may maintain in the future cash deposits and equivalents in excess of government-provided insurance limits, which may expose us to a loss of cash deposits or cash equivalents.

Table Of Contents	5

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our Vessel will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. As published by the Chinese National Bureau of Statistics, based on the country’s preliminary accounting results, the growth rate of China’s GDP the year ended December 31, 2017, has decreased to 6.9%. This is one of China’s lowest growth rate for the past decade, and continues to remain below pre-2008 levels, albeit within the government’s targets. China has imposed measures to restrain lending from time to time, which may further contribute to a slowdown in its economic growth. China has also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities, and result in a decrease of demand in China for shipping. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. Overall, though, it is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, in the future, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

In addition, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented as well as the capital controls imposed in June 2015, by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, renewed political uncertainty, social unrest due to the lack of meaningful economic growth and persistently high unemployment along with the growing refugee population within Greece may lead it to exit the Eurozone, or revert to a national currency, which may disrupt the shoreside operations of our managers located in Greece.

Although to date, the continuing adverse economic conditions in Greece have not affected our manager’s ability to pay employees, have not forced us to default on any obligations and have not had any other material impact on our operations, a default by Greece on its sovereign debt or the exit of Greece from the Eurozone or the rejection of the Euro and the adoption by Greece of its own national currency may have a material adverse effect on our operations in the future and may limit the ability of our manager, located in Greece, to operate. These limitations may include the ability of our manager to continue to pay wages to its employees and to pay suppliers for goods and services; the ability of our Greek suppliers to fully perform their contracts, including the delivery of supplies to our manager’s offices in Greece and to our Vessel in Greek ports; the ability of our Greek-based seafarers or shore employees to travel to and from our Vessel; and increased taxes and compliance costs due to increased bureaucracy or changes in the government.

Since 2008, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Table Of Contents	6

Furthermore, we may experience difficulties obtaining financing commitments in the future, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, if lenders are unwilling to extend financing to us or are unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets or new business acquisitions.

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the “EFSF”), and the European Financial Stability Mechanism (the “EFSM”), to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse developments in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flows.

We maintain cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.

We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, severely disrupted and volatile, and as a result of sovereign weakness, Moody’s Investor Services Inc. has downgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks to reflect their weakening stand-alone financial strength and the anticipated additional pressures stemming from the country’s challenged economic prospects. In addition, in 2015, Greece implemented capital controls restricting the transfer of funds out of Greece, which could restrict our uses of the amount of cash we hold in Greece.

These balances may not be covered by insurance in the event of default by these financial institutions. The ongoing fiscal situation and political uncertainty in Greece may result in an event of default by some or all of these financial institutions. The occurrence of such a default could therefore have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to fund our capital expenditures, we may not be able to continue to operate our Vessel, which would have a material adverse effect on our business.

The international shipping industry and dry bulk market are highly competitive.

The shipping industry and dry bulk market are capital intensive and highly fragmented with many charterers, owners and operators of vessels and are characterized by intense competition. Competition arises primarily from other vessel owners, most of whom have substantially greater resources than we currently do. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which may result in a greater competitive threat to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for the transportation of cargo by sea is intense and depends on customer relationships, operating expertise, professional reputation, price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Competition may increase in some or all of our principal markets, including with the entry of new competitors, who may operate larger fleets through consolidations or acquisitions and may be able to sustain lower charter rates and offer higher quality vessels than we are able to offer. We may not be able to continue to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our fleet utilization and, accordingly, business, financial condition, results of operations and ability to pay dividends, if any, in the future.

Table Of Contents	7

Political and government instability, terrorist attacks, the refugee crisis, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and conduct our operations primarily outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our Vessel is registered will affect us.

The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East continuing response to these attacks and other current and future conflicts, as well as the recent conflicts in Iraq, Afghanistan, Syria, Ukraine, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth.

Terrorist attacks on vessels, such as the October 12, 2002 bombing of M/V Limburg, a VLCC not related to us, in which one crewmember was killed and 12 were injured may in the future also negatively affect our operations and financial condition and directly impact our Vessel or our customers. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs.

Political risks such as the continuing war in Syria, renewed terrorist attacks around the world, the refugee crisis and the emergence of populist and protectionist political movements in advanced economies may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world which could have a material adverse effect on our business.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our Vessel is flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our Vessel, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million.

Table Of Contents	8

A total of 180 incidents of piracy and armed robbery against ships were reported to the International Chamber of Commerce’s (ICC) International Maritime Bureau (IMB) in 2017, according to the latest IMB report. This is the lowest annual number of incidents since 1995, when 188 reports were received. In 2017, 136 vessels were boarded, while there were 22 attempted attacks, 16 vessels fired upon and six vessels hijacked. In 15 separate incidents, 91 crewmembers were taken hostage and 75 were kidnapped from their vessels in 13 other incidents. Three crewmembers were killed in 2017 and six injured. In 2016, a total of 191 incidents were reported, with 150 vessels boarded and 151 crewmembers taken hostage. In 2017, there were 36 reported incidents in the Gulf of Guinea with no vessels hijacked in this area and 10 incidents of kidnapping involving 65 crewmembers in or around Nigerian waters. Globally 16 vessels reported being fired upon – including seven in the specific Gulf. Nine incidents were recorded off Somalia in 2017, up from two in 2016. In November, a container ship was attacked by armed pirates approximately 280 nautical miles east of Mogadishu. The pirates, unable to board the vessel due to the ship’s evasive maneuvering fired two RPG rockets, both of which missed, before retreating. Six Somali pirates were subsequently detained by European Union Naval Force, transferred to the Seychelles and charged with “committing an act of piracy” where they face up to 30 years’ imprisonment, if convicted. Indonesia recorded 43 incidents in 2017, down from 49 in 2016. The IMB report notes that Indonesian Marine Police patrols continue to be effective in the country’s 10 designated safe anchorages. In the Philippines, however, the number of reported incidents has more than doubled, from 10 in 2016 to 22 in 2017. According to the IMB report, the majority of these incidents were low-level attacks on anchored vessels, mainly at the ports of Manila and Batangas. Vessels underway off the Southern Philippines were boarded and crew kidnapped in the first quarter of 2017. However, alerts broadcast by the IMB’s Piracy Reporting Centre (PRC), on behalf of the Philippine authorities, have since helped to avoid further successful attacks.

If these piracy attacks result in regions (in which our Vessel is deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our Vessel, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member states. Under economic and trade sanctions laws, governments may seek to impose prohibitions or restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines, and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of economic sanctions to non-U.S. companies, such as our Company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers.

Table Of Contents	9

In recent years, multilateral international sanctions targeting Iran have restricted and/or prohibited us and our charterers from engaging in Iran-related activities, including calling on ports in Iran. On January 16, 2016, the International Atomic Energy Agency verified that Iran implemented its key nuclear-related commitments described in the Joint Comprehensive Plan of Action (JCPOA), triggering the suspension and/or easing of certain U.S., EU, and UN nuclear-related sanctions. The United States lifted most, though not all, of its sanctions on Iran that target non-U.S. companies for engaging in activities with Iran, including those related to Iran’s energy, shipping, shipbuilding, and insurance sectors and provided a general authorization under OFAC’s Iranian Transactions and Sanctions Regulations for foreign entities owned or controlled by U.S. persons to engage in certain activities involving the Government of Iran and persons subject to the jurisdiction of Iran, subject to certain conditions. Nevertheless, the United States continues to maintain sanctions on Iran, prohibiting persons and companies in the United States and U.S. persons, wherever located, from engaging in nearly all Iran-related activity. Further, there is also a potential risk that the United States could re-impose wider sanctions on Iran affecting non-U.S. companies that it lifted in connection with implementation of the JCPOA if Iran violates the agreement at some point in the future, and more recently, a risk that the U.S. could withdraw from the JCPOA even if Iran does not violate the terms of the current agreement. On January 12, 2018, President Donald Trump waived again the application of certain nuclear-related secondary sanctions but stated that the U.S. will refuse to renew the waivers and will withdraw from the JCPOA, by mid-May 2018, unless the U.S. and its European allies reach a supplemental agreement to fix certain deficiencies in the JCPOA identified by President Trump. If President Trump does not waive the sanctions in May 2018, U.S. secondary sanctions on Iran related to Iran’s energy, shipping, shipbuilding, and insurance sectors could come back into effect; as a result, we and our charterers could be further restricted from engaging in Iran-related activities. The EU lifted nearly all of its sanctions targeting Iran, except for targeted asset freezes and travel bans against certain Iranian individuals and entities and restrictions on activities related to weapons proliferation and human rights abuses. Accordingly, residual U.S. secondary sanctions designations and residual EU sanctions listings remain in effect against certain Iranian individuals and entities. While UN, U.S. and EU sanctions relief creates potential opportunities for businesses, risks that existed prior to January 16, 2016 continue to persist, and new risks have arisen, including in particular the divergence between U.S. and EU sanctions and evolving interpretation of the sanctions relief.

In order to help maintain our compliance with applicable sanctions and embargo laws and regulations, we monitor and review the movement of our Vessel, as well as the cargo being transported. Pursuant to Section 13(r) of the Exchange Act, we note that in 2017, our Vessel under time or voyage charter contracts made three calls in Iran. One call was under a voyage charter and discharged rock phosphate cargo, providing revenue of $468,052. In addition, our Vessel made two calls, to load gypsum in bulk with destination to India, and remained in Iran ports during 2017 for approximately eight days in each call. During this time the Vessel was on time charter at a gross rate of approximately $12,700 and $11,175 per day, respectively. We believe that all of our calls were made in full compliance with applicable sanctions laws and regulations including those of the United States, the European Union and other relevant jurisdictions.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless they are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets, which may involve the United States or U.S. persons and thus subject us to sanctions or prohibitions. The EU has imposed sanctions against certain Russian entities and individuals (“EU Russian Sanctions Targets”). These sanctions effectively prohibit EU persons from engaging in any economic or commercial transactions with the EU Russian Sanctions Targets unless the same are authorized by the competent EU export control authority.

On March 12, 2018, the Council of the EU prolonged the restrictive measures over actions undermining or threatening the territorial integrity, sovereignty and independence of Ukraine for a further six months, until September 15, 2018. The measures consist of asset freezes and travel restrictions. They continue to apply to 150 persons and 38 entities. An assessment of the situation did not justify a change in the sanctions regime. The relevant information and statement of reasons for the listing of these persons and entities were updated as necessary. The legal acts are available in the EU Official Journal of March 13, 2018.

Other EU measures in place in response to the Ukraine crisis include:

• economic sanctions targeting specific sectors of the Russian economy, currently in place until July 31, 2018;

• restrictive measures in response to the illegal annexation of Crimea and Sevastopol, limited to the territory of Crimea and Sevastopol, currently in place until June 23, 2018.

Table Of Contents	10

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanction Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the EU maintains economic sanctions against, inter alia, Syria, Sudan, limited sanctions against North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the consolidated lists of persons, groups and entities subject to EU financial sanctions maintained by the EU External. We are subject to the prohibitions of these sanctions.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear, may be subject to changing interpretations, or may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our Vessel in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation and potentially be imputed to us.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our Vessel from calling in ports in sanctioned countries or could limit the cargoes our Vessel could carry that may result in breach of our charter contracts. If any of the risks described above materialize, it could have a material adverse impact on our business and the results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and follow compliance procedures to avoid economic sanctions violations.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operate or is registered, which can significantly affect the ownership and operation of our Vessel. These regulations include, but are not limited to, the Oil Pollution Act of 1990 (“OPA”), the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Federal Clean Air Act (“CAA”), the United States Clean Water Act (“CWA”), the Maritime Transportation Security Act of 2002 (“MTSA”), requirements of the United States Coast Guard (“USCG”) and the United States Environmental Protection Agency (“EPA”), and regulations of the International Maritime Organization (“IMO”), including the International Convention for the Prevention of Pollution from Ships (“MARPOL”), as from time to time amended including designation of emission control areas (“ECAs”) thereunder, the International Convention for the Safety of Life at Sea (“SOLAS”), as from time to time amended, the International Maritime Dangerous Goods Code (“IMDG Code), the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”), the International Maritime Solid Bulk Cargoes Code (“IMSBC Code”), the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (IGF Code), the International Safety Management (“ISM”) Code, the International Convention on Load Lines of 1966, as from time to time amended, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and replaced by the 1992 protocol, and generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, and EU regulations.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast and bilge waters, elimination of tin-based paint, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. Further, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

Table Of Contents	11

We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.

The International Convention for the Control and Management of Vessels’ Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The Marine Environment Protection Committee (“MEPC”), during its 71st session, in July 2017 agreed a practical and pragmatic implementation schedule for ships to comply with the IMO Ballast Water Management (“BWM”) Convention, which aims to stem the transfer of potentially invasive species in ships’ ballast water.

The BWM Convention becomes effective 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention met its ratification criteria following ratification by Finland on September 8, 2016. Finland’s accession brought the total gross tonnage of contracting states above 35%, with 52 total contracting parties, thereby triggering the entry into force of the BWM Convention. The BWM Convention finally entered into force on September 8, 2017.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.

Table Of Contents	12

An existing ship to which the IOPP Renewal Survey does not apply shall meet the D-2 standard from the date decided by the Administration, but not later than September 8, 2024. All ships will also have to carry an International BWM Certificate. The ballast water performance standard will be phased in over a period of time. Most ships will need to install an on-board system to treat ballast water and eliminate unwanted organisms. More than 60 type-approved systems are already available.

Now that mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

As of the date of this Annual Report, the IOPP Renewal Survey does not apply to our Vessel due to the fact that the previous IOPP Cert. was issued on January 31, 2016. As such, we are not required to comply with the BWM Convention until the end of 2020, at which time our Vessel will meet the D-2 standard. The costs associated with compliance are not yet possible to predict.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

Regarding climate change in particular, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which does not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. In 2011, it responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms. These include the mandatory measures of the SEEMP, outlined above, and an energy efficiency design index (“EEDI”) for new ships. Over the past few years, the IMO has considered its position on market-based measures. However, the international discussions have yet to bring agreement on global market-based measures or other instruments that would cut greenhouse gas emissions from the international maritime transport sector as a whole, including existing ships. A third IMO study (2014) on Greenhouse gases has been approved. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the United Nations Framework Convention on Climate Change (“UNFCCC”) or the IMO. At its 64th session in 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session in 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the mandatory efficiency measures which became effective January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG fuel carriers, ro-ro cargo ships (vehicle carriers), ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session in 2014, the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session in 2015, the MEPC agreed upon proposed language regarding a data collection system for fuel consumption of ships above 5,000 gross tons, a concept first proposed at its 66th session. Further, the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships. At its 70th session, the MEPC adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, as well as other, additional, specified data including proxies for transport work and report the data to the flag State after the end of each calendar year and the flag State, having determined that the data has been reported in accordance with the requirements, will issue a Statement of Compliance to the ship. Flag States will be required to subsequently transfer this data to an IMO Ship Fuel Oil Consumption Database. IMO will be required to produce an annual report to the MEPC, summarizing the data collected. At its session, the MEPC also approved Roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions from ships, which foresees an initial GHG reduction strategy to be adopted in 2018.The committee also considered the report of a correspondence group on the status of technological developments relevant to implementing Phase 2 (1 Jan 2020-31 Dec 2024) of the EEDI (Energy Efficiency Design Index) regulations. The energy-efficiency regulations require IMO to review the status of technological developments and, if proven necessary, amend the time periods, the EEDI reference line parameters for relevant ship types and reduction rates. In a landmark decision for both the environment and human health, January 1, 2020 was confirmed, by the Committee as the implementation date for a significant reduction in the sulphur content of the fuel oil used by ships. With regards to North Sea and Baltic Sea emission control areas for nitrogen oxides (NOX) approved, the MEPC approved the designation of the North Sea and the Baltic Sea as emission control areas (ECA) for nitrogen oxides (NOX) under regulation 13 of MARPOL Annex VI. The draft amendments to formally designate the NOX ECAs will be put forward for adoption at the next session of the Committee (MEPC 71). The MEPC approved, with a view to adoption at MEPC 71, draft amendments to the MARPOL Annex VI bunker delivery note relating to the supply of marine fuel oil to ships which have fitted alternative mechanisms to address sulphur emissions requirements. The MEPC, also, approved unified interpretations to the NOX Technical Code 2008 related to the approval of selective catalytic reduction systems to meet NOX standards. The Committee welcomed the news that the conditions for entry into force of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (BWM Convention), 2004, were met on September 8, 2016 and consequently the treaty entered into force on September 2017. The MEPC adopted revised Guidelines for approval of ballast water management systems (G8), which update the Guidelines issued in 2008. The revised section II of the Manual on Oil Pollution – Contingency Planning; and the Guide on oil spill response in ice and snow conditions were also approved during MEPC 70th session.

Table Of Contents	13

In December 2011, UN climate change conference (the “Durban Conference”) took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the IMO’s Marine Environment Protection Committee in April 2016.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013, the European Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However, on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall greenhouse emissions. The first step proposed by the European Commission was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our Vessel, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

Table Of Contents	14

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new Chapter XI-2 of the SOLAS by which imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The new chapter came into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Code, or ISPS Code. Among the various requirements are:

• on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

• on-board installation of ship security alert systems;

• the development of vessel security plans; and

• compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the Vessel to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

There are increased inspection procedures, tighter import and export controls and new security regulations.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our Vessel, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends, if any, in the future.

The operation of dry bulk vessels has certain unique operational risks, which could adversely affect our earnings and cash flow.

The operation of certain vessel types, such as dry bulk vessels, has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Hull breaches in dry bulk vessels may lead to the flooding of the vessels holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our Vessel we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends, if any, in the future. In addition, the loss of our Vessel could harm our reputation as a safe and reliable vessel owner and operator.

Table Of Contents	15

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, war risk insurance covering losses associated with the outbreak or escalation of hostilities, protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our Vessel with applicable maritime regulatory organizations. Any significant uninsured or underinsured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future. It may also result in protracted legal litigation. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 terrorist attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we do not currently carry and may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the Vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends, if any, in the future.

An over-supply of drybulk carrier capacity may lead to a further reduction in charter rates, which may limit our ability to conduct our shipping operations profitably.

The market supply of drybulk carriers has been increasing in large part as a result of the delivery of numerous newbuilding orders over the last few years, and the number of drybulk carriers on order still remains significant. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2015. As of the beginning of April 2018, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 9.9% of the world drybulk fleet, with most vessels on the orderbook expected to be delivered during the next two years.

An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand for drybulk shipping, may result in a further reduction of charter hire rates or prolong the period during which low charter hire rates prevail. If the current low charter rate environment persists or worsens and the drybulk global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may not be able to conduct our shipping operations profitably. Because our Vessel may continue to be employed in the spot market where operations are at times unprofitable due the volatility associated with dry cargo freight rates and if market conditions persist or worsen, we may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future.

We depend on spot charters in volatile shipping markets and we may have difficulty securing profitable employment for our Vessel in the currently depressed dry bulk market.

We periodically employ our Vessel on the spot charter market, and we may charter other vessels on the spot market in the future. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity. While our focus on the spot market may enable us to benefit if industry conditions strengthen, we must consistently procure spot charter business. Conversely, such dependence makes us vulnerable to declining market rates for spot charters and to the off-hire periods including ballast passages. Rates within the spot charter market are subject to volatile fluctuations while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that we will be successful in keeping our Vessel fully employed in these short-term markets or that future spot rates will be sufficient to enable the Vessel to be operated profitably. Although we do not receive any revenues from our Vessel while not employed, we are required to pay expenses necessary to maintain the Vessel in proper operating condition, insure it and service any indebtedness secured by the Vessel. A significant decrease in charter rates would affect value and adversely affect our profitability, cash flows and ability to pay dividends, if any, in the future. We cannot give assurances that future available spot charters will enable us to operate our Vessel profitably.

Table Of Contents	16

The market values of our Vessel may decrease.

The market value of dry bulk vessels has generally experienced high volatility. The market prices for secondhand and newbuilding dry bulk vessels in the recent past have declined from historically high levels to low levels within a short period of time. The market value of any vessels we acquire may increase or decrease depending on a number of factors including:

• prevailing level of charter rates;

• general economic and market conditions affecting the shipping industry;

• competition from other shipping companies;

• configurations, sizes and ages of vessels;

• supply and demand for vessels;

• other modes of transportation;

• cost of newbuildings;

• governmental or other regulations; and

• technological advances.

If the market value of our Vessel declines, we may incur losses if we sell the Vessel to obtain additional financing, which would adversely affect our business and financial condition, results of operations and ability to pay dividends, if any, in the future. If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s depreciated book value in our financial statements, resulting in a loss and a reduction in earnings.

We may experience impairment of the value of long-lived assets.

The value of our long-lived assets can become impaired, as indicated by factors such as the recent downturn in the dry bulk markets or the past and anticipated operating performance and cash flows of operations. We will continue testing for impairment regularly, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Our revenues are subject to seasonal fluctuations.

Our fleet consists of one dry bulk vessel that operates in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter in the future. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, revenues from our Vessel not otherwise fixed on long-term charters may be weaker during our second and third quarters, and, conversely, we expect our revenues from our dry bulk Vessel may be stronger in our first and fourth quarters. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends, if any, in the future.

Table Of Contents	17

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Determining a vessel’s efficiency includes considering its speed and fuel economy, while flexibility considerations include the ability to enter harbors, utilize related docking facilities and pass through canals and straits. A vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of its operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our Vessel, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our Vessel and the resale value of our Vessel could significantly decrease. This could adversely affect our ability to service our debt or make cash distributions.

Rising fuel prices may adversely affect our profits.

Fuel is a significant, if not the largest, expense if vessels are under voyage charter. Moreover, the cost of fuel will affect the profit we can earn on the spot market. Upon redelivery of vessels at the end of a time charter, we may be obliged to repurchase the fuel on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the time charter period. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical events, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Maritime claimants could arrest our Vessel, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel, or other assets of the relevant vessel-owning company, for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of our Vessel, or other assets of the relevant vessel-owning company or companies, could cause us to default on a charter, breach covenants in our credit facilities, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our future vessels.

Governments could requisition our Vessel during a period of war or emergency.

A government could requisition our Vessel for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Even if we would be entitled to compensation in the event of a requisition of our Vessel, the amount and timing of payment would be uncertain. Government requisition of our Vessel may negatively impact our business, financial condition, results of operations and ability to pay dividends, if any, in the future.

Compliance with safety and other vessel requirements imposed by classification societies may be costly.

The hull and machinery of every commercial vessel must be certified as safe and seaworthy in accordance with applicable rules and regulations, and accordingly vessels must undergo regular surveys. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, such vessel will be unable to trade between ports and will be unemployable and this would negatively impact our revenues.

Vessels must undergo annual surveys, immediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed over a five-year period. Our Vessel is on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

If our Vessel does not maintain its class and/or fails any annual, intermediate or special survey, the Vessel may be unable to trade between ports and may be unemployable which could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends, if any, in the future.

Table Of Contents	18

The smuggling of drugs or other contraband onto our Vessel may lead to governmental claims against us.

We expect that our Vessel will call at ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent that our Vessel is found with contraband, whether inside or attached to the hull of our Vessel, and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims that could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, legislated in 2010, which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in certain circumstances to a violation or a mitigation of applicable penalties, at least under the U.K. Bribery Act.

Company Specific Risks

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

Part of our potential growth strategy is to expand our fleet as opportunities are identified and the success of this strategy will depend on numerous factors. Our future growth will depend upon a number of factors, some of which we cannot control. These factors include, among other things, our ability to:

• locating and acquiring suitable vessels;

• identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

• identify vessels and/or shipping companies for acquisitions;

• identify additional new markets;

• engage, hire, train and retain qualified personnel to manage, maintain and operate our business and fleet;

• improve operating and financial systems and controls;

• integrating any acquired vessels successfully with our existing operations;

• enhancing our customer base;

• managing our expansion; and

• obtaining required financing, which could include debt, equity or combinations thereof.

A deficiency in any of these factors could adversely affect our ability to achieve growth. Our ability to grow is in part dependent on our ability to expand our fleet through acquisitions of suitable vessels. We may not be able to acquire vessels on favorable terms, which could impede our growth and negatively impact our financial condition and ability to pay cash distributions. We may not be able to locate suitable vessels or purchase contracts with owners, or obtain financing for such acquisitions on economically acceptable terms, or at all. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

Table Of Contents	19

The process of integrating acquired vessels into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows and financial condition. Further, if we issue additional shares of our common stock (the “Common Stock”), your interest in our Company will be diluted.

As the marine transportation industry is capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of future vessels through the issuance of debt securities, it could result in:

• default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

• acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant was breached without a waiver or renegotiation of that covenant;

• our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

• our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that shipping rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

We began operating in the dry bulk shipping business in February 2016 and therefore have limited operating history, which makes it difficult to evaluate our current business and future prospects.

We initially conducted our business operations exclusively within the healthcare industry. Following the sale of the majority of our assets in 2012, we decided to pursue opportunities within the interior design and real estate consulting industries. However, we were unsuccessful due to our limited experience in both industries. As a result, we discontinued our operations within the interior design industry and, following the acquisition of Boston Carriers, Ltd., entered into the dry bulk shipping business.

We began operating in the dry bulk shipping business in February 2016. Previously we were involved in unrelated businesses. Therefore, we have a relatively limited operating history in executing our current business model, which makes it difficult to evaluate our current business model and future prospects.

In light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development with limited operating history, there is a significant risk that we will not be able to implement or execute our current business plan, or demonstrate that our business plan is sound. If we cannot execute any one of the foregoing or similar matters relating to our operations, our business may fail.

The report of our independent registered public accounting firm contains an emphasis of matter paragraph indicating that there is a substantial doubt concerning our ability to continue as a growing concern.

Our audited consolidated financial statements for the fiscal year ended December 31, 2017 were prepared on a going concern basis in accordance with GAAP. The emphasis of matter paragraph included in our auditor’s report was a result of our efforts in securing additional capital. We have a loss from continuing operations of $14,439,105, a working capital deficit of $16,615,362, cash used in operations of $6,299 and an accumulated deficit of $24,038,667. During 2017, charter rates for bulkers continued at relatively low rates. Our ability to continue as a going concern is dependent on our management’s ability to raise additional capital. We are currently in the process of attempting to secure additional capital and implementing our business plan while also exploring various strategic alternatives, which could contribute to the growth of the future revenues and the reduction our future operating expenses through efficiencies. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern. Nevertheless, we cannot provide any assurance that operating results will generate positive cash flow to meet our needs.

Table Of Contents	20

As our Vessel comes up for scheduled drydockings the number of off-hire days of our Vessel will increase and we will incur expenses related to the drydockings and as a result our cash available for distribution to our shareholders may decrease.

Once our Vessel is drydocked, it is automatically considered to be off-hire for the duration of the special or intermediate survey and associated drydocking, which means that for such period of time our Vessel will not be earning any revenues. Our Vessel is scheduled to drydock in December 2018.

During the drydocking of our Vessel, we may incur or may be obligated to incur certain costs. As of the date of this Annual Report, the IOPP Renewal Survey does not apply to our Vessel due to the fact that the previous IOPP Cert. was issued on January 31, 2016. As such, we are not required to comply with the BWM Convention until the end of 2020, at which time our Vessel will meet the D-2 standard. The costs associated with compliance are not yet possible to predict. (refer to “Item 4. Information on the Company – B. Business Overview – Other International Regulations to Prevent Pollution”). Consequently, as scheduled drydocking for our Vessel approaches, the number of off-hire days of our Vessel and operating expenses increase, which may materially affect our cash available. In addition, we may decide to put our Vessel, or any other vessels that we may acquire in the future, into drydock before the scheduled drydocking date in anticipation of regulatory changes, opportunities in the charter market or as a result of our determination that the condition of our Vessel requires repair or maintenance.

If we are unable to fund our capital expenditures, we may not be able to operate our Vessel, which would have a material adverse effect on our business.

In order to fund our capital expenditures, we may be required to incur additional borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Generally, significant capital expenditures are required to take delivery of future newbuilding vessels, if any. In addition, our existing Vessel may require significant capital expenditures, such as expenditures for scheduled and unscheduled dry-docking and regulatory compliance, to continue operations. As a result, the failure to obtain the funds necessary for our capital expenditures could have a material adverse effect on our business, results of operations and financial condition.

Unless we set aside reserves or are able to borrow funds for Vessel replacement, our revenue will decline at the end of our Vessel’s useful life, which would materially adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for Vessel replacement, we will be unable to replace the Vessel upon the expiration of the useful life of the vessel, which we estimate to be 25 years, except as otherwise extended. Our cash flows and income are dependent on the revenues earned by the chartering of our Vessel to customers. If we are unable to replace the Vessel upon the expiration of the useful life, our business, results of operations and financial condition in the future will be materially and adversely affected. Any reserves set aside for Vessel replacement may not be available for dividends, if any, in the future.

We rely on both internal and external information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. We rely on information technology networks and systems to process, transmit and store electronic and financial information, to capture knowledge of our business, to coordinate our business across our operation bases and to communicate internally with our Vessel, customers, suppliers, partners and other third-parties. In addition, our Vessel uses electronically transmitted maps and navigational systems. These information systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber-attacks, telecommunication failures, user errors or catastrophic events, and may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, personal data and data loss and corruption. Cyber-attacks on our Vessel may also lead to potential unauthorized access to the navigational systems of our Vessel, which could result in hazardous accidents. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our operations (including the safety of our operations), and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remediate any vulnerabilities to cyber-attacks. Moreover, we do not carry cyber-attack insurance to cover the aforementioned risks to our information technology. Any significant interruption or failure of our information systems or any significant breach of security could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Table Of Contents	21

We are dependent on the services of our Chief Executive Officer and the loss of his services would likely have a material adverse effect on our business.

We are highly dependent on the services of Mr. Antonios Bertsos, our Chief Executive Officer, Chief Financial Officer and member of Board of Directors. Mr. Antonios Bertsos maintains responsibility for our overall corporate operational strategy. Mr. Antonios Bertsos has a strong background in dry bulk shipping and thus is an integral part of our operations. The loss of Mr. Antonios Bertsos and his services would have a material adverse effect upon our business and prospects. We do not have “key person” life insurance for Mr. Antonios Bertsos.

As of the date of this annual report, our Chief Executive Officer beneficially owns 84.5% of our Common Stock and will be able to exert considerable influence over our actions.

As of the date of this annual report, Mr. Antonios Bertsos beneficially owns 84.5% of the outstanding shares of our Common Stock. As the Chief Executive Officer, Chief Financial Officer, member of our Board of Directors and a significant shareholder, he has the power to exert considerable influence over our actions and the outcome of matters on which our shareholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Mr. Antonios Bertsos may be different from your interests.

Our executive officer will not devote all of his time to our business, which may hinder our ability to operate successfully.

Our executive officer participates in business activities not associated with us, including serving as member of the management team of our manager, Mim Maritime Inc. (which is affiliated with us, as our controlling shareholder also controls the Manager), and is not required to work full-time on our affairs. While we expect that Mr. Antonios Bertsos will devote a substantial portion of his time to the management of our Company, we expect that the amount of time Mr. Antonios Bertsos allocates to managing us will vary from time to time depending on the needs of the business and the level of strategic activity at the time. This structure may create conflicts of interest in matters involving or affecting us and our customers and there can be no assurance that any of these conflicts of interest will be resolved in our favor, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on our manager’s ability to hire and retain key personnel.

Our success depends to a significant extent upon the abilities and efforts of our managers. Our continued success will depend upon our and our manager’s ability to engage, hire and retain key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations. In crewing our Vessel, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense due to the increase in the size of the global shipping fleet. If we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. If we cannot engage, hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As we expand our fleet, we will also need to expand our operational and financial systems and engage or hire new shoreside staff and seafarers to crew our Vessel; if we cannot expand these systems or engage or recruit suitable employees, our performance may be adversely affected.

We depend on our manager to operate our business.

Pursuant to our ship management agreement, our manager provides us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, insurance, assistance with regulatory compliance). Our operational success will depend significantly upon our manager’s satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager. Our management agreement with any new manager may not be as favorable. If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business and affect our profitability.

Table Of Contents	22

Our manager is a privately held company and there is little or no publicly available information about it.

The ability of our manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our manager’s financial strength, and because it is a privately held company, information about its financial strength is not available. Although our manager located in Greece, up to date, the continuing adverse economic conditions in Greece have not affected our manager’s ability to pay employees, have not forced us to default on any obligations and have not had any other material impact on our operations. As a result, our shareholders might have little advance warning of problems affecting our manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our manager that has a material impact on us to the extent that we become aware of such information.

Because we generate all of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could influence our results of operations.

We generate all of our revenues in United States dollars, but we incur certain of our expenses in our operations in currencies other than United States dollars, mainly Euros. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% had a minimal impact on our vessel operating expenses and general and administrative expenses. However, in the future we may impose significant negative effects.

If we acquire and operate older secondhand vessels, we may be exposed to higher operating and other costs, which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth, which includes the acquisition of secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we, as a purchaser of secondhand vessels will not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. In addition, unforeseen maintenance, repairs, special surveys or dry docking may be necessary for acquired secondhand vessels, which could also increase our costs and reduce our ability to employ the vessels to generate revenues.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The age of our Vessel is 22.3 years, and most dry bulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our Vessel and may restrict the type of activities in which the Vessel may engage. We cannot assure you that, as our Vessel’s age, market conditions will justify those expenditures or enable us to operate our Vessel profitably during the remainder of the useful life of the Vessel. If we sell the Vessel, we may have to sell at a loss, and, our earnings could be materially adversely affected.

Delays in deliveries of second-hand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisition of additional vessels for our fleet, could harm our business, financial condition and results of operations.

We expect to purchase second-hand vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which could delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

In December 2017, we entered into a bareboat charter contract to acquire a 45,950 dwt, 1996 built, drybulk vessel. Pursuant to the bareboat charter contract, we will provide a down payment of $500,000 together with the issuance of 10,000,000 shares of Common Stock, subject to restriction for four years, at a price of $0.05 per share prior to delivery of the vessel and $2,191 per day for five years commencing on the date of delivery of the said vessel. At the conclusion of the five years, the vessel will be fully owned by us without any further payment. The vessel has not yet been delivered to us. On March 7, 2018, we entered into an addendum to the bareboat charter contract, whereby the cancellation date for delivery was extended from April 4, 2018, to July 30, 2018.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

Capital expenditures and other costs necessary to operate and maintain our Vessel may increase.

Changes in safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our Vessel out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our Vessel profitably during the remainder of the economic life.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Table Of Contents	23

We may be subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our Vessel through membership of protection and indemnity, or P&I, associations, otherwise known as P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted by other P&I clubs with which our club has entered into interclub agreements. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that the P&I club to which we belong will remain viable and that we will not become subject to additional funding calls which could adversely affect us.

If the United States taxes Boston Carriers as a United States corporation, our tax rates would be significantly higher than if Boston Carriers is taxed as a foreign corporation by the United States.

Effective March 21, 2016, Integrated Inpatient Solution (“IIS”), our predecessor, was renamed to Boston Carriers Inc. and re-domiciled under the laws of the Republic of the Marshall Islands. United States tax laws provide that under certain conditions foreign corporations that were previously United States corporations may continue to be taxed as United States corporations after the re-domiciliation. The Company has prepared the financial statements contained herein on the basis that it will be taxed as a U.S. corporation. However, due to the complexity of the United States tax laws and the facts of the re-domiciliation, no final determination has been made by the Company as to whether these rules apply to the Company. The Company may seek a refund with a U.S. court for U.S. taxes that it may pay in the future to the Internal Revenue Service on the basis that the Company should not be treated as a U.S. corporation following the re-domiciliation. There can be no assurance that a court would agree with such a position taken by the Company. If we are taxed as a U.S. corporation, (i) the Company would continue to be subject to U.S. federal income tax as a U.S. corporation on its worldwide income, and (ii) the Company could be subject to current United States tax on certain types of income earned by foreign subsidiaries of the Company, whether or not such income is distributed to the Company. As a result, taxes imposed on the Company could be significantly higher than if the Company is taxed as a foreign corporation by the United States.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a material tax expense, and such change could be significant to our financial results. For example, in accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings available to our shareholders.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our Common Stock arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

If we are taxed as a foreign corporation for U.S. tax purposes, U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

As noted above, the Company may challenge the position that it should be treated as a U.S. corporation for U.S. tax purposes. If this challenge is successful and the Company is treated as a foreign corporation for U.S. tax purposes, the Company may be treated as a “passive foreign investment company,” or PFIC. If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements.

Table Of Contents	24

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, if any, in the future.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. Furthermore, certain of our outstanding financing arrangements restrict the ability to pay dividends under certain circumstances. To the extent we do not receive dividends from our subsidiaries, our ability to pay dividends in the future will be restricted.

We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. In addition, several of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on the laws of such jurisdictions.

Risks Relating to Our Outstanding Debt

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our ability to finance our operations, refinance our existing indebtedness, pursue desirable business opportunities or successfully run our business.

As of December 31, 2017, our total debt was $6,315,809 (excluding any derivative liability of our unsecured convertible promissory notes) of which $5,405,809 was unsecured, consisting of (i) $910,000 outstanding under our credit facility with Conquistador Shipping Corporation (“Conquistador”), secured by a mortgage on our Vessel; (ii) $500,000 outstanding under our unsecured credit facilities with our Chief Executive Officer, Chief Financial Officer and member of Board of Directors; and (iii) $4,905,809 outstanding under our unsecured convertible promissory notes.

Our substantial debt could have important consequences on our operations and to holders of our Common Stock. Because of our substantial debt:

• our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future or such financing may be unavailable on favorable terms;

• a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for operations, capital expenditures and future business opportunities;

• we may be exposed to the risk of increased interest rates because our borrowings may be at variable rates of interest;

• it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

• we may be more vulnerable to general adverse economic and industry conditions;

• we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;

• our ability to refinance indebtedness may be limited or the associated costs may increase;

Table Of Contents	25

• our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital expenditures that are necessary or important to our growth strategy and efforts to improve operating margins or our business; and

• if, before or upon the maturity of our credit facilities, we are not able to refinance our existing indebtedness on commercially acceptable terms and future cash flows are insufficient to service our debt, our obligation to make principal payments under our credit facilities may force us to take actions, such as no paying dividends in the future to our shareholders, reducing or delaying business activities, further acquisitions, selling assets, or seeking additional equity capital. We cannot assure you that we will be able to refinance our existing indebtedness on acceptable terms or at all.

If future cash flows are insufficient to fund capital expenditures and other expenses or investments, we may need to incur further indebtedness. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations. Any of the risks described above may have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to service or refinance our debt.

Our ability to generate the amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In particular, the charter rates we obtain for our Vessel will have a significant impact on our ability to service our indebtedness. Due to any restrictions on the use of cash from operations and other sources for purposes other than the repayment of indebtedness, even if we otherwise generate sufficient cash flow to service our debt, we may still be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. Also, the payments under our debt will limit funds otherwise available for our respective working capital, capital expenditures, vessel acquisitions and other purposes and as a result of these obligations, our current liabilities may exceed our respective current assets.

We may not be able to maintain compliance with certain financial covenants contained in our credit facilities, or any other agreements that we may enter into in the future, which may allow lenders to take possession of our Vessel and will have a material adverse effect on our overall business and operations.

In the past, we defaulted on our minimum liquidity covenant contained in our credit facility agreement with Conquistador. While we are currently in compliance with our financial covenants in our various agreements, there can be no assurance that we will remain in compliance, and any future default would have a material adverse effect on our business, operations and financial condition.

Our agreement with Conquistador is secured by a mortgage on our Vessel. In the event we default on our minimum liquidity covenant in the future, the terms of our credit facility agreement provides Conquistador with various rights and remedies, including demanding full payment due under the agreement. In the event Conquistador accelerates the payment due date as a result of our default, we may need to secure additional funds in order to make payment. However, we may have difficulty securing additional financing in order to refinance such accelerated obligation, which could have a material adverse effect on our ability to continue as a going concern. In addition, because our credit facility is secured by our mortgage on our Vessel, Conquistador may also opt to take possession of our Vessel which will have a material adverse effect on our business and financial condition, including our ability to continue conducting our business operations within the seaborne transportation industry.

Our credit facilities contain, and we expect that any new or amended credit facilities we may enter into will contain, restrictive covenants, which may limit our business and financing activities, including our ability to make cash distributions.

The operating and financial restrictions and covenants in our credit facilities and in any new or amended credit facility we enter into in the future could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. Events of default under our credit facilities include failure to pay principal or interest when due, breach of certain undertakings, negative covenants and financial covenants contained in the credit facilities, any related security documents or guarantees. We are generally the guarantor, or Corporate Guarantor, for loans extended to our subsidiary Poseidon Navigation Corp.

Table Of Contents	26

These restrictions:

• require us to maintain minimum liquidity equal to $250,000;

• require us not to create liens on our assets;

• limit our ability to incur additional indebtedness except for trade debts in the normal course of business of the Vessel;

• assign insurances and earnings in favor of the lenders in case we become default in our obligations;

• limit the ability of the Corporate Guarantor to merge with or be absorbed or taken over by any third party;

• limit the ability of the Corporate Guarantor to pay dividends;

• limit the ability of the Corporate Guarantor to make any loans;

• limit the ability of the Corporate Guarantor to grant any credit (other than the ordinary course of business);

• limit the ability of the Corporate Guarantor to give any guarantees or indemnities or assume any third party liabilities;

• limit the ability of the Corporate Guarantor to sell, lease, transfer or otherwise dispose of, the whole or any part of its revenues or its assets;

• require the Corporate Guarantor to timely file all reports required to be filed with the SEC;

• require to maintain and preserve all of our properties which are necessary in the proper conduct of our business in good working order and condition, ordinary wear and tear excepted;

• require not to occur any levy upon or seizure or attachment outside of normal course of business which will be undisputed by the Company which will cause any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $1,500,000 per vessel (this amount to be multiplied by the number of vessels the Company operates at the time of such levy, seizure or attachment), and any such levy, seizure or attachment shall not be set aside, bonded or discharged within thirty (30) days after the date thereof;

• require that the Company or any significant subsidiary shall not default or fail to rectify such default within (3) months on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; and

• require to have authorized and reserved, for the purpose of issuance, specific number of shares of Common Stock for each unsecured convertible promissory note.

As a consequence, will need to seek permission from our respective lenders in order to engage in some corporate and commercial actions that believe would be in the best interest of our respective business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of our lenders may be different from our respective interests or those of our holders of Common Stock, and we cannot guarantee that we will be able to obtain the permission of lenders when needed. This may prevent us from taking actions that are in best interests of us or our shareholders. Any future debt agreements may include similar or more restrictive restrictions.

Additionally, our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our lenders and changes in vessel earnings and asset valuations.

The downturn in the drybulk carrier charter market may continue have an adverse effect on our ability to comply with the restrictive covenants contained in our credit facility agreements.

The downturn and volatility in drybulk charter rates may have a number of adverse consequences for drybulk shipping, including, among other things:

• an absence of financing for vessels;

• no active second-hand market for the sale of vessels;

Table Of Contents	27

• extremely low charter rates, particularly for vessels employed in the spot market;

• widespread loan covenant defaults in the drybulk shipping industry; and

• declaration of bankruptcy by some operators, shipowners, as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition, and thus our ability to maintain compliance with the various restrictive covenants contained in our credit facilities.

If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions or covenants, we may be forced to suspend our distributions and a significant portion of our obligations may become immediately due and payable and we may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, for obligations under our credit facilities which are secured by our Vessel, if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on the asset. We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions.

There can be no assurance as to how long charter rates and vessel values will remain at their current levels and how much the market could decline. If charter rates and vessel values in the drybulk market decline further or remain at relatively low levels, this could may have an adverse effect on our business.

Risks Relating to Our Common Stock

We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies (other than smaller reporting companies) that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, emerging growth companies are entitled to take advantage of exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. They are also subject to the requirements of holding nonbinding advisory votes on executive compensation, and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile. Relatedly, it may be difficult for us to raise additional capital when we need it because investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected. However, our current financial statements are comparable to those of companies that comply with public company effective dates.

Furthermore, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. However, our current financial statements are comparable to those of companies that comply with public company effective dates.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30.

Table Of Contents	28

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our Common Stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions:

• provide for a classified board of directors with staggered, three- year terms;

• prohibit cumulative voting in the election of directors;

• authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of our outstanding Common Stock entitled to vote for the directors;

• limit the persons who may call special meetings of shareholders;

• establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

• restrict business combinations with interested shareholders.

In addition, on August 22, 2016, we entered into an executive employment agreement with Mr. Antonios Bertsos, the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors. Upon the occurrence of a change of control as defined in the executive employment agreement with Mr. Antonios Bertsos, the Company shall pay to Mr. Antonios Bertsos a lump sum cash amount equal to twenty times the sum of his then-current base salary and pro rata portion of any annual bonus, if any, in U.S. dollars, within 30 days following the effectiveness of the termination. Mr. Antonios Bertsos’ current base salary is $1,500,000.

These anti-takeover provisions, including the executive employment agreement with Mr. Antonios Bertsos, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Stock and your ability to realize any potential change of control premium.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA are intended to resemble provisions of the corporation laws of the State of Delaware and other states of the United States of America with substantially similar legislative provisions. Insofar as it does not conflict with any other provision of the BCA, the non-statutory law of the State of Delaware and of those other states of the United States of America with substantially similar legislative provisions is declared to be adopted as the law of the Republic of the Marshall Islands. The rights and fiduciary responsibilities of directors under the BCA are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling shareholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

Being a foreign private issuer exempts us from certain SEC and OTC Pink requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

• the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

• the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

• the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

Table Of Contents	29

• the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and

• the obligation to obtain shareholder approval in connection with the approval of, and material revisions to, equity compensation plans.

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Our shares of Common Stock are considered to be a “Penny Stock” and may be difficult to trade.

We anticipate that our Common Stock will continue to be a low-priced security, or a “penny stock” as defined under rules promulgated under the Exchange Act. A stock is a “penny stock” if it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per stock; (ii) it is not traded on a “recognized” national exchange; (iii) it is not quoted on The NASDAQ Stock Market, or even if so, has a price less than $5.00 per stock; or (iv) is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a “penny stock” is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions probably decreases the willingness of broker-dealers to make a market in our Common Stock, decreases liquidity of our Common Stock and increases transaction costs for sales and purchases of our Common Stock as compared to other securities. These rules may restrict the ability of brokers or dealers to sell the Common Stock and may affect the ability of investors to sell their shares of Common Stock. In addition, since the shares of Common Stock are currently quoted on the OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of the Common Stock and may experience a lack of buyers to purchase such shares of Common Stock or a lack of market makers to support the stock price.

Our shares of Common Stock trade at low prices per share of Common Stock and trade on the OTC PINK, which provides limited liquidity and significant volatility.

Since February 12, 2014 our shares of Common Stock have been quoted on the OTC Market Group’s OTC PINK electronic quotation system (the “OTC PINK”) and trades under the symbol “BSTN”. Although this ostensibly qualifies the Company as publicly trading, minimal actual trading occurs. For years our shares of Common Stock were only quoted on OTC Pink and investors may have found it difficult to obtain accurate quotations of our Common Stock and may have experienced a lack of buyers to purchase such stock or a lack of market makers to support the stock price. We believe that while these issues have diminished, they continue to exist as, due to our trading price, our Common Stock are referred to as a “penny stock” and is subject to various regulations involving certain disclosures that must be given to prospective buyers prior to their purchase of any penny stocks. These disclosures require purchasers to acknowledge they understand the risk associated with buying penny stocks and that they can absorb the entire loss of their investment. Accordingly, it is commonly believed that being a penny stock limits the liquidity of our shares of Common Stock and the coverage of our Common Stock by analysts. The OTC PINK generally provides less liquidity than stock exchanges like NYSE or NASDAQ. Shares trading on the OTC markets may be very thinly traded and highly volatile. Therefore, holders of the Company’s Common Stock may be unable to sell their Common Stock at any price, whether or not such shares of Common Stock have been registered for resale. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our Common Stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our Common Stock, significant sales of our Common Stock, or the expectation of these sales, could cause our stock price to fall.

There may be a limited public market for our securities; we presently fail to qualify for listing on any national securities exchanges.

Our shares of Common Stock currently do not meet all of the requirements for initial listing on a national securities exchange. Specifically, the bid price of our Common Stock is less than the minimum bid price required to obtain a listing. Trading in our Common Stock continues to be conducted in the over-the-counter market. As a result, an investor may find it difficult to dispose of or to obtain accurate quotations as to the market value of our Common Stock, and our Common Stock may be less attractive for margin loans, for investment by larger financial institutions, as consideration in possible future acquisition transactions or other purposes.

Table Of Contents	30

Our stock price will likely be highly volatile, which may negatively affect our ability to obtain additional financing in the future.

The market price of our shares of Common Stock is likely to be highly volatile due to the risks and uncertainties described in this risk factors section, as well as other factors, and could be subject to wide fluctuations in response to various factors. Some of the factors that may cause the market price of our shares of Common Stock to fluctuate include:

• conditions and publicity regarding the industry in which we operate, as well as the specific areas our product candidates seek to address;

• fluctuations in our financial results or the financial results of companies perceived to be similar to us;

• competition in our industry;

• price and volume fluctuations in the stock market at large that are unrelated to our operating performance;

• changes in estimates of our financial results or recommendations by securities analysts;

• failure of our services to achieve or maintain market acceptance;

• changes in market valuations of similar companies;

• significant products, contracts, acquisitions or strategic alliances of our competitors;

• success of competing products or services;

• changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

• regulatory developments in the United States or foreign countries;

• litigation involving our Company, our general industry or both;

• additions or departures of key personnel;

• investors’ general perception of us; and

• changes in general economic, industry and market conditions.

As a result of this volatility, an investment in our stock is subject to substantial risk. Furthermore, the volatility of our stock price could negatively impact our ability to raise capital in the future.

We do not currently intend to pay dividends on our Common Stock and, consequently, the ability to achieve a return on an investment in our Common Stock will depend on appreciation in the price of our shares of Common Stock.

We do not expect to pay cash dividends on our Common Stock. Any future dividend payments are within the absolute discretion of our Board of Directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our Board of Directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our Common Stock. As a result, the success of an investment in our Common Stock will depend on future appreciation in its value. The price of our Common Stock may not appreciate in value or even maintain the price at which you purchased our shares of Common Stock. In addition, currently, pursuant to certain of our credit facilities, we are restricted from paying dividends.

Future issuances of equity or future sales of our Common Stock by existing shareholders, may result in significant dilution of your ownership interests and adversely affect the market price of our Common Stock.

As of that date of the filing of this annual report, we have 1,099,678,521 shares of Common Stock issued and outstanding. We are authorized to issue up to 50,000,000,000 shares, of which 45,000,000,000 shall be shares of Common Stock and 5,000,000,000 shall be “blank check” Preferred shares. We also will be issuing additional shares of Common Stock or other securities that are convertible into or exercisable for shares of Common Stock according to our unsecured convertible promissory notes. The issuance of all or a significant amount of the Common Stock described above will result in substantial dilution to existing shareholders. We cannot predict the effect that future sales of our Common Stock or other equity related securities would have on the market price of our Common Stock.

Table Of Contents	31

On April 7, 2017, we held our annual shareholders meeting whereby our shareholders granted discretionary authority to the our board of directors, among others, to (i) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of the Company’s Common Stock, pursuant to which the shares of Common Stock would be combined and reclassified into one share of Common Stock at an aggregate ratio within the range from 1-for-2 up to 1-for-30,000, no later than the first anniversary of the date of the annual meeting, and (ii) amend and restate the Company’s Amended and Restated Articles of Incorporation in order to, among other items, provide more clarity and simplify the provisions relating to the Company’s share structure and to authorize the creation of shares of “blank check” preferred stock by filing the Amended and Restated Articles of Incorporation.

On May 23, 2017, we effected a 1-for-5,000 reverse stock split of our shares of Common Stock. As a result, every 5,000 of our pre-reverse split shares of Common Stock were combined and reclassified into one share of Common Stock. The par value and other terms of our shares of Common Stock were not affected by the reverse stock split. With respect to the underlying shares of Common Stock associated with any derivative liabilities, according to the terms of the unsecured convertible promissory notes, as may be required by such convertible notes where applicable, the conversion and exercise prices and number of shares of Common Stock issued have been adjusted retrospectively in accordance with the 1-for-5,000 ratio. Due to such alteration in our share capital, numbers of shares of Common Stock, earnings per share, shares of Common Stock obtainable upon conversion or exercise of convertible notes have been adjusted retrospectively as well, where applicable, unless otherwise specified. The accompanying consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 including the notes to financial statements reflect these aforementioned alterations of share capital. There can be no assurance that we will not undertake further reverse splits or consolidations of our shares of Common Stock subsequent to the filing of this report, nor can we predict what effect, if any, an additional Reverse Stock split, if any, will have on our market price of our Common Stock.

Broker-dealer requirements may affect trading and liquidity.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated there under by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effectuating any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our Common Stock to resell their shares of Common Stock to third parties or to otherwise dispose of them in the market or otherwise.

Table Of Contents	32

Shares of Common Stock eligible for future sale may adversely affect the market price of our Common Stock, as the future sale of a substantial amount of our restricted stock in the public marketplace could reduce the price of our shares of Common Stock.

From time to time, certain of our shareholders may be eligible to sell their shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 of the Securities Act of 1933, as amended, subject to certain compliance requirements. In general, under Rule 144, unaffiliated shareholders (or shareholders whose shares of Common Stock are aggregated) who have satisfied a six month holding period may sell our shares of Common Stock, so long as we have filed all required reports under Section 13 or 15(d) of the Exchange Act during the applicable period preceding such sale. Generally, once a period of six months has elapsed since the date the shares of Common Stock were acquired from us or from an affiliate of ours, unaffiliated shareholders can freely sell shares of our Common Stock so long as the requisite conditions of Rule 144 and other applicable rules have been satisfied. Also generally, twelve months after acquiring shares of Common Stock from us or an affiliate, unaffiliated shareholders can freely sell their shares of Common Stock without any restriction or requirement that we are current in our SEC filings. Any substantial sales of shares of Common Stock pursuant to Rule 144 may have an adverse effect on the market price of our Common Stock.

Failure to Achieve and Maintain Internal Controls in Accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002 Could Have A Material Adverse Effect on Our Business and Stock Price.

If we fail to maintain adequate internal controls or fail to implement required new or improved controls, as such control standards are modified, supplemented or amended from time to time, we may not be able to assert that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and there could be a material adverse effect on our stock price.

Table Of Contents	33

Item 4. Information on the Company

A. History and Development of the Company

We are an international shipping company that owns and operates one dry bulk carrier vessel. Through our wholly-owned subsidiary, Poseidon Navigation Corp. (“Poseidon”), a Marshall Islands corporation, we own and operate a dry bulk vessel that is able to transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Our principal executive offices are located at 18 Poseidonos Ave., Kalithea, 17674, Greece and the telephone number is +30 2130123653. Our website is https://www.bostoncarriers.com. Information contained on or accessed through our website or any other website does not constitute a part of this report.

Boston Carriers, Inc. was incorporated in Florida on July 31, 2001. On September 21, 2001, the Company was acquired by PlaNet.Com, Inc., a Nevada public, non-reporting corporation. PlaNet.Com, Inc. was considered a shell at the time of acquisition. The acquisition was treated as a reverse acquisition (the acquired company is treated as the acquiring company for accounting purposes). PlaNet.Com, Inc. changed its name to Inpatient Clinical Solutions, Inc. immediately after the acquisition.

In April 2012, we changed our name from Inpatient Clinical Solutions, Inc. to Integrated Inpatient Solutions, Inc. In March 2013 management decided to exit the health care provider business.

On August 26, 2014, we entered into a Share Exchange Agreement pursuant to which we agreed to acquire all of the outstanding capital stock of Integrated Timeshare Solutions, Inc., a Nevada corporation (“ITS”) in exchange for newly issued shares of our Common Stock. As a result of the exchange, ITS became a wholly-owned subsidiary of the Company. ITS was established on July 2, 2014 as a real estate consulting firm specializing in timeshare liquidation and mortgage relief. In November 2014 our management decided to exit the timeshare business and we have discontinued operations of this subsidiary.

Through January 2016, we provided interior design services targeting budget-minded individuals. This business operated under the trade name Integrated Interior Design. We earned revenues from providing decorator services which were billed at hourly and per diem rates. The interior design business operated in South Florida and provided interior design, interior staging, accompanied shopping, paint color selection, architectural drawing and other design services.

On December 31, 2015, we entered into an Asset Purchase Agreement pursuant to which we agreed to acquire all of the assets and liabilities of Boston Carriers Ltd., a corporation organized under the laws of the Republic of the Marshall Islands in exchange for newly issued shares of our previously existing Series A Preferred shares (before the Company’s file of the Amended and Restated Articles of Incorporation on May 23, 2017, the “Series A Preferred shares”), $0.0001 par value per share (the “Exchange”), which were issued to the former sole shareholder of Boston Carriers Ltd. Included in the assets acquired was all outstanding stock in Poseidon, a corporation organized under the laws of the Republic of the Marshall Islands. Accordingly, as a result of the Exchange, Poseidon became a wholly-owned subsidiary of the Company.

In connection with the execution of the Asset Purchase Agreement, we filed a Certificate of Designations with the Secretary of State of the State of Nevada regarding the creation of our Series A Preferred shares pursuant to which we issued an aggregate of 1,850,000 shares of Series A Preferred shares, which were converted into shares of our Common Stock in 2016, to the former sole shareholder of Boston Carriers Ltd.

In addition, on December 31, 2015, the Company’s then-existing Directors appointed Mr. Antonios Bertsos, Mr. Harris Frangos and Mr. Fred Pier to our Board of Directors and concurrently with the closing of the Exchange (the “Closing Date”), our former sole officer and all former directors resigned. Subsequently, our former sole officer was retained as a consultant and, pursuant to the terms of a consulting agreement, effective January 1, 2016, was issued a total of 5,255 shares of our Common Stock. Upon issuance of the Series A Preferred shares, the former sole shareholder of Boston Carriers Ltd. initially held approximately 92.5% of our issued and outstanding Common Stock, assuming the conversion of all of the Company’s outstanding Preferred shares.

Also as a result of the Exchange, we assumed the liabilities of Boston Carriers Ltd., including those associated with: (1) a Share Subscription Agreement between Boston Carriers Ltd. and YP Holdings, LLC and (2) a Bareboat Hire purchase agreement.

In January 2016, we exited the interior design business in order to shift our strategy and focus on the maritime transportation business, which is our current business. Accordingly, the financial statements have been presented in accordance with ASC 205-20, Discontinued Operations.

Table Of Contents	34

On February 13, 2016, we took delivery of Nikiforos, a 45,693 dwt, 1996 Japanese built, drybulk vessel (the “Vessel”) pursuant to a Bareboat Charter Party agreement with Nikiforos Shipping S.A, the terms of which granted us a purchase option of the Vessel. On December 7, 2016, we exercised our purchase option and acquired the Vessel. Our Vessel is primarily available for charter on a spot voyage basis. Under a spot voyage charter, which generally lasts from several days to several months, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

On February 29, 2016, Integrated Inpatient Solutions, Inc. agreed to file Articles of Conversion with the Nevada Secretary of State and Articles of Domestication with the Registrar of the Republic of the Marshall Islands effective March 21, 2016. Additionally, Integrated Inpatient Solutions, Inc. agreed to adopt a Plan of Conversion, whereby Integrated Inpatient Solutions, Inc. would become a Marshall Islands company effective March 2016. In connection with the Plan of Conversion, Integrated Inpatient Solutions, Inc. changed its name from Integrated Inpatient Solutions, Inc., to Boston Carriers, Inc. on March 21, 2016 and simultaneously re-domiciled to the Marshall Islands. Due to the reincorporation, the rights of our shareholders are now governed by the Business Corporations Act of the Marshall Islands, our Articles of Incorporation filed with the Registrar of the Republic of the Marshall Islands and our new bylaws, which were contemporaneously approved by our Board of Directors.

Upon effectiveness of the reincorporation, all of our issued and outstanding shares of Common Stock automatically converted into issued and outstanding shares of Common Stock of the Marshall Islands Company without any action on the part of our shareholders. In the same manner, all of our issued and outstanding preferred shares automatically converted into issued and outstanding preferred shares of the Marshall Islands Company holding identical rights as the pre-existing preferred shares without any action on the part of the Company’s shareholders. Upon filing of the Articles of Conversion, the Series B Preferred shares, totaling 1,850,000 shares, were subsequently renamed to Series A Preferred shares. The non-redeemable, convertible preferred shares totaling 250,000 shares, which were issued and outstanding as of December 31, 2015, were subsequently renamed to Series B Preferred shares. Effective as of April 4, 2016, the trading symbol for our Common Stock, which is quoted on the OTC Pink, changed from “INTP” to “BSTN”.

On June 30, 2016, the last day of our second quarter, we determined that we would qualify as a Foreign Private Issuer, as that term is defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beginning on July 1, 2016. As a result, we would no longer file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, we will file our annual report on Form 20-F and reports of foreign private issuers on Form 6-K. We file reports on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Recent Developments

Amended and Restated Articles of Incorporation:

On May 23, 2017, we filed Amended and Restated Articles of Incorporation to amend and restate our amended and restated articles of incorporation (the “Original Articles”) in order to, among other items, provide for authorized capital of Fifty Billion (50,000,0000,000) shares of capital stock, divided into classes consisting of Forty Five Billion (45,000,000,000) shares of Common Stock, par value $0.0001 per share) and Five Billion (5,000,000,000) shares of “blank check” preferred stock, par value $0.0001 per share; and to grant the Board discretionary authority to effect one or more reverse stock splits of our issued and outstanding common stock at a ratio within the range from 1-for-2 up to 1-for-30,000, at any time prior to April 7, 2018.

On May 23, 2017, we effected a 1-for-5,000 reverse stock split of our shares of Common Stock. As a result, every 5,000 of our pre-reverse split shares of Common Stock were combined and reclassified into one share of Common Stock. The par value and other terms of our shares of Common Stock were not affected by the reverse stock split. With respect to the underlying shares of Common Stock associated with any derivative liabilities, according to the terms of the unsecured convertible promissory notes, as may be required by such convertible notes where applicable, the conversion and exercise prices and number of shares of Common Stock issued have been adjusted retrospectively in accordance with the 1-for-5,000 ratio. Due to such alteration in our share capital, numbers of shares of Common Stock, earnings per share, shares of Common Stock obtainable upon conversion or exercise of convertible notes have been adjusted retrospectively as well, where applicable, unless otherwise specified. The accompanying consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 including the notes to financial statements reflect these aforementioned alterations of share capital. There can be no assurance that we will not undertake further reverse splits or consolidations of our shares of Common Stock subsequent to the filing of this report, nor can we predict what effect, if any, an additional Reverse Stock split, if any, will have on our market price of our Common Stock.

Table Of Contents	35

Exchange Agreement:

As previously disclosed, on June 9, 2016, we issued to YP Holdings, LLC (“YP”) a 10.75% unsecured convertible promissory note in the aggregate principal amount of $3,000,000, with the excess to represent original issue discount. On December 18, 2017, YP and a third party financial institution (the “Assignee”) entered into an assignment and assumption agreement (the “Assignment Agreement”), pursuant to which YP assigned to the Assignee, and the Assignee assumed, $750,000 of the principal of the June 9, 2016 note with YP. On the same date, we entered into an exchange agreement with the Assignee (the “Exchange Agreement”), pursuant to which we issued to the Assignee a 15.00% unsecured convertible promissory note in the aggregate principal amount of $750,000 in exchange for the old note (the “Exchange Note”). The Exchange Note is convertible, at the option of the holder, into shares of our Common Stock at any time from the date of issuance until the maturity date, which is one year from the date of issuance. The maturity date may be accelerated, at the option of the holder, upon the occurrence of an event of default (as defined in the Exchange Note). After the occurrence of any event of default that has not been cured that results in the eventual acceleration of the Exchange Note, the interest rate shall accrue at an additional interest rate equal to the lesser of 2% per month (24% per year) or the maximum rate permitted under applicable law.

Bareboat Charter Contract:

In December 2017, we entered into a bareboat charter contract to acquire a 45,950 dwt, 1996 built, drybulk vessel. Pursuant to the bareboat charter contract, we will provide a down payment of $500,000 together with the issuance of 10,000,000 shares of Common Stock, subject to restriction for four years, at a price of $0.05 per share prior to delivery of the vessel and $2,191 per day for five years commencing on the date of delivery of the said vessel. At the conclusion of the five years, the vessel will be fully owned by us without any further payment. The vessel has not yet been delivered to us. On March 7, 2018, we entered into an addendum to the bareboat charter contract, whereby the cancellation date for delivery was extended from April 4, 2018, to July 30, 2018.

B. Business Overview

Introduction

We are an international shipping company that owns and operates one dry bulk carrier vessel. Through our wholly-owned subsidiary, Poseidon, a Marshall Islands corporation, we own and operate a dry bulk vessel that is able to transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. The management of our Vessel, is performed through an affiliated third party management company (the Company’s controlling shareholder also controls the management company).

Owned Vessel and Employment Profile as of April 19, 2018

Vessel Name	Size (dwt)	Vessel Type	Year Built	Employment Profile
Dry bulk Vessel
Nikiforos	45,693	Handymax	1996	Spot

Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry. We entered the market at historical lows and we face less capital repayments for our Vessel in relation to our competitors. In parallel, we conduct our technical and operations management of our Vessel through a third party manager to maintain low administrative and other costs, to provide us with a competitive advantage over many of our competitors by allowing us to more closely monitor our strategy and to offer higher quality performance, reliability and efficiency in arranging charters and identifying market potentials. Our manager has also an experienced management team with important presence in the shipping industry and strong industry relationships in crucial areas of vessel management. We perform periodic monitoring of budget vs actual results, where feedback for the performance of our Vessel is provided, discrepancies are identified and corrective actions take place. We maintain the quality of our Vessel by carrying out regular inspections, both while in port and at sea. Furthermore, we pay significant attention to safety and environmental protection rules, on a proactive basis. Our Chief Executive Officer, Chief Financial Officer and director has established strong relationships with providers of brokering and chartering services, from which we can leverage their extensive industry relationships to arrange for favorable and profitable charters or successful acquisitions, similar to our acquisition of Nikiforos. Our Chief Executive Officer, Chief Financial Officer and director also has extensive relationships with lenders that provided and could provide us the proper financing to implement our strategy. Our directors collectively have more than 45 years of experience in the commercial, private and investment banking sectors, while over the course of their careers raised significant amounts of equity for microcap companies.

Table Of Contents	36

Our Business Strategies

Currently, we employ one Vessel. We are building our fleet through timely and selective acquisition of a secondhand vessel, to take advantage of the low vessel values in the drybulk shipping industry. We intend to grow our fleet through timely and selective acquisitions in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Currently, because of prevailing market conditions, we primarily employ our Vessel in the spot market, under short term time charters or voyage charters. The management of our Vessel is performed through an affiliated third party management company (the Company’s controlling shareholder also controls the management company).

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Handymax/Supramax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,900 independent drybulk carrier owners. The world’s active dry bulk fleet consists of approximately 11,180 vessels, aggregating approximately 825 million dwt as of the beginning of April 2018. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel.

We typically arrange our charters through the use of brokers, and negotiate the terms of the charters based on market conditions. To the extent we seek to charter out our Vessel, it is likely that we will face substantial competition from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

Customers

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. We use well-established brokers that have relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We charter out our Vessel to major steel producers, potash products producers and diversified shipping companies.

During the year ended December 31, 2017, 89% of revenues from the shipping industry were derived from three customers in the spot market of 47%, 24% and 18% of net revenue.

Seasonality

Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. Seasonality in the sector in which we operate could materially affect our operating results and cash available for payment of dividends, if any, in the future.

Operations

Vessel Management:

The ship management of our Vessel is provided by an affiliated third party management company (the Company’s controlling shareholder also controls the management company). The ship-management company provides commercial, technical and operational management services.

Commercial Ship Management

Commercial ship management of our Vessel involves identifying and negotiating charter party employment for the Vessel. We use the commercial services of third parties for the chartering of our Vessel. Charter brokers research and negotiate with different charterers, and propose charters to us for cargoes suitable for carriage by our Vessel. We then evaluate the employment opportunities available for our Vessel and arrange cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Table Of Contents	37

Technical Ship Management and Operation of the Fleet

The technical ship management of our Vessel and the operation is performed by an affiliated third party ship-management company under the terms of the management agreement between the parties. Based in Athens, Greece, this operation is run by experienced professionals who oversee every step of technical management of the Vessel, including the superintendence of maintenance, repairs and drydocking, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support. Once our Vessel is chartered, the third party ship-management company provides supervisory staff to manage the day-to-day operations of our Vessel to ensure that the terms and conditions of the charters are being fulfilled.

Crewing and Shore Employees

Our manager is responsible for recruiting, either directly or through a crew manager, the senior officers and all other crew members for our Vessel. Our Vessel is crewed primarily with Greek and Philippino crew members. Our manager has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the Vessel is manned by experienced and competent and trained personnel. The terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the Vessel.

As of December 31, 2017, and as of the date of this annual report we had a range of 20 to 21 crew members employed on our Vessel. Additionally, as of December 31, 2017, and as of the date of this annual report with respect to shore-side employees, we had 1 employee, our executive officer.

Facilities:

We do not own any real property or any interest in real property and do not invest in real property or have any policies with respect thereto as a part of our operations or otherwise. We currently maintain our principal business at 18 Poseidonos Ave., Kalithea, 17674, Greece, on a cost free basis, as our manager of the Vessel provides us office accommodation. As our employee count grows we will relocate our principal business office to a larger location in Greece.

Environmental and Other Regulations in the Dry bulk Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our Vessel may operate or is registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expenses, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our Vessel to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our Vessel. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of our Vessel.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for our Vessel that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations change frequently and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our Vessel. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the grounding of the Exxon Valdez in 1989 or the explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil rig in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

Table Of Contents	38

International Environmental Regulations:

The International Maritime Organization (“IMO”) has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution. Furthermore, governments regulations significantly affect the ownership and operation of our Vessel which is subject not only to international conventions but also national, state and local laws, regulations and standards in force in international waters and the countries in which our Vessel may operate or is registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, wastewater discharges and ballast water management.

Ship Safety Regulation:

In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (ISPS Code).

Our Vessel maintains ISM and ISPS certifications for safety and security of operations.

International Regulations to Prevent Pollution from Ships:

In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and more stringent standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap. After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016 by a consortium of consultants led by CE Delft and submitted to the IMO’s Marine Environment Protection Committee (MEPC) during their 70th session. The review concluded that sufficient compliant fuel would be available to meet the new requirement. However, there have been competing studies, that hold the opposing view that refining capacity will not be sufficient in 2020, with an estimated 60-70% additional sulfur plant capacity required by 2020. There have also been questions as to how the sulfur cap will be enforced, as it is up to individual parties to MARPOL to enforce fines and sanctions. By 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our Company. Similarly Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. We anticipate incurring costs to comply with these more stringent standards by implementing measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, and may require installation and operation of further control equipment at significantly increased cost.

Table Of Contents	39

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (covering designated coastal areas off the United States and Canada, which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which were designated in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA (around Puerto Rico and the United States Virgin Islands) entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015).

In addition, as from January 1, 2018 three new emission control areas (ECA) become mandatory in China. Details of these areas were first announced in when the “Ship and Port Pollution Prevention Special Action Plan (2015-2020)” was issued by the Chinese Ministry of Transport. This was followed by the implementation plan which was released in December 2015. These ECAs have been created to reduce the levels of ship-generated air pollution and mainly focus on the sulphur content of fuels. The three areas are all ports in the Pearl River Delta, the Yangtze River Delta and Bohai Bay. It should be noted that these emission control areas arise as a matter of Chinese domestic law and are not MARPOL Annex VI designated emission control areas. Vessels at berth in any port within an emission control area should use fuel with a maximum sulphur content of 0.5% – except one hour after arrival and one hour before departure. Furthermore, as of January 1, 2019 will enter into force an amendment with regards to specific ECAs, whereas vessels should use fuel with a maximum sulphur content of 0.5% prior entering any ECA.

Furthermore, at a date which has yet to be advised after December 31, 2019 there will be an assessment made by the Chinese authorities with a view to adopting one or more of the following:

• reducing the maximum sulphur content to 0.1% for vessels operating in the emission control area;

• expand the geographical size of the emission control areas;

• consider any other further initiatives.

At its 66th Session, the MEPC adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At MEPC 69, Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA.

Table Of Contents	40

At its 64th session (2012), the MEPC indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, as well as other, additional, specified data including proxies for transport work and report the data to the flag State after the end of each calendar year and the flag State, having determined that the data has been reported in accordance with the requirements, will issue a Statement of Compliance to the ship. Flag States will be required to subsequently transfer this data to an IMO Ship Fuel Oil Consumption Database. IMO will be required to produce an annual report to the MEPC, summarizing the data collected. At its session, the MEPC also approved Roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions from ships, which foresees an initial GHG reduction strategy to be adopted in 2018.The committee also considered the report of a correspondence group on the status of technological developments relevant to implementing Phase 2 (1 Jan 2020-31 Dec 2024) of the EEDI (Energy Efficiency Design Index) regulations. The energy-efficiency regulations require IMO to review the status of technological developments and, if proven necessary, amend the time periods, the EEDI reference line parameters for relevant ship types and reduction rates. In a landmark decision for both the environment and human health, January 1, 2020 was confirmed, by the Committee as the implementation date for a significant reduction in the sulphur content of the fuel oil used by ships. With regards to North Sea and Baltic Sea emission control areas for nitrogen oxides (NOX) approved, the MEPC approved the designation of the North Sea and the Baltic Sea as emission control areas (ECA) for nitrogen oxides (NOX) under regulation 13 of MARPOL Annex VI. The draft amendments to formally designate the NOX ECAs will be put forward for adoption at the next session of the Committee (MEPC 71). The MEPC approved, with a view to adoption at MEPC 71, draft amendments to the MARPOL Annex VI bunker delivery note relating to the supply of marine fuel oil to ships which have fitted alternative mechanisms to address sulphur emissions requirements. The MEPC, also, approved unified interpretations to the NOX Technical Code 2008 related to the approval of selective catalytic reduction systems to meet NOX standards. The Committee welcomed the news that the conditions for entry into force of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (BWM Convention), 2004, were met on September 8, 2016 and consequently the treaty entered into force on September 2017. The MEPC adopted revised Guidelines for approval of ballast water management systems (G8), which update the Guidelines issued in 2008. The revised section II of the Manual on Oil Pollution – Contingency Planning; and the Guide on oil spill response in ice and snow conditions were also approved during MEPC 70th session. We believe that our Vessel is in compliance in all material respects with these regulations as of the date of this annual report. However, additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and may adversely affect our business, results of operations, cash flows and financial condition.

Greenhouse Gas Regulation:

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from shipping. As of January 1, 2013, however, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011 to address greenhouse gas emission from ships. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Currently, operating ships are required to develop and follow Ship Energy Efficiency Management Plans (“SEEMPs”), while minimum energy efficiency levels per capacity mile apply to new ships, as defined by the Energy Efficiency Design Index (“EEDI”). These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In 2015, the EU adopted a regulation requiring large vessels (over 5,000 gross tons) calling at EU ports to monitor, report and verify their carbon dioxide emissions, which went into effect in January 2018. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Although the EPA findings and regulations do not extend to vessels and vessel engines, it may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Furthermore, in the United States, individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change. On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility United Nations Development Program- IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, shipowners, operators, classification societies, and oil companies, signed to launch the GIA. In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding the environment that targets the United States’ offshore energy strategy, which affects parts of the maritime industry and may affect our business operations. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Table Of Contents	41

We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of any vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our Vessel and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition may be negatively impacted by climate change and related governmental regulation, and that impact could be material.

Other International Regulations to Prevent Pollution:

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions. For example, in February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The Marine Environment Protection Committee (MEPC), during its 71st session, in July 2017 agreed a practical and pragmatic implementation schedule for ships to comply with the IMO Ballast Water Management (“BWM”) Convention, which aims to stem the transfer of potentially invasive species in ships’ ballast water.

The BWM Convention becomes effective 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The BWM Convention met its ratification criteria following ratification by Finland on September 8, 2016. Finland’s accession brought the total gross tonnage of contracting states above 35%, with 52 total contracting parties, thereby triggering the entry into force of the BWM Convention. The BWM Convention finally entered into force on September 8, 2017.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.

Table Of Contents	42

An existing ship to which the IOPP Renewal Survey does not apply shall meet the D-2 standard from the date decided by the Administration, but not later than September 8, 2024. All ships will also have to carry an International BWM Certificate. The ballast water performance standard will be phased in over a period of time. Most ships will need to install an on-board system to treat ballast water and eliminate unwanted organisms. More than 60 type-approved systems are already available.

Now that mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

As of the date of this Annual Report, the IOPP Renewal Survey does not apply to our Vessel due to the fact that the previous IOPP Cert. was issued on January 31, 2016. As such, we are not required to comply with the BWM Convention until the end of 2020, at which time our Vessel will meet the D-2 standard. The costs associated with compliance are not yet possible to predict.

Compliance Enforcement:

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Flag State Performance Table” published annually by the International Chamber of Shipping evaluates and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys and participation at IMO and International Labour Organization (the “ILO”) meetings. Our Vessel is flagged in Liberia. Liberia-flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

European Regulations:

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and while it does in some respects align with the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g. as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulfur content of no more than 0.10%).

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

In response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce, as much as possible, the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, limiting possible disruptions to European Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015.

Table Of Contents	43

The European Union has also adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.

The UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

The Paris Memorandum of Understanding on Port State Control (Paris MoU) to which 27 nations are party adopted the “New Inspection Regime” (NIR) to replace the existing Port State Control system, effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high-risk ships to more in-depth and frequent inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

On January 16, 2018, European Commission adopted the first-ever Europe wide strategy on plastics. The strategy is part of the transition towards a more circular economy to protect the planet, defend our citizens and empower our industries. The new rules on port reception facilities for the delivery of waste from ships will influence in particular the maritime sector. The new rules address sea-based sources of marine litter including plastic household waste from ships and derelict fishing gear with measures to ensure that this waste is not discharged at sea, but landed in ports to adequate waste reception facilities. Also included are measures to reduce the administrative burden on ports, ships and competent authorities by aligning better with the international legal framework. With regards to the revision of the Port Reception Facilities Directive the European Commission explains that according to recent studies, 20-40% of marine litter originates from sea-based sources. The new Port Reception Facilities Directive aims at reducing discharges of waste from ships at sea by ensuring availability of adequate port reception facilities and the use of those facilities by ships visiting EU ports. The Directive has a wide scope and applies to all ships, including fishing vessels and recreational craft. It is based on the international obligations in the MARPOL Convention: the International (IMO) Convention for the prevention of pollution from ships.

The proposal for a new Directive on Port Reception Facilities has a two-fold objective: to protect the marine environment by reducing discharges of waste from ships; and to improve efficiency of maritime operations in ports. This will be achieved by seeking further alignment with the MARPOL Convention, which has introduced a stricter regime for garbage discharges and has also become more stringent over time in relation to other types of waste from ships, and proposing a number of measures which specifically address the problem of marine litter from ships. Through a mix of incentives and enforcement measures, the proposal seeks to ensure that more waste is delivered on shore, in particular garbage, including waste from the fishing sector such as derelict fishing gear.

The proposal also aims to contribute to the Circular Economy, by improving the adequacy of waste reception facilities, in particular as regards their environmental operation. Once the waste is delivered on shore, the principles and obligations from EU waste legislation apply, and these should be implemented better in the context of the management of waste from ships in ports. In this context, the proposal will include an obligation for the separate collection of waste from ships, in particular where such waste has previously been segregated on board, in view of further reuse/recycling of the waste.

United States Environmental Regulations and Laws Governing Civil Liability for Pollution:

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship-owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone.

Table Of Contents	44

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. OPA defines these other damages broadly to include natural resources damage and the costs of assessment thereof; real and personal property damage; net loss of taxes, royalties, rents, fees and other lost revenues; lost profits or impairment of earning capacity due to property or natural resources damage; and net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources. OPA preserves the right to recover damages under existing law, including maritime tort law. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on December 21, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons), for tank vessels over 3,000 gross tons other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. For all other types of vessels, OPA currently limits liability of responsible parties to the greater of $1,100 per gross ton or $0.939 million per vessel that is over 300 gross tons. Under the OPA, these liability limits do not apply if an incident was directly caused by violation of applicable United States Federal Safety, Construction or Operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA, these limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not adopt legislation to amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels carrying any hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

Similarly, in response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce, as much as possible, the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, limiting possible disruptions to European Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. The UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

Table Of Contents	45

We currently maintain insurance coverage against pollution liability risks in the amount of $1.0 billion per incident for our Vessel. In addition, we carry both hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small quantity of bunkers our Vessel can carry, we believe that an oil spill from our Vessel would not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. While our insurance includes penalties and fines as well as civil liabilities and expenses resulting from accidental pollution, our insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, there may be a material adverse effect on our business operations, reputation and financial condition.

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $1,300 per gross ton, which includes the OPA limitation on liability of $1,000 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. These limits are also periodically revised. We believe this insurance coverage meets the requirements of OPA.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring litigation directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is litigated directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our Vessel calls.

The United States Clean Water Act or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA and CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (“VGP”), system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. Regulated vessels cannot operate in U.S. waters unless they are covered by the VGP. To do so, vessel owners must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. The VGP also requires states to certify the permit, and certain states have imposed more stringent discharge standards as a condition of their certification.

Table Of Contents	46

This 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. These requirements correspond with the IMO’s requirements under the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention and are consistent with the USCG’s 2012 ballast water discharge standards. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VGP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our Vessel to comply with new standards. In addition, through the CWA certification provisions, that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our Vessel from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Vessel is subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” The California Air Resources Board has adopted clean fuel regulations applicable to all vessels sailing within 24 miles of the California coast whose itineraries call for them to enter any California ports, terminal facilities or internal or estuarine waters. Only marine gas oil or marine diesel oil fuels with 0.1% sulfur will be allowed. We may incur costs to install control equipment on our Vessel to comply with the new standards.

Also under the CAA, since 1990, the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our Vessel operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our Vessel call.

International Laws Governing Civil Liability for Oil Pollution Damage:

We operate a dry cargo vessel that is subject to national and international laws governing pollution from such vessels. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of that country by discharge of persistent oil, subject to certain exceptions. Under the CLC, the right to limit liability is forfeited where the spill is caused by the ship owner’s personal fault. Under the 1992 Protocol, the right to limit liability is forfeited where the spill is caused by the ship owner’s personal act or omission and by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result from such act or omission. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance covers such liability.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976 as amended (the “LLMC”)). With respect to non-ratifying states, liability for spills or releases of bunker fuel is determined by the national or other domestic laws in the jurisdiction where the events or the damages occur.

Table Of Contents	47

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Vessel Security Regulations:

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (the “ISSC”) from a recognized security organization approved by the vessel’s flag state. The following are among the various requirements, some of which are found in SOLAS:

• on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

• on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

• the development of a ship security plan;

• ship identification number to be permanently marked on a vessel’s hull;

• a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

• compliance with flag state security certification requirements.

In addition, as of January 1, 2009, every company and/or registered owner is required to have an identification number which conforms to the IMO Unique Company and Registered Owner Identification Number Scheme.

A vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to align its requirements with international maritime security standards, exempts from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our Vessel complies with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the Vessel to attain compliance with all applicable security requirements within the prescribed time periods.

Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring the Vessel into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

Table Of Contents	48

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Inspection by a Classification Society:

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the Vessel is “in class,” signifying that the Vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the Vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class certification, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

• Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

• Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

• Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the Vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the Vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the Vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the Vessel would be surveyed within a five-year cycle. Upon a ship owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the “IACS”). Our Vessels is certified as being “in class” by NKK, major classification society which is member of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreements. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Table Of Contents	49

Risk of Loss and Liability Insurance:

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our Vessel in amounts that we believe to be prudent to cover normal risks in our operations. Furthermore, while we believe that the insurance coverage that we will obtain is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery, Increased Value and War Risk Insurances

We maintain marine hull and machinery insurance for our Vessel, which covers the risks of partial loss, particular average, general average, salvage, litigation and labour and actual or constructive total loss in accordance with the provisions of Institute Time Clauses (Hulls) 1/10/1983 (Clause 280), which includes the extended coverage afforded by virtue of the inclusion of the Additional Perils Clause (Clause 294).

We also maintain increased value coverage for our Vessel in accordance with the provisions of Institute Time Clauses – Hulls Disbursements and Increased Value (Total Loss only, including Excess Liabilities) 1/10/83 (Clause 290). Under such coverage, in the event of actual or constructive total loss of the Vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities, such as general average, salvage and salvage charges, along with litigation and labour charges which are not recoverable under the hull and machinery policy by reason of inadequate insurance coverage.

Finally, we have arranged War Risks Hull & Machinery and Increased Value insurances covering the risks excluded from the Standard Form of the English Marine Policy (Hulls) by the War Exclusion Clause (Clause 24), the Strikes Exclusion Clause (Clause 25), the Malicious Acts Exclusion Clause and the Violent Theft, Piracy and Barratry Exclusion Clause of the Institute Time Clauses (Hulls and Hulls Disbursements and Increased Value), including Sabotage, Vandalism and Malicious Mischief. The cover is further extended to cover Detention and Diversion Losses and Expenses, War Protection and Indemnity, War Loss of Hire and Cyber Attack.

Our Vessel insured for an agreed value under all policies corresponding to an amount up to at least its fair market value. At all times, indemnity is subject to the policy deductible.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided either by mutual protection and indemnity (“P&I”) associations (“P&I Associations”) or fixed premium P&I providers, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses, including but not limited to, those resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, fines, towing and other related costs, including wreck removal. Our P&I coverage is subject to and in accordance with the rules of the P&I Association which the vessel is entered. P&I insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs”.

Our Vessel is currently entered with a Mutual P&I Club belonging to the International Group of Protection and Indemnity Associations. Coverage is subject to the P&I Association’s Rules, which provides for policy coverage of up to $1 billion with respect to each claim of oil pollution liability and $3 billion with respect to each claim of passengers and seamen. All other claims are subject to the International Group Reinsurance Limit of $10 million.

At all times, indemnity is subject to the policy deductible(s).

Freight, Demurrage and Defense

We maintain Freight, Demurrage and Defense insurance, together with our P&I entry, which covers legal or other related proceedings relating to but not limited to hire, freight, demurrage, breach of any charterparty or other contract, detention from any cause, claims arising in connection with building, conversion, alteration, repair, purchase, sale or mortgage, claims by or against seafarers or passengers, claims by or against revenue or customs authorities or any matter falling within the scope of the cover and is not expressly excluded. The coverage afforded by this insurance is limited in the aggregate to $7,500,000 for any single claim, dispute, proceeding or series thereof and is subject to the policy deductible.

Table Of Contents	50

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our businesses are “loss of hire,” “strikes,” except in cases of loss of hire due to war or a piracy event, and “credit risk.” Specifically, we do not insure these risks because the costs are regarded as disproportionate. Such insurance provides, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for Deferred Calls and Supplementary Calls.

Legal Proceedings:

We are currently not aware of any other such legal proceedings or claims that believe they will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results except for the items described below. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution and death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Current material legal proceedings of which we are aware are as follows:

In December 2017, we were involved in an unlawful arrest of our Vessel in India by Zatrix Limited (“Zatrix”), an entity controlled by a 26% shareholder of the former owner of our Vessel, Nikiforos Shipping S.A. (the “Former Owner”). Zatrix alleged it previously made a shareholder’s loan to the Former Owner, and that such loan is attached to the Vessel after the sale. However, Zatrix previously consented to the sale of the Vessel free and clear of debts, liens or legal claims as per the terms of the sale agreement. In December 2017, we paid $538,572 as a guaranty to lift the arrest of the Vessel. The case was heard by the Indian courts in April 9, 2018, where it was ordered by the court the release of the security back to the Company. However, as of the date of this report, the suit still remains open and the Company will appeal for the case to be fully closed.

Permits and Authorizations:

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our Vessel. The kinds of permits, licenses and certificates required depend on several factors, including the commodity transported, the waters in which we operate our Vessel, the nationality of our Vessel’s crew, and the age of our Vessel. We have been able to obtain all permits, licenses and certificates currently required to operate our Vessel. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

The International Bulk Carriers Shipping Industry Overview

General:

Seaborne cargo is broadly categorized as either dry or liquid cargo. Dry cargo includes dry bulk cargo, container cargo, non-container cargo and other cargo. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals.

Ocean going vessels represent the most efficient and often the only means of transporting large volumes of basic commodities and finished products over long distances. In general, the supply of, and demand for, seaborne transportation capacity are the primary drivers of charter rates and values for all vessels. Due to the larger volume of cargo they ship, their reliance on a few key commodities and long-haul routes among a small number of ports, larger vessels exhibit higher charter rate and vessel value volatility compared to smaller vessels. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications.

Table Of Contents	51

During extended periods of high charter rates, vessel values tend to appreciate. Conversely, during periods where rates have declined, vessel values tend to decline. Historically, the relationship between incremental supply and demand has varied among different types of vessels, because the drivers of demand for each type of vessel are different and are not always subject to the same factors. This means that at any one time different types of vessels, such as tankers and dry bulk carriers, may be in differing stages of their respective supply and demand cycle.

Dry bulk cargo comprises approximately of one third of the total seaborne trade. Dry bulk cargo is any form of cargo that is shipped in bulk and can be loaded and unloaded in its original, unadulterated and unpackaged state. Common dry bulk cargoes include steel, grains (soybean, wheat, etc.), cement and lumber. Less directly visible, but often in large quantities, are iron ore and metallurgic coal (the two primary raw materials used in producing steel), thermal coal (used in power plants for electric generation) and fertilizers (used in farming). Dry bulk cargoes are commonly categorized into major or minor bulks. The major bulks category consists of iron ore, coal and grains. The minor bulks category includes, but is not limited to, fabricated steel, steel scrap, fertilizers, lumber, cement and minerals. These raw materials are typically poured or lifted into a ship’s hold without the aid of additional pallets or other packaging materials.

Dry bulk carriers play an important role in connecting the resource extraction points, such as mines and farms, and end users, such as steel mills and food processors. Due to the increasingly global supply chain and changing demand patterns for different raw materials, dry bulk freighters provide the most cost effective means of completing the supply chain as compared to other transportation methods such as air, rail or truck transportation. Shipping is beneficial relative to other modes of transportation due to the larger economies of scale, especially considering the massive capacity of bulk freighters, and their ability to serve destinations with limited existing infrastructure. Additionally, the majority of supply centers are either at a great distance or separated by vast bodies of water from the main demand centers, making waterborne transportation the only effective means of movement in most cases.

Major Dry Bulk Seaborne Trades:

Major Coal Trades:	Major Grain Trades:	Major Iron Ore Trades:
Australia – Japan	U.S. Gulf – Latin America	Australia – Japan
Australia – West Europe	U.S. Gulf – Japan	Australia – China
South Africa – West Europe	U.S. Gulf – Asia	Brazil – China
Colombia – West Europe	Argentina – Brazil	Brazil – West Europe

Dry Bulk Shipping Demand:

Dry bulk trade is influenced by the underlying demand for the dry bulk commodities which, in turn, is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. Generally, growth in GDP and industrial production correlate with peaks in demand for marine dry bulk transportation services. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, the world dry bulk trade between 2000 and 2017 has been increased from approximately 2,000 million tonnes to more than 5,000 million tonnes, substantially influenced by the entrance of China in the World Trade Organization.

Historically, certain economies have acted as the primary drivers of dry bulk trade. In the 1990s, Japan was the driving force of increases in ton-miles, when buoyant Japanese industrial production stimulated demand for imported dry bulk commodities. More recently, China and, to a lesser extent, India have been the main drivers behind the recent increase in seaborne dry bulk trade, as high levels of economic growth have generated increased demand for imported raw materials such as coal, iron ore and grains.

Coal

Asia’s rapid industrial development has contributed to strong demand for coal. Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel. Chinese and Indian electricity consumption has grown at a rapid pace. China is the second largest consumer of electricity in the world, even though generally highly populated developing economies have low per capita electricity consumption.

Table Of Contents	52

Expansion in air conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan’s domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in Asia. Future prospects are also heavily tied to the steel industry. Coking coal is of a higher quality than thermal coal (i.e., more carbon and fewer impurities) and its price is both higher and more volatile.

Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, the United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China. China has recently become a net importer of coal, and Indian imports have doubled in less than five years. Coal is transported primarily by Capesize, Panamax and Supramax vessels.

Iron Ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. Main importers are China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the dry bulk sector. Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. The shares of Indian and Brazilian imports into China have increased since 2000. Australia and Brazil together account for approximately two-thirds of global iron ore exports. Although both countries have seen strong demand from China, Australia continues to benefit the most from China’s increased demand for iron ore. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India’s exports are shipped in smaller vessels.

Grains

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops, such as soybeans and cotton seeds. In general, wheat is used for human consumption while coarse grains are used as feed for liveShares. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for liveShares.

Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Dry Bulks

The balance of dry bulk trade, minor dry bulks, can be subdivided into two types of cargo. The first type includes secondary dry bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products, including scrap.

Seasonality

Two of the three largest commodity drivers of the dry bulk industry, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their shares, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year. Taken as a whole, seasonal factors mean that the market for dry bulk vessels is often stronger during the winter months.

Table Of Contents	53

Dry Bulk Vessel Supply - Types and Sizes:

The global dry bulk carrier fleet may be divided into the following categories based on a vessel’s carrying capacity. These main categories consist of:

• Newcastlemax vessels, which are vessels with carrying capacities of between 200,000 and 210,000 dwt. These vessels generally carry both iron ore and coal and they represent the largest vessels able to enter the port of Newcastle in Australia. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

• Capesize vessels, which are vessels with carrying capacities of between 100,000 and 200,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes and, to a much lesser extent, grains trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

• Postpanamax vessels, which are vessels with carrying capacities of between 90,000 to 110,000 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draft restricted ports, although they cannot transit the Panama Canal at its current dimensions. They are able to transit the Panama Canal following the completion of its expansion.

• Kamsarmaxes, which are vessels with carrying capacities of between 79,000 to 83,000 dwt. Kamsarmaxes are Panamax vessels with increased length overall (the length of a vessel, referred to herein as “LOA”) of 229 meters (“m”) and are named for Port Kamsar in Equatorial Guinea.

• Panamax vessels, which are vessels with carrying capacities of between 65,000 and 90,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels can pass through the Panama Canal, making them more versatile than larger vessels.

• Ultramax vessels, which are vessels with carrying capacities of between 60,000 and 65,000 dwt. These vessels generally carry grains and minor bulks and operate along many global trade routes. They represent the largest and most modern version of Supramax bulk carrier vessels.

• Handymax vessels, which are vessels with carrying capacities of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt are called Supramax. Handymax vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

• Handysize vessels, which are vessels with carrying capacities of up to 35,000 dwt. These vessels carry exclusively minor bulk cargoes as well as lower quantity shipments of major bulk cargoes. Increasingly, these vessels have been operating along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that lack the infrastructure for cargo loading and unloading.

The supply of dry bulk shipping capacity, which is measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide dry bulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

As of the beginning of April 2018, the global dry bulk carrier order book amounted to approximately 9.9% of the existing fleet at that time, representing a slight increase as compared to 2017. The fleet is growing at one of the slowest rates since 1999, and solid growth in demand means that the dry bulk shipping industry should be facing another year of improvement to the fundamental balance. The flip side of that optimistic outlook is that more new orders are being placed at Far Eastern shipyards by global shipowners and investors. Following 15 months of almost no orders, renewed interest in newbuilding re-emerged mid-2017, as parity for newbuilding’s with the second-hand market prices was restored, and the Baltic Dry Index (BDI) broke the 1,000-index value mark. Another sign of optimism is that the average age of demolished ships has been going up in 2017. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Generally, dry bulk carriers at or over 25 years old are likely to be scrapped. Following three years of difficult market conditions that saw younger and younger vessels sold for scrap in the wake of the false dawn of 2013 – demolished ships in 2017 had an average age of 25 years. In 2016 the average age was 24 years. During 2017, a total of 14.6 million dwt was scrapped, while on the contrary 38.4 million dwt were added in dry bulk carriers’ capacity after delivery of newbuildings. In absolute numbers and cargo carrying capacity, deliveries in 2018 will be minor. But in terms of average ship size, 2018 is heading for a record. The launch of 18 valemax and 31 VLOCs (200,000-300,000 dwt) makes all the difference. For the first time ever, the average newbuilt bulker will exceed 90,000 dwt, at an average of 92,255 dwt. Looking to the future, 2019 will beat that record, currently set for an average size of 115,000 dwt. As of the beginning of April 2018, we observed a slight slow-down in the annualized demolition rate with approximately 1.6 million dwt being scrapped and an increase in the deliveries of newbuildings with 8.5 million dwt capacity. As of the beginning of April 2018, the world fleet of dry bulk vessels consisted of approximately 11,180 vessels, totaling approximately 825 million dwt in capacity. These figures are, however, based on pure dry bulk vessels and exclude a small number of combination vessels.

Table Of Contents	54

Charter Hire Rates:

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly similar across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are also influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as the Baltic Dry Index (“BDI”). These references are based on actual charter hire rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

After two years of significant strength and the all-time high, the BDI declined 94% in 2008, from a peak of 11,793 in May 2008 to a low of 663 in December 2008, and has remained volatile since then. After this collapse, which mainly resulted from the financial crisis, the BDI recovered during 2009, to close the year at 3,401 points. The recuperated charter market in 2009 was a good setting for a fundamentally more stable 2010, although significant orderbook influx put pressure on overall fleet utilization which led the market into a new decrease in the period after 2011. The excess orderbook which developed during the huge market growth of 2007-2008 changed substantially all the market dynamics when the delivery of these vessels touched the market. As a consequence of the fleet growth, the BDI experienced a severe pressure for the period from January 2012 to December 2014. The BDI recorded an all-time low of 290 on February 10, 2016, when weak global steel production, disruptions to cargo availability and lower bunker prices, together with negative seasonal factors and vessel oversupply gradually taking its toll on the market, all contributed to the further weakening in the freight market. Although, the freight levels have increased since then to 1,124 on April 18, 2018, there can be no assurance as to how long charter rates will remain at low levels or whether they will improve or deteriorate and, if so, when and to what degree.

According to the Baltic and International Maritime Council reports (BIMCO), freight rates for all sizes of dry bulk carriers were at break-even levels at the end of January 2018. In other words, dry bulk carriers generated enough revenue to cover operating and capital expenses, but not enough to be profitable. The dry bulk market has benefitted from stronger industrial production almost everywhere in the world, illustrating the synchronized recovery mentioned so often these days by the world’s leading economists. Another trend that sets 2017 apart from previous years, was the massive substitution of Chinese-origin iron ore, favoring imported higher quality ore from Brazil and Australia instead. China’s political initiatives to improve energy-efficiency and to provide cleaner air for the population led to the use of higher quality imports to limit the energy needed and emissions generated in the production process. This trend is something that we expect will continue to support the shipping industry in years to come but there can be no assurance that will continue to exist. For example, Indian iron ore exports fell victim to this trend as the quality of Indian iron ore is inferior to both Brazil and Australia.

Table Of Contents	55

Vessel Prices:

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; and low charter rates. As a result of the depressed market conditions and the poor prospects as well as an overwhelming number of vessels on the orderbook that were expected to be delivered after 2008, vessel values have remained under severe pressure. On the other hand, the historical low prices are creating new investment opportunities which subsequently might result in increased demand for second hand or newbuilding vessels followed by an improvement in the vessels’ values. As of the end of 2017, dry bulk vessel values increased as compared to 2016 and 2015. Consistent with these trends, the market value of our dry bulk carrier had also increased. As vessel values remain at relatively low levels, there can be no assurance as to how long vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

C. Organizational Structure

We maintain offices in Athens, Greece, on a cost free basis, as our manager of the Vessel provides us office accommodation. The operation, technical and commercial management of our owned Vessel is conducted through an affiliated third party management company (the Company’s controlling shareholder also controls the management company).

We are the sole owner of all of the outstanding shares capital stock, consisting of common stock, of ITS, an inactive Nevada corporation with a revoked charter, and Poseidon, a company incorporated in the Marshall Islands.

D. Property, Plants and Equipment

Our only material property is our Vessel, the Nikiforos, a 45,693 dwt, 1996 Japanese built, drybulk vessel. See “Item 4. Information on the Company – B. Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Table Of Contents	56

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with “Item 3. Key Information – A. Selected Financial Data”, “Item 4. Information on the Company – B. Business Overview” and our consolidated financial statements and the accompanying notes included in this annual report. Our financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information – D. Risk Factors” and elsewhere in this report. For additional information regarding forward-looking statements used in this report please refer to the section “Cautionary Statement Regarding Forward-Looking Statements”.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

Overview

We are an international shipping company that owns and operates one dry bulk carrier vessel. Through our wholly-owned subsidiary, Poseidon Navigation Corp. (“Poseidon”), a Marshall Islands corporation, we own and operate a dry bulk vessel that is able to transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Our principal executive offices are located at 18 Poseidonos Ave., Kalithea, 17674, Greece and the telephone number is +30 2130123653. Our website is https://www.bostoncarriers.com. Information contained on or accessed through our website or any other website does not constitute a part of this report.

Boston Carriers, Inc. was incorporated in Florida on July 31, 2001. On September 21, 2001, the Company was acquired by PlaNet.Com, Inc., a Nevada public, non-reporting corporation. PlaNet.Com, Inc. was considered a shell at the time of acquisition. The acquisition was treated as a reverse acquisition (the acquired company is treated as the acquiring company for accounting purposes). PlaNet.Com, Inc. changed its name to Inpatient Clinical Solutions, Inc. immediately after the acquisition.

In April 2012, we changed our name from Inpatient Clinical Solutions, Inc. to Integrated Inpatient Solutions, Inc. In March 2013 management decided to exit the health care provider business.

On August 26, 2014, we entered into a Share Exchange Agreement pursuant to which we agreed to acquire all of the outstanding capital stock of Integrated Timeshare Solutions, Inc., a Nevada corporation (“ITS”) in exchange for newly issued shares of our Common Stock. As a result of the exchange, ITS became a wholly-owned subsidiary of the Company. ITS was established on July 2, 2014 as a real estate consulting firm specializing in timeshare liquidation and mortgage relief. In November 2014 our management decided to exit the timeshare business and we have discontinued operations of this subsidiary.

Through January 2016, we provided interior design services targeting budget-minded individuals. This business operated under the trade name Integrated Interior Design. We earned revenues from providing decorator services which were billed at hourly and per diem rates. The interior design business operated in South Florida and provided interior design, interior staging, accompanied shopping, paint color selection, architectural drawing and other design services.

On December 31, 2015, we entered into an Asset Purchase Agreement pursuant to which we agreed to acquire all of the assets and liabilities of Boston Carriers Ltd., a corporation organized under the laws of the Republic of the Marshall Islands in exchange for newly issued shares of our previously existing Series A Preferred shares (before the Company’s file of the Amended and Restated Articles of Incorporation on May 23, 2017, the “Series A Preferred shares”), $0.0001 par value per share (the “Exchange”), which were issued to the former sole shareholder of Boston Carriers Ltd. Included in the assets acquired was all outstanding stock in Poseidon, a corporation organized under the laws of the Republic of the Marshall Islands. Accordingly, as a result of the Exchange, Poseidon became a wholly-owned subsidiary of the Company.

Table Of Contents	57

In connection with the execution of the Asset Purchase Agreement, we filed a Certificate of Designations with the Secretary of State of the State of Nevada regarding the creation of our Series A Preferred shares pursuant to which we issued an aggregate of 1,850,000 shares of Series A Preferred shares, which were converted into shares of our Common Stock in 2016, to the former sole shareholder of Boston Carriers Ltd.

In addition, on December 31, 2015, the Company’s then-existing Directors appointed Mr. Antonios Bertsos, Mr. Harris Frangos and Mr. Fred Pier to our Board of Directors and concurrently with the closing of the Exchange (the “Closing Date”), our former sole officer and all former directors resigned. Subsequently, our former sole officer was retained as a consultant and, pursuant to the terms of a consulting agreement, effective January 1, 2016, was issued a total of 5,255 shares of our Common Stock. Upon issuance of the Series A Preferred shares, the former sole shareholder of Boston Carriers Ltd. initially held approximately 92.5% of our issued and outstanding Common Stock, assuming the conversion of all of the Company’s outstanding Preferred shares.

Also as a result of the Exchange, we assumed the liabilities of Boston Carriers Ltd., including those associated with: (1) a Share Subscription Agreement between Boston Carriers Ltd. and YP Holdings, LLC and (2) a Bareboat Hire purchase agreement.

In January 2016, we exited the interior design business in order to shift our strategy and focus on the maritime transportation business, which is our current business. Accordingly, the financial statements have been presented in accordance with ASC 205-20, Discontinued Operations.

On February 13, 2016, we took delivery of Nikiforos, a 45,693 dwt, 1996 Japanese built, drybulk vessel (the “Vessel”) pursuant to a Bareboat Charter Party agreement with Nikiforos Shipping S.A, the terms of which granted us a purchase option of the Vessel. On December 7, 2016, we exercised our purchase option and acquired the Vessel. Our Vessel is primarily available for charter on a spot voyage basis. Under a spot voyage charter, which generally lasts from several days to several months, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

On February 29, 2016, Integrated Inpatient Solutions, Inc. agreed to file Articles of Conversion with the Nevada Secretary of State and Articles of Domestication with the Registrar of the Republic of the Marshall Islands effective March 21, 2016. Additionally, Integrated Inpatient Solutions, Inc. agreed to adopt a Plan of Conversion, whereby Integrated Inpatient Solutions, Inc. would become a Marshall Islands company effective March 2016. In connection with the Plan of Conversion, Integrated Inpatient Solutions, Inc. changed its name from Integrated Inpatient Solutions, Inc., to Boston Carriers, Inc. on March 21, 2016 and simultaneously re-domiciled to the Marshall Islands. Due to the reincorporation, the rights of our shareholders are now governed by the Business Corporations Act of the Marshall Islands, our Articles of Incorporation filed with the Registrar of the Republic of the Marshall Islands and our new bylaws, which were contemporaneously approved by our Board of Directors.

Upon effectiveness of the reincorporation, all of our issued and outstanding shares of Common Stock automatically converted into issued and outstanding shares of Common Stock of the Marshall Islands Company without any action on the part of our shareholders. In the same manner, all of our issued and outstanding preferred shares automatically converted into issued and outstanding preferred shares of the Marshall Islands Company holding identical rights as the pre-existing preferred shares without any action on the part of the Company’s shareholders. Upon filing of the Articles of Conversion, the Series B Preferred shares, totaling 1,850,000 shares, were subsequently renamed to Series A Preferred shares. The non-redeemable, convertible preferred shares totaling 250,000 shares, which were issued and outstanding as of December 31, 2015, were subsequently renamed to Series B Preferred shares. Effective as of April 4, 2016, the trading symbol for our Common Stock, which is quoted on the OTC Pink, changed from “INTP” to “BSTN”.

On June 30, 2016, the last day of our second quarter, we determined that we would qualify as a Foreign Private Issuer, as that term is defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beginning on July 1, 2016. As a result, we would no longer file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, we will file our annual report on Form 20-F and reports of foreign private issuers on Form 6-K. We file reports on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Table Of Contents	58

Recent Developments

Amended and Restated Articles of Incorporation:

On May 23, 2017, we filed Amended and Restated Articles of Incorporation to amend and restate our amended and restated articles of incorporation (the “Original Articles”) in order to, among other items, provide for authorized capital of Fifty Billion (50,000,0000,000) shares of capital stock, divided into classes consisting of Forty Five Billion (45,000,000,000) shares of Common Stock, par value $0.0001 per share) and Five Billion (5,000,000,000) shares of “blank check” preferred stock, par value $0.0001 per share; and to grant the Board discretionary authority to effect one or more reverse stock splits of our issued and outstanding common stock at a ratio within the range from 1-for-2 up to 1-for-30,000, at any time prior to April 7, 2018.

On May 23, 2017, we effected a 1-for-5,000 reverse stock split of our shares of Common Stock. As a result, every 5,000 of our pre-reverse split shares of Common Stock were combined and reclassified into one share of Common Stock. The par value and other terms of our shares of Common Stock were not affected by the reverse stock split. With respect to the underlying shares of Common Stock associated with any derivative liabilities, according to the terms of the unsecured convertible promissory notes, as may be required by such convertible notes where applicable, the conversion and exercise prices and number of shares of Common Stock issued have been adjusted retrospectively in accordance with the 1-for-5,000 ratio. Due to such alteration in our share capital, numbers of shares of Common Stock, earnings per share, shares of Common Stock obtainable upon conversion or exercise of convertible notes have been adjusted retrospectively as well, where applicable, unless otherwise specified. The accompanying consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 including the notes to financial statements reflect these aforementioned alterations of share capital. There can be no assurance that we will not undertake further reverse splits or consolidations of our shares of Common Stock subsequent to the filing of this report, nor can we predict what effect, if any, an additional Reverse Stock split, if any, will have on our market price of our Common Stock.

Exchange Agreement:

As previously disclosed, on June 9, 2016, we issued to YP Holdings, LLC (“YP”) a 10.75% unsecured convertible promissory note in the aggregate principal amount of $3,000,000, with the excess to represent original issue discount. On December 18, 2017, YP and a third party financial institution (the “Assignee”) entered into an assignment and assumption agreement (the “Assignment Agreement”), pursuant to which YP assigned to the Assignee, and the Assignee assumed, $750,000 of the principal of the June 9, 2016 note with YP. On the same date, we entered into an exchange agreement with the Assignee (the “Exchange Agreement”), pursuant to which we issued to the Assignee a 15.00% unsecured convertible promissory note in the aggregate principal amount of $750,000 in exchange for the old note (the “Exchange Note”). The Exchange Note is convertible, at the option of the holder, into shares of our Common Stock at any time from the date of issuance until the maturity date, which is one year from the date of issuance. The maturity date may be accelerated, at the option of the holder, upon the occurrence of an event of default (as defined in the Exchange Note). After the occurrence of any event of default that has not been cured that results in the eventual acceleration of the Exchange Note, the interest rate shall accrue at an additional interest rate equal to the lesser of 2% per month (24% per year) or the maximum rate permitted under applicable law.

Bareboat Charter Contract:

In December 2017, we entered into a bareboat charter contract to acquire a 45,950 dwt, 1996 built, drybulk vessel. Pursuant to the bareboat charter contract, we will provide a down payment of $500,000 together with the issuance of 10,000,000 shares of Common Stock, subject to restriction for four years, at a price of $0.05 per share prior to delivery of the vessel and $2,191 per day for five years commencing on the date of delivery of the said vessel. At the conclusion of the five years, the vessel will be fully owned by us without any further payment. The vessel has not yet been delivered to us. On March 7, 2018, we entered into an addendum to the bareboat charter contract, whereby the cancellation date for delivery was extended from April 4, 2018, to July 30, 2018.

A. Operating Results

The following discussion solely reflects results from continuing operations, unless otherwise noted. Refer to Note 14, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Table Of Contents	59

Going Concern

The accompanying consolidated financial statements, as of December 31, 2017, were prepared assuming we continue as a going concern. We have a loss from continuing operations of $14,439,105, a working capital deficit of $16,615,362, cash used in operations of $6,299 and an accumulated deficit of $24,038,667. During 2017, charter rates for bulkers continued at relatively low rates. In addition, during fiscal year 2017 and up to the date of this annual report, we were in default during certain periods of the minimum liquidity covenant within the agreement with Conquistador. As of the date of this annual report, we are no longer in default of the minimum liquidity covenant, however, Conquistador reserves its rights and remedies with respect to such default as provided in the agreement. All the above raises substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if we were unable to continue as a going concern.

Our ability to continue as a going concern is dependent on our management’s ability to raise additional capital. We are currently in the process of attempting to secure additional capital and implementing our business plan while also exploring various strategic alternatives, which could contribute to the growth of the future revenues and the reduction our future operating expenses through efficiencies. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern. Nevertheless, we cannot provide any assurance that operating results will generate positive cash flow to meet our needs.

Principal Factors that Affect Our Shipping Business and Our Results of Operations

We seek to employ our Vessel in a manner that maximizes fleet utilization and earnings upside through our chartering strategy which we align with our goal of maximizing shareholder value and returning capital to shareholders when appropriate, taking into account fluctuations in freight rates in the market and our own expectations of those rates in the future.

In the future, we may employ our Vessel under time charter agreements or in the spot market under short term time charters or voyage charters, or under bareboat charters, under contracts of affreighment, or in dry bulk carrier pools. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays a fixed daily charterhire rate and bears all of the voyage expenses, including port and canal charges and the cost of bunkers. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating a vessel in the spot market generates revenues that are less predictable but affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand and there is improvement in bulk carrier rates or low rates when vessel availability exceeds demand. Under all charters, we pay our Vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the Vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to unaffiliated ship brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our Vessel.

Vessel charter rates are affected by world economics, regulatory, political and governmental conditions international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management and that affect conditions in countries and markets in which our Vessel engage in business. Refer to “Item 3. Key Information – D. Risk Factors” for a discussion of certain risks inherent in our business.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include, among others, charter rates and periods of charter-hire, levels of vessel operating expenses, depreciation and amortization expenses, financing costs related to our credit facilities; and fluctuations in foreign exchange rates.

Revenues are driven primarily by the type of vessel, the number of days during which such vessel operates and the amount of daily charter hire rate that the vessel earns under charters, which, in turn, are affected by a number of factors, including: the duration of the charters, the level of spot market rates at the time of charters, decisions relating to vessel acquisitions and disposals, the amount of time spent positioning vessels, the amount of time that vessels spend in drydock undergoing repairs and upgrades, the age, condition and specifications of the vessel and the aggregate level of supply and demand in the dry bulk shipping industry.

The employment and operation of our Vessel requires, among others, chartering, vessel hire management, crew selection and training, supply of spares and stores, repairs and maintenance, insurance arrangement, surveying, security training and security response plans pursuant to the requirements of the ISPS Code, onboard safety procedures, auditing, contingency response planning, obtaining ISM Code certification, accounting and performance monitoring.

Table Of Contents	60

The financial and general and administrative components involved in the management of our business require, among others, the management of our financial resources, our accounting system, records and financial reporting, the administration of the legal and regulatory requirements affecting our business and the management of the relationships with our service providers and customers.

Owned Vessel and Employment Profile as of April 19, 2018:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Employment Profile
Dry bulk Vessel
Nikiforos	45,693	Handymax	1996	Spot

Key Performance Indicators:

We believe that the important measures for analyzing trends in the results of operations consist of the following:

(1) Ownership days for a vessel is defined as the total days the vessel was in our possession for the relevant period.

(2) Available days is defined as the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled major repairs or repairs under guarantee, vessel upgrades or dry docking or special or intermediate surveys. It represents the number of days in a period during which vessels are able to generate revenues.

(3) Operating days is defined as the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. It represents the aggregate number of days in a period during which vessels actually generate revenues.

(4) Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. It represents a measure of efficiency in finding suitable employment for vessels and minimizing the amount of days that vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) Average number of vessels is the number of vessels that constituted our operating fleet for the relevant period, as measured by the sum of the available days each vessel was part of our fleet during the period divided by the number of calendar days in that period.

(6) Time Charter Equivalent, or TCE, is a measure of the average daily revenue performance of a vessel. TCE rates are defined as voyage and time charter revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. It is a performance measure of the shipping industry, which used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. We report TCE rate, a non-GAAP measure, as it provides additional meaningful and useful information to investors in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our Vessel and in evaluating our financial performance.

(7) Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses and management fees, divided by the vessels calendar days.

The table below presents the important measures for the years ended December 31, 2017 and 2016:

	Year Ended December 31	Year Ended December 31
	2017	2016
Ownership days	365	323
Available days	365	294
Operating days	347	225
Fleet utilization	95.1%	76.5%
Number of owned vessel at end of period	1	1
Average number of vessels	1.00	0.81
Time Charter Equivalent Rate (TCE)	$6,504	$3,630
Direct daily vessel operating expenses (including management fees)	$5,633	$4,428

Table Of Contents	61

The following table presents the calculation of net voyage revenues and total vessel operating expenses for the years ended December 31, 2017 and 2016:

	Year Ended December 31	Year Ended December 31
	2017	2016
Income Statement Data:
Shipping related revenues	$3,951,952	$2,131,793
Commissions and voyage expenses	(1,578,014)	(1,064,478)
Net voyage revenues	$2,373,938	$1,067,315

Direct vessel operating expenses	$1,858,200	$1,273,020
Management fees	197,868	157,273
Total vessel operating expenses	$2,056,068	$1,430,293

Our calculation of the important measures presented above, however, may not be comparable to that reported by other companies.

Net Voyage Revenues:

We evaluate performance using net voyage revenues. Voyage revenues are driven primarily by the size of our Vessel, the duration of our charters and the amount of daily charter hire and the level of freight rates that our Vessel earns under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including the amount of time that we spend positioning our Vessel, the amount of time that our Vessel spends in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our Vessel, levels of supply and demand in the seaborne transportation market. Net voyage revenues are voyage and time charter revenues, less voyage expenses and commissions during a period. We believe that utilizing net voyage revenues neutralizes the variability created by unique costs associated with particular voyages or the manner in which vessel is deployed and presents a more accurate representation of the revenues generated by our Vessel. TCE is a measure of the average daily revenue performance of a vessel. TCE rates are defined as net voyage revenues, divided by the number of available days during the period.

Commissions:

Commissions are paid to brokers and are typically based on a percentage of the charter rate. A brokers’ commission generally can range from 1.25% to 6.25% of the gross charter hire/freight earned (including demurrage) for each broker involved in a fixture. There is also typically address commission which is deducted from the Charterers at source. Brokerage commissions are either deducted from the charterers at source and paid from Charterers, or brokers issue an invoice to owners and get paid from owners.

Voyage Expenses:

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, extra war risk insurance, cargo handling and agency fees.

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications. Certain vessel operating expenses are higher during the initial period of a vessel’s operation. Initial daily vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Management Fees:

Management fees consist of compensation paid to a ship management company for the provision of crew, technical, commercial and other various ship management services.

Special Survey and Dry-docking Costs:

Our Vessel is subject to regularly scheduled dry-docking and special survey, which are carried out every 30 and 60 months, respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined. They are costs to preserve the quality of our Vessel as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the Vessel, the location where the dry docking takes place, shipyard availability and the number of days the Vessel is under dry dock.

Table Of Contents	62

Depreciation:

We depreciate our Vessel on a straight-line basis over the estimated useful life of the Vessel, which is 25 years from the date of its initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses:

General and administrative expenses include payroll and personnel related expenses for our onshore personnel, board remuneration and executive officers compensation that are not payable in shares of Common Stock, directors and officers insurance, travel expenses, communication expenses, office expenses, audit fees, legal fees, advisory fees, stock exchange fees and other related costs.

Interest and Finance Expenses:

Interest and finance expenses include interest expense and other similar charges. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by any derivative instruments.

Foreign Exchange Rates:

Foreign exchange rate fluctuations, particularly between the Euro and the U.S. dollar, have had a minimal impact on our vessel operating expenses and administrative expenses. Refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Exposure”.

Critical Accounting Policies

Use of Estimates:

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The areas involving the most significant use of estimates include legal contingencies, deferred tax benefits, refundable income taxes, estimated realizable value of accounts receivable, fair value measurements, future dry-dock dates, the selection of useful lives for assets, expected future cash flows from long-lived assets to support impairment tests. These estimates are based on knowledge of current events and anticipated future events. The Company adjusts these estimates each period as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted. Actual results may ultimately differ materially from those estimates.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are the most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, refer to Note 2, “Summary of Significant Accounting Policies”, to our consolidated financial statements included herein for more information.

Trade Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of non-payment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. The determination of bad debt allowances constitutes a significant estimate. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts as of December 31, 2017 and December 31, 2016 amounted to $43,367 and $0 respectively, in relation to the shipping business.

Vessel:

Our Vessel is stated at cost, less accumulated depreciation and any impairment loss. Cost consists of the contract price and delivery and acquisition expenses. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Table Of Contents	63

We depreciate our Vessel on a straight-line basis over its estimated useful life, after considering the estimated salvage value of the Vessel. Vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight tonnage (“LWT”). We estimate the residual value of our Vessel based on a scrap rate of $300 per LWT after considering current market trends for scrap rates and five-year average historical scrap rates of the residual values of similar, with our, vessels.

We estimate the useful life of our Vessel to be 25 years from the date of its initial delivery from the shipyard. If regulations place limitations over the ability of our Vessel to trade, its remaining useful life would be adjusted, if necessary, at the date such regulations are adopted.

Accounting for Special Survey and Dry-docking Costs:

Our Vessel is subject to regularly scheduled dry-docking and special survey, which are carried out every 30 and 60 months, respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined.

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of such vessel. The balance is included in the vessels and other fixed assets, net.

Impairment of Long-Lived Assets and Goodwill:

Long-lived Assets

Long-lived assets and finite lived identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives, against their respective carrying amounts. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

Shipping Business

Undiscounted projected net operating cash flows are determined for each vessel and compared to the carrying value of the vessel and related carrying value of any intangibles. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel.

The significant factors and assumptions we used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the Vessel: (a) contracted time charter rates up to the end of life of the current contract of the Vessel, (b) the most recent five-year average historical one-year time charter rates (adjusted for market conditions), (c) the Vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the Vessel. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with our historical experience. Fair value is determined using the valuation derived from market data.

We performed an impairment assessment for the year ended December 31, 2017 and no impairment charge was recorded.

As of December 31, 2017, the valuation (which represents the fair market value) and the carrying value of the Vessel are as follows:

	Vessel valuation	Carrying value
M/V Nikiforos	$4,925,000	$2,960,232

The current assumptions used and the estimates made are highly subjective and could be negatively impacted by significant deterioration in charter rates or vessel utilization over the remaining life of the Vessel, which could require the Company to record a material impairment charge in future periods.

Table Of Contents	64

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”), in accounting for contingencies, if the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range.

We participate in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs and when the obligations are probable and estimable.

Fair Value of Financial Instruments:

U.S. GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The carrying amounts of our financial assets and liabilities, such as cash and cash equivalents, restricted cash, trade receivables, deposits, accounts payable and accrued liabilities, short-term debt, unsecured convertible promissory notes payable, derivative liability, accrued stock-based compensation approximate their fair values.

The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included in Note 2, “Summary of Significant Accounting Policies”, to our consolidated financial statements included herein for more information.

Insurance Claims:

Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

Income Taxes:

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

The Company’s tax returns for the years ended 2014, 2015, 2016 and 2017 remain open for audit by the Internal Revenue Service.

Table Of Contents	65

Marshall Islands and Liberia do not impose a tax on international shipping income in case the shipowner does not conduct any business operation in the territory of the Marshall Islands. Under the laws of Marshall Islands and Liberia, the countries of incorporation of the Company and its shipping subsidiary and the Vessel’s registration, respectively, the companies are subject to registration fees and tonnage taxes which will be included in direct vessel operating expenses in the accompanying consolidated statements of operations.

Recent Accounting Pronouncements:

Reference is made to Note 2 of our audited consolidated financial statements included in this Annual Report.

Results of Continuing Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. Refer to Note 14, “Discontinued Operations”, to our consolidated financial statements for a discussion of our discontinued operations.

Year Ended December 31, 2017 and Year Ended December 31, 2016:

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2017 and 2016, respectively. This information was derived from the audited consolidated revenue and expense accounts of Boston Carriers for each of the years ended December 31, 2017 and 2016.

	Year Ended December 31, 2017	Year Ended December 31, 2016
REVENUES:
Shipping related	$3,951,952	$2,131,793
EXPENSES:
Commissions	(79,256)	(32,878)
Voyage expenses	(1,498,758)	(1,031,600)
Direct vessel operating expenses	(1,858,200)	(1,273,020)
Management fees	(197,868)	(157,273)
General and administrative expenses	(412,723)	(414,867)
Stock-based compensation	(4,097,034)	(1,700,000)
Depreciation and amortization expense	(233,343)	(112,676)
	(8,377,182)	(4,722,314)
Operating loss from continuing operations	(4,425,230)	(2,590,521)
OTHER (EXPENSES)/INCOME, NET:
Interest and finance expenses	(1,896,685)	(903,976)
Interest income	—	42
Derivative expense - unsecured convertible promissory notes payable	(1,785,354)	(5,441,825)
Change in fair value of embedded derivative liability	(4,985,109)	452,968
Amortization of debt discount	(1,358,972)	(282,572)
Other income/(expense), net	12,245	(2,502)
Total other expenses, net	(10,013,875)	(6,177,865)
Loss from continuing operations	(14,439,105)	(8,768,386)
Gain/(loss) from discontinued operations	49,968	(46,964)
Net loss	$(14,389,137)	$(8,815,350)

Net Voyage Revenues

For the year ended December 31, 2017, total net voyage revenues (shipping related revenues less commissions less voyage expenses) were $2,373,938, increased by $1,306,623, or 122.4%, compared to $1,067,315 as of December 31, 2016, resulting in a TCE of $6,504 per day for the year ended December 31, 2017, compared to $3,630 per day for the year ended December 31, 2016, depicting the 71 additional available days during 2017, the depressed dry-bulk market during 2016 and the significant improvement in Vessel utilization during 2017.

During the year ended December 31, 2016, there were only 294 available days from the total 323 days in which our Vessel was in our possession, due to 29 days of special survey our Vessel undergone when we took the Vessel under our control in February 2016. Fleet utilization for the years ended December 31, 2017 and 2016 was 95.1% and 76.5%, respectively. Fleet utilization for the years ended December 31, 2017 and 2016 reflected 18 and 69 off-hire and unemployment days, respectively.

Table Of Contents	66

Direct Vessel Operating Expenses

For the year ended December 31, 2017, direct vessel operating expenses were $1,858,200, compared to $1,273,020 as of December 31, 2016, resulting in a cost of $5,091 per day for the year ended December 31, 2017, compared to $3,941 per day for the year ended December 31, 2016, which reflects our management’s decision to perform certain strategic alterations and improvements for enhanced future performance of the Vessel.

Management Fees

Management fees constitute compensation paid to a ship management company for the provision of crew, technical, commercial and other various ship management services. For the year ended December 31, 2017, management fees were $197,868, compared to $157,273 as of December 31, 2016, reflecting the increased available days of the Vessel in our possession and termination fees paid to the previous manager during the year ended December 31, 2017.

General and Administrative Expenses

For the year ended December 31, 2017, general and administrative expenses for continuing operations were $412,723, compared to $414,867 during the year ended December 31, 2016, remaining at the same levels.

Stock-based Compensation

Stock-based compensation expense for our Chief Executive Officer, Chief Financial Officer and director was $1,500,000 for each of the years ended December 31, 2017 and 2016, according to his employment agreement, while for the non-executive directors was $100,000 per person. As of December 31, 2017, the face value of the stock-based compensation of the non-executive directors were less by $57,096 compared to 2016, mainly due to the resignation of Mr. Pier from our board of directors during 2017. However, during the year ended December 31, 2017, an additional aggregate net expense of $2,454,130 was recorded in relation to the issuance of shares of Common Stock, the True-up shares and the effect of the resignations of two of the members of Board of Directors (refer to Note 12 to our consolidated financial statements for a further discussion).

Depreciation and Amortization

During the years ended December 31, 2017 and 2016, depreciation and amortization expense was $233,343 and $112,676, respectively, reflecting the 365 and 323 days, respectively, that our Vessel was in our possession.

Interest and Finance Expenses

	Year Ended December 31,	Year Ended December 31,
	2017	2016
Interest expense	$1,472,017	$782,809
Cancellation fee	—	110,000
Debt conversion charge	383,690	—
Other interest and finance costs, net	40,978	11,167
Interest and finance expenses	$1,896,685	$903,976

For the year ended December 31, 2017, interest and finance expenses for continuing operations were $1,896,685, compared to $903,976 as of December 31, 2016. The expense for 2017 includes mainly: (i) the interest of our cash credit facilities of an aggregate amount of $123,220; (ii) the interest liability charge of our unsecured convertible promissory notes of $1,348,797; and (iii) the debt conversion charge of $383,690. The expense for 2016 includes mainly: (i) the interest of our lease arrangement and our cash credit facilities of an aggregate amount of $141,109; (ii) the interest liability charge of our unsecured convertible promissory notes of $641,700; and (iii) a cancellation fee of $110,000 pursuant to the terms of the agreement with Conquistador.

Derivative Expense - Unsecured Convertible Promissory Notes Payable and Change in Fair Value of Embedded Derivative Liability

The balances reflect the day one derivative expense and the change in the fair value of embedded derivative liability of our unsecured convertible promissory notes, which were $1,785,354 and a loss of $4,985,109, respectively, as of December 31, 2017, compared to $5,441,825 and a gain of $452,968, respectively, as of December 31, 2016. The fair value of the derivative liability was estimated using the Income Approach and the Black Scholes option pricing model. The maturity dates of the unsecured convertible promissory notes range from December 17, 2018 to March 31, 2027. The fair value at the commitment and re-measurement dates for the Company’s derivative liabilities were based upon the following management assumptions as of December 31, 2017 and 2016, respectively:

Table Of Contents	67

Year ended December 31, 2017	Commitment Date	Re-measurement Date	Year ended December 31, 2016	Commitment Date	Re-measurement Date
Expected dividends:	0%	0%	Expected dividends:	0%	0%
Expected volatility:	246.51% - 368.52%	367.11%	Expected volatility:	250.12%	250.12%
Expected term:	1 - 9 Years	1 - 9 Years	Expected term:	10 Year	10 Year
Risk free interest rate:	2.31% - 2.62%	2.40%	Risk free interest rate:	1.46% - 2.33%	2.45%

Amortization of debt discount

For the year ended December 31, 2017, the balance includes the amortization of debt discount of our unsecured convertible promissory notes and our loan facility with Conquistador of $1,330,961 and $28,011, respectively, compared to $280,583 and $1,989, for the year ended December 31, 2016.

Year Ended December 31, 2016 and Year Ended December 31, 2015:

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2016 and 2015, respectively. This information was derived from the audited consolidated revenue and expense accounts of Boston Carriers for each of the years ended December 31, 2016 and 2015.

	Year Ended December 31, 2016	Year Ended December 31, 2015
REVENUES:
Shipping related	$2,131,793	$—
EXPENSES:
Commissions	(32,878)	—
Voyage expenses	(1,031,600)	—
Direct vessel operating expenses	(1,273,020)	—
Management fees	(157,273)	—
General and administrative expenses	(414,867)	(125,022)
Stock-based compensation	(1,700,000)	—
Depreciation and amortization expense	(112,676)	—
	(4,722,314)	(125,022)
Operating loss from continuing operations	(2,590,521)	(125,022)
OTHER (EXPENSES)/INCOME, NET:
Interest and finance expenses	(903,976)	—
Interest income	42	—
Derivative expense - unsecured convertible promissory notes payable	(5,441,825)	—
Change in fair value of embedded derivative liability	452,968	—
Amortization of debt discount	(282,572)	—
Other expense, net	(2,502)	—
Total other expenses, net	(6,177,865)	—
Loss from continuing operations	(8,768,386)	(125,022)
Loss from discontinued operations	(46,964)	(160,563)
Net loss	$(8,815,350)	$(285,585)

Net Voyage Revenues

For the year ended December 31, 2016, total net voyage revenues (shipping related revenues less commissions less voyage expenses) were $1,067,315, resulting in a TCE of $3,630 per day, depicting the depressed dry-bulk market during 2016. During the year ended December 31, 2016, there were only 294 available days from the total 323 days in which our Vessel was in our possession, due to 29 days of special survey our Vessel undergone when we took the Vessel under our control in February 2016. In addition there were a total of 69 days of off-hire and unemployment days.

Direct Vessel Operating Expenses

Direct vessel operating expenses were $1,273,020 for the 323 days during the year ended December 31, 2016 that our Vessel was in our possession, resulting in a cost of $3,941 per day, which depicts our management’s focus on cost efficiencies.

Management Fees

Management fees constitute compensation paid to a ship management company for the provision of crew, technical, commercial and other various ship management services. During 2016, we engaged two unaffiliated third party companies to provide to our Vessel certain ship management services for a total cost of $157,273.

Table Of Contents	68

General and Administrative Expenses

General and administrative expenses for continuing operations were $414,867 during the year ended December 31, 2016, compared to $125,022 during the year ended December 31, 2015. General and administrative expenses for continuing operations for the year ended December 31, 2016 include: (i) wages and personnel related expenses of $47,778; (ii) consultancy and professional fees of $301,634; and (iii) various other expenses including startup costs of $65,455.

Stock-based Compensation

Stock-based compensation expense for our Chief Executive Officer, Chief Financial Officer and director was $1,500,000 for the year ended December 31, 2016, according to his employment agreement, while for the two non-executive directors was $100,000 per person.

Depreciation and Amortization

Depreciation and amortization was $112,676 during the year ended December 31, 2016, reflecting the 323 days during the year ended December 31, 2016 that our Vessel was in our possession.

Interest and Finance Expenses

	Year Ended December 31,	Year Ended December 31,
	2016	2015
Interest expense	$782,809	$—
Cancellation fee	110,000	—
Other interest and finance costs, net	11,167	—
Interest and finance expenses	$903,976	$—

Interest and finance expense for continuing operations was $$903,976 for the year ended December 31, 2016. The expense for 2016 includes mainly: (i) the interest of our lease arrangement and our cash credit facilities of an aggregate amount of $141,109; (ii) the interest liability charge of our unsecured convertible promissory notes of $641,700; and (iii) a cancellation fee of $110,000 pursuant to the terms of the agreement with Conquistador.

Derivative Expense - Unsecured Convertible Promissory Notes Payable and Change in Fair Value of Embedded Derivative Liability

They reflect the day one derivative expense and the change in the fair value of embedded derivative liability of $5,441,825 and $452,968, respectively, of our unsecured convertible promissory notes. The fair value of the derivative liability was estimated using the Income Approach and the Black Scholes option pricing model. The maturity dates of the unsecured convertible promissory notes range from May 30, 2026 to November 22, 2026. The fair value at the commitment and re-measurement dates for the Company’s derivative liabilities were based upon the following management assumptions as of December 31, 2016:

Year ended December 31, 2016	Commitment Date	Re-measurement Date
Expected dividends:	0%	0%
Expected volatility:	250.12%	250.12%
Expected term:	10 Year	10 Year
Risk free interest rate:	1.46% - 2.33%	2.45%

Amortization of debt discount

The balance includes the amortization of debt discount of our unsecured convertible promissory notes and our loan facility with Conquistador of $280,583 and $1,989, respectively, for the year ended December 31, 2016.

B. Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. We have financed our capital requirements with issuance of unsecured convertible promissory notes, capital leases and borrowings under secured and unsecured credit facilities. Our principal use of funds has been capital expenditures for the acquisition of our Vessel, to maintain the quality of our Vessel, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding credit facilities, and pay dividends, if any, in the future when permissible. Our future liquidity requirements relate to: (i) our operating expenses; (ii) payments of interest, debt-related expenses and repayment of principal; (iii) maintenance of minimum liquidity requirements under our credit facility agreements; (iv) payments for dry-docking and special survey costs; and (v) maintenance of cash reserves to provide for contingencies. Generally, our sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings. However, we cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs. Please refer also to “Item 5B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements” as well as to “Item 5F. Tabular Disclosure of Contractual Obligations” for further discussion of our future contractual obligations.

Table Of Contents	69

In addition, due to certain circumstances we have expressed that there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our management’s ability to raise additional capital and any other actions to be taken. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if we were unable to continue as a going concern. Nevertheless, we cannot provide any assurance that operating results will generate positive cash flow to meet our needs. Please refer to “Item 3. Key Information – D. Risk Factors”, “Item 5A. Operating results - Going Concern” above and to our consolidated financial statements and the accompanying notes included in this annual report.

Cash Flows

The table below summarizes our cash flow movements for the years ended December 31, 2017, 2016 and 2015:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2016	2015
Net cash used in operating activities	$(6,299)	$(560,725)	$(385,271)
Net cash provided by/(used in) investing activities	171	(1,158,125)	385,628
Net cash provided by financing activities	202,000	1,325,774	13,808
Net increase/(decrease) in cash	195,872	(393,076)	14,165
Cash and cash equivalents - beginning of period	13,791	406,867	392,702
Less cash and cash equivalents - end of period - discontinued operations	—	73	21,239
Cash and cash equivalents - end of period - continuing operations	$209,663	$13,718	$385,628

Net Cash Used In Operating Activities:

Net cash used in operating activities for the years ended December 31, 2017 and 2016, was $6,299 and $560,725, respectively. The decrease is due to: (i) an increase in accrued interest of $684,279; and (ii) payments for special survey costs of $157,368 in 2016, which were offset by (i) a working capital decrease (excluding accrued interest) of $77,832; (ii) a $152,173 decrease in net cash provided by discontinued operations; and (iii) an decrease in net loss less non cash adjustments of $57,216.

Net cash used in operating activities for the years ended December 31, 2016 and 2015, was $560,725 and $385,271, respectively. The increase is due to: (i) a working capital increase (excluding accrued interest) of $205,115 resulting mainly from less payments made in vendors in relation to liabilities occurred of $233,035, for the year ended December 31, 2016; (ii) an increase in accrued interest of $672,651; and (iii) a $491,740 movement in discontinued operations from net cash used of $256,502 in 2015 to net cash provided of $235,238 in 2016, which were offset by (i) payments for special survey costs of $157,368 in 2016; and (ii) an increase in net loss less non cash adjustments of $1,387,592.

Net Cash Provided By/Used In Investing Activities:

Net cash provided by investing activities for the year ended December 31, 2017 was $171 and relates to restricted cash movement. Net cash used in investing activities for the year ended December 31, 2016 was $1,158,125, which relates mainly to the outflow for the acquisition of our Vessel Nikiforos.

Net cash used in investing activities for the year ended December 31, 2016 was $1,158,125, which relates mainly to the outflow for the acquisition of our Vessel Nikiforos, compared to net cash provided by investing activities for the year ended December 31, 2015, which was $385,628 and relates to the inflow of cash resulting from the acquisition on the last day of 2015.

Net Cash Provided By Financing Activities:

Net cash provided by financing activities for the years ended December 31, 2017 and 2016 was $202,000 and $1,325,774, respectively. The movement for the year ended December 31, 2017 is due to: (i) $502,000 proceeds from our unsecured convertible promissory notes and $200,000 proceeds from our credit facility with Mr. Antonios Bertsos signed in 2017; and (ii) the repayments of $300,000 for our credit facility with Acacia International Ltd and of $200,000 for our credit facility with Conquistador Shipping Corporation. The movement for the year ended December 31, 2016 is due to: (i) $1,680,000 proceeds from our credit facilities and unsecured convertible promissory notes for the financing of the acquisition of our Vessel and other working capital needs; (ii) the payments of $166,003 for capital lease obligations; and (iii) of $188,223 for dividends payments.

Table Of Contents	70

Net cash provided by financing activities for the years ended December 31, 2016 and 2015 was $1,325,774 and $13,808, respectively. This increase is mainly due to: (i) $1,680,000 proceeds from our credit facilities and unsecured convertible promissory notes for the financing of the acquisition of our Vessel and other working capital needs; (ii) the payments of $166,003 for capital lease obligations; and (iii) of $188,223 for dividends payments.

Non-GAAP Financial Measure

EBITDA and Adjusted EBITDA Reconciliation to Net Loss:

EBITDA represents net loss from continuing operations before net interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before other non-cash items presented below, including stock-based compensation expenses. We use EBITDA and Adjusted EBITDA because we believe that each is a basis upon which our performance can be assessed and each presents useful information to investors regarding our ability to service and/or incur indebtedness. We also believe that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and (iii) EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
ADJUSTED EBITDA RECONCILIATION
Net loss	$(14,389,137)	$(8,815,350)	$(285,585)
Plus: Loss from discontinued operations	(49,968)	46,964	160,563
Loss from continuing operations	(14,439,105)	(8,768,386)	(125,022)
PLUS:
Net interest expense	1,896,685	903,934	—
Depreciation and amortization	233,343	112,676	—
EBITDA	$(12,309,077)	$(7,751,776)	$(125,022)
Provision for doubtful receivables	16,233	—	—
Derivative expense - unsecured convertible promissory notes payable	1,785,354	5,441,825	—
Change in fair value of embedded derivative liability	4,985,109	(452,968)	—
Amortization of debt discount	1,358,972	282,572	—
Gain on equity settlement	(1,800)	—	—
Stock-based compensation	4,097,034	1,700,000	—
ADJUSTED EBITDA	$(68,175)	$(780,347)	$(125,022)

Adjusted EBITDA loss for the year ended December 31, 2017 was $68,175, significantly less than the year ended December 31, 2016, which was $780,347. The $712,172 decrease in Adjusted EBITDA loss was primarily due to that net revenues of $2,373,938 fully covered the operating expenses and management fees of our Vessel with an aggregate amount of $2,056,068, as well as, significant part of our general and administrative expenses and other expenses, net ($317,870 out of the total net amount of $386,045), reflecting the appreciation of the drybulk market during 2017, as well as, our improved Vessel utilization rates and our management’s strategic decisions for certain changes in various individual business areas, including the change of previous manager and other technical and operational matters that enhanced the performance of the Vessel.

Adjusted EBITDA loss for the year ended December 31, 2016 was $780,347. The $655,325 increase in Adjusted EBITDA loss was primarily due to that net revenues of $1,067,315 did not covered the operating expenses and management fees of our Vessel of an aggregate amount of $1,430,293, as well as, our general and administrative expenses and other expenses, net of an aggregate amount of $417,369, representing the depressed dry-bulk market during 2016 for revenues and any increased startup costs for our vessel and business.

Table Of Contents	71

EBITDA loss and Adjusted EBITDA loss for the year ended December 31, 2015 was $125,022, reflecting the general and administration expenses for continuing operations that existed during 2015, as all the then operations are considered discontinued operations.

Long-Term Debt Obligations and Credit Arrangements

Covenants and Events of Defaults:

Certain of our debt arrangements contain covenants and restrictions.

Our facility with the Conquistador Shipping Corporation (the “Buyer”) contains certain covenants, including a minimum liquidity requirement which, requires us to maintain a minimum balance of $250,000 beginning March 7, 2017 in order to ensure that we have sufficient capital to make prompt payment of trade debt of the Vessel and to limit the amount of additional debt, other than trade debt incurred in the ordinary course of business, that we may incur. Pursuant to the terms of our agreement with the Buyer, we may undertake additional debt only after we obtain prior written consent of the Buyer. In addition, the Corporate Guarantor shall not without the prior written consent of the Buyer merge with or be absorbed or be taken over by any third party, pay dividends, if any, or make any loans, grant any credit (other than in the ordinary course of business) or give any guarantees or indemnities or assume any third party liabilities, sell, lease, transfer or otherwise dispose of, the whole or any part of its revenues or its assets.

Our securities purchase agreements and unsecured convertible promissory notes contain certain covenants which provide, among others things, that we shall timely file all reports that are required to be filed with the SEC, maintain and preserve all of our properties which are necessary to conduct our business in good working order and condition for so long as such provisions are in effect, so as to prevent any forfeiture or material loss thereof or thereunder. In addition, so long as any portion of the notes remains outstanding, we shall take all actions necessary to ensure we have a sufficient number of shares of our Common Stock reserved for issuance upon conversion of each unsecured convertible promissory note.

During fiscal year 2017 and up to the date of this annual report, we were in default during certain periods of the minimum liquidity covenant. Pursuant to the terms of our credit facility agreement, the Buyer reserves its rights and remedies with respect to such default as provided in the agreement. As of the date of this annual report, we are no longer in default of our minimum liquidity covenant. However, if we were, the Buyer could exercise its rights and remedies under the credit facility agreement at any time. Further, there is no assurance that we will be able to obtain a waiver in the event of our default in the future, and the failure to obtain such waiver may materially and adversely affect our business and results of operations. Please refer to “Item 5. Operating and Financial Review and Prospects - A. Operating results - Going Concern” above.

Credit Facilities and Unsecured Convertible Promissory Notes:

As of April 19, 2018, our total indebtedness was $6,215,809, excluding the derivative liability of $13,013,260, in respect of our unsecured convertible promissory notes:

Total indebtedness
Loan facilities from the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors	$500,000
Conquistador Shipping Corporation	$910,000
Convertible notes	$4,805,809

The following is a discussion of our credit facilities and unsecured convertible promissory notes that were in existence as of December 31, 2017.

Loan Facility from the Company’s Chief Executive Officer, Chief Financial Officer and Member of Board of Directors

On November 16, 2016, we, through our subsidiary, Poseidon, signed a Facility Letter with Mr. Antonios Bertsos, our Chief Executive Officer, Chief Financial Officer and member of Board of Directors, relating to a short-term credit facility of $300,000. The facility was payable by us in one balloon payment on June 18, 2017. Borrowings under this facility bore an interest rate of 3% and were due and payable on June 18, 2017. On March 7, 2018, it was agreed the due date to be extended up to December 31, 2018. As of December 31, 2017, and as of the date of this annual report, the outstanding balance of the loan is $300,000.

On June 6, 2017, we, through our subsidiary, Poseidon, signed a second Facility Letter with Mr. Antonios Bertsos, relating to a short-term credit facility of $200,000. The facility is payable by us in one balloon payment on December 31, 2018. Borrowings under this facility bore an interest rate of 3% and are due and payable on December 31, 2018. As of December 31, 2017, and as of the date of this annual report, the outstanding balance of the loan is $200,000.

Table Of Contents	72

Conquistador Shipping Corporation Loan Facility

On November 28, 2016, we signed an agreement with Conquistador, for the sale of our Vessel in exchange for consideration equaling the amount resulting from the product of the Vessel’s net lightweight, in long tons and the price in U.S. dollars per long ton for bulk carriers as reported by the Baltic Exchange Demolition Assessment Index “B/C_Subcon” issued during the week at which we tender 21 days appropriate notice, less 10% total commission (9% address commission and 1% brokerage commission). Under the terms of this agreement, we received on December 7, 2016 $1,000,000 less $30,000 address commission. The amount of $1,000,000 bears an interest of 11%, payable each month and is to be paid by us to the Buyer. The outstanding principal balance was to be payable in 6 bi-monthly installments of $50,000, followed by a balloon payment of the remaining amount at final date (latest December 18, 2017).

Pursuant to this sale agreement, we were expected to deliver the Vessel to the Buyer anytime between January 3, 2017 and December 18, 2017 in our option. If the Vessel was not delivered to the Buyer until December 18, 2017, then the Buyer had the option to cancel the agreement. In such case, we have to return the amount of $1,000,000 less any partial repayments of this amount as of the cancellation date, along with any interest due of 11% and an additional interest of 11% as cancellation fee. Further, the agreement provides that we have withheld all risks and rewards in relation to the Vessel until this agreement is cancelled either by us or the Buyer.

We have accounted for $1,000,000 as a loan facility from the Buyer, have booked as debt discount the amount of $30,000 and have fully provided for the amount of $110,000 (being the cancellation fee of 11% on $1,000,000). The amount of $110,000 has been included in principal of the loan from the Buyer. Amortization of debt discount is calculated up to December 18, 2017.

A corporate guarantee is in place from Boston Carriers, Inc. In addition, a first preferred mortgage has been executed and delivered by the Company in favor of the Buyer on the Vessel and the Company has assigned insurances and earnings in favor of the Buyer in case we become default in our obligations towards the Buyer, as these are described in the agreement signed on November 28, 2016.

The facility contains certain covenants, including a minimum liquidity requirement which requires us to maintain a minimum balance of $250,000 beginning March 7, 2017 in order to ensure that we have sufficient capital to make prompt payment of trade debt of the Vessel and to limit the amount of additional debt, other than trade debt incurred in the ordinary course of business, that we may incur. Pursuant to the terms of the agreement with the Buyer, we may undertake additional debt only after we obtain prior written consent of the Buyer. In addition, the Corporate Guarantor shall not without the prior written consent of the Buyer merge with or be absorbed or be taken over by any third party, pay dividends or make any loans, grant any credit (other than in the ordinary course of business) or give any guarantees or indemnities or assume any third party liabilities, sell, lease, transfer or otherwise dispose of, the whole or any part of its revenues or its assets. The Company was in compliance with the covenants as of December 31, 2016. During fiscal year 2017 and up to the date of this annual report, we were in default during certain periods of the minimum liquidity covenant. As of the date of this annual report, we are no longer in default of the minimum liquidity covenant, however, Conquistador reserves its rights and remedies with respect to such default as provided in the agreement. Further, there can be no assurance that we will remain in compliance.

During the year ended December 31, 2017, the Company repaid $200,000 to Conquistador Shipping Corporation for this agreement, excluding interest payments. As of December 31, 2017, and the date of this annual report, the outstanding balance of the facility is $910,000, including the amount of $110,000, as described above. On March 16, 2018, the Company signed an amendment to the agreement with Conquistador Shipping Corporation and agreed the payments due December 18, 2017 to be extended until May 30, 2018.

Unsecured Convertible Promissory Notes

(a) On December 31, 2015, we entered into an Asset Purchase Agreement pursuant to which we agreed to acquire all of the assets and liabilities of Boston Carriers Ltd., including a share subscription agreement between Boston Carriers Ltd. and YP Holdings LLC (“YP”). On June 9, 2016, we and YP agreed to amend and restate the share subscription agreement by entering into an amended and restated securities purchase agreement, pursuant to which, we agreed to issue a 10.75% unsecured convertible promissory note in the aggregate principal amount of $3,000,000, with the excess to represent original issue discount, which shall be fully charged to us upon the execution of the note and paid to YP as part of the outstanding principal balance as set forth in the note.

On December 18, 2017, YP and a third party financial institution (the “Assignee”) signed an agreement for the assignment from YP and the assumption by the Assignee of all YP’s rights with respect to $750,000 of the principal (but excluding any accrued and unpaid interest thereon) under the first unsecured convertible note issued by the Company on June 9, 2016. At the same time we entered into an exchange agreement with the Assignee, pursuant to which we agreed with the Assignee to exchange the $750,000 old note for a newly issued unsecured convertible promissory note in the principal amount of $750,000. For further details, refer to (e) below.

Table Of Contents	73

(b) On April 15, 2016, we entered into a second share subscription agreement with YP, under which YP subscribed for $50,000 in convertible, redeemable preferred shares. The amount of $50,000 was received on April 27, 2016. On July 1, 2016, we and YP agreed to amend the second share subscription agreement by entering into a second securities purchase agreement, pursuant to which, we agreed to issue a second 10.75% unsecured convertible promissory note in the aggregate principal amount of $150,000, with the excess to represent original issue discount, which shall be fully charged to us upon the execution of the note and paid to YP as part of the outstanding principal balance as set forth in the note.

(c) From July 1, 2016 to November 18, 2016, we entered into seven securities purchase agreements, with four financial institutions (including YP for the amount of $280,000) and a service provider, pursuant to which, we agreed to issue seven 10.75% unsecured convertible promissory notes in the aggregate principal amounts of $1,454,209. The five unsecured convertible promissory notes were issued in relation to the receipt of their respective aggregate agreed amounts of $830,000, whereas the remaining two were issued to replace two promissory notes issued to third parties for the amounts of $250,000 (as assigned and including $50,000 original issue discount at inception date and any unpaid interests up to that date amounting to $5,833) and $355,880 (for consulting services rendered on our behalf and including any unpaid interests up to that date amounting to $12,496). The two promissory notes, bore an interest rate of 8% per annum and had maturity date June 30, 2016 and May 30, 2016, respectively.

(d) On March 9, 2017, we entered into a securities purchase agreement with YP, pursuant to which, we agreed to issue 10.75% unsecured convertible promissory notes for an aggregate principal amount up to $5,000,000 within the next 3 years. During 2017, the Company received an aggregate amount of $502,000 in relation to the securities purchase agreement.

(e) As discussed above in item (a), on December 18, 2017, YP and the Assignee signed an agreement for the assignment from YP and the assumption from the third party of all YP’s rights with respect to $750,000 of the principal (but excluding any accrued and unpaid interest thereon) under the first unsecured convertible note issued by the Company on June 9, 2016. As a result, at the same time we signed an exchange agreement with the Assignee, where among others agreed, that the Assignee will exchange the $750,000 old note assumed from YP for a newly issued unsecured convertible note in the principal amount of $750,000.

The maturity dates of the unsecured convertible promissory notes range from December 17, 2018 to March 31, 2027, when any unpaid amount of the principal and the interest liability will be paid in cash. The outstanding principal and the interest liability are payable in shares of Common Stock at holder’s option any time after the effective date and until each note’s respective maturity date.

Borrowings under the notes bear an interest rate of 10.75% per annum on the unpaid principal balances, subject to a credit risk adjustment, where for the notes issued during 2016, the interest rate shall adjust upward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is below $0.85 per share of Common Stock. The interest rate shall adjust downward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is $1.15 per share of Common Stock. For the notes issued during 2017 (others than the one signed on December 18, 2017), the interest rate shall adjust upward by 98.45 basis points for each amount, if any, equal to $0.05, and not on any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is below $0.85 per share of Common Stock. The interest rate shall adjust downward by 98.45 basis points for each amount, if any, equal to $0.05, and not on any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is $1.15 per share of Common Stock. Following this, the interest rate was adjusted accordingly and as of December 31, 2016 and 2017, is approximately 27.85%. The total remaining increase in the interest rate that could potentially affect the Company after December 31, 2017, if the credit risk adjustment will reach its highest point is 0.02% for all the convertible notes.

Our unsecured convertible note issued on December 18, 2017, bears an interest rate of 15% per annum, fully paid at day one, payable on each conversion date and on the maturity date in cash or, at the Company’s option, in shares of Common Stock or a combination thereof. In case of prepayment by the Company earlier than December 17, 2018, the Company shall make payment to the holder an amount in cash, or subject to the beneficial ownership limitation then outstanding principal amount of this note being prepaid and accrued interest thereon multiplied by 140%.

Table Of Contents	74

The notes in (a) and (b) above are convertible into Common Stock at a conversion price of 70% of the single lowest closing bid price per share of Common Stock during the 20 trading days immediately preceding the applicable conversion date, at holder’s option, at any time and from time to time until the maturity dates.

The notes in (c) and (d) above are convertible into Common Stock at a conversion price of 70% of the single lowest closing bid price per share of Common Stock during the period beginning 30 trading days prior to the date of each conversion notice, and ending 30 trading days after the later of, such date or when all applicable shares of Common Stock have actually been received by the holder, at holder’s option, at any time and from time to time until the maturity dates.

The note in (e) above is convertible into Common Stock at a conversion price which will be the lesser of: (i) the lowest daily volume weighted average price (“VWAP”) of the Common Stock, discounted at a rate of 25%, for the ten trading days prior to but not including the date upon which the holder delivers the notice of conversion, and (ii) $0.03 per share (as may be adjusted for stock splits, stock dividends, subdivisions or combinations of, or similar transactions in, the Common Stock.

The Company identified conversion features embedded within the unsecured convertible promissory notes issued. We have determined that the features associated with the embedded conversion option, in the form of a ratchet provision, should be accounted for at fair value, as a derivative liability. We have elected to account for these instruments together with fixed conversion price instruments as derivative liabilities as we cannot determine if a sufficient number of shares of Common Stock would be available to settle all potential future conversion transactions.

The unsecured convertible promissory notes include a 4.99% beneficial ownership limitation blocker, which limits the issuance of additional Common Stock to the holders of the notes, if each holder beneficially owns 4.99% of the Company’s issued and outstanding Common Stock, at any time.

The securities purchase agreements and the unsecured convertible promissory notes (see (a) to (d) above) contain certain covenants, including, among others, that we shall timely file all reports required to be filed with the SEC, will maintain and preserve all of our properties which are necessary in the proper conduct of our business in good working order and condition, ordinary wear and tear excepted, and comply, at all times with the provisions of all leases to which we are a party as lessee or under which we occupy property, so as to prevent any forfeiture or material loss thereof or thereunder. In addition, so long as any portion of the notes remains outstanding, we shall take all actions necessary to at all times have authorized, and reserved for the purpose of issuance of the unsecured convertible promissory note in (a) above, a number of shares of Common Stock equal to thrice the number of shares of Common Stock sufficient to immediately issue all shares of Common Stock potentially issuable upon any conversion of the note at such time and of the notes in (b) and (c) above, no less than 100% of the maximum number of conversion shares of Common Stock initially issuable upon conversion of the notes.

The unsecured convertible note (see (e) above) contains certain covenants, including, among others, that (i) the Company shall timely file all reports required to be filed with the SEC; (ii) will not occur any levy upon or seizure or attachment outside of normal course of business which will be undisputed by the Company which will cause any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $1,500,000 per vessel (this amount to be multiplied by the number of vessels the Company operates at the time of such levy, seizure or attachment), and any such levy, seizure or attachment shall not be set aside, bonded or discharged within thirty (30) days after the date thereof; (iii) the Company or any significant subsidiary shall not default or fail to rectify such default within (3) months on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; (iv) so long as any portion of the note remains outstanding, the Company shall take all actions necessary to at all times have authorized and reserved for the purpose of issuance, no less than 300% of the maximum number of conversion shares of Common Stock issuable upon conversion of the principal amount of the note.

As of December 31, 2016, no portion of any of these notes was converted. During the year ended December 31, 2017, the Company issued 151,031,278 shares of Common Stock for the partial conversion of the YP unsecured convertible promissory note dated June 9, 2016. With the issuance of the Common Stock was converted an aggregate of $160,400 and $41,378 from the unsecured convertible promissory note and its interest liability, respectively. As an inducement to convert, the Company provided make-whole interest for 2017 debt conversions. Make-whole interest was settled through issuance of shares of Common Stock on the date of conversion. This resulted in debt conversion charge of $383,690 in 2017, as presented in the consolidated statements of operations.

Table Of Contents	75

On December 20, 2017, the Company issued 4,906,667 shares of Common Stock for the partial conversion of the unsecured convertible note dated December 18, 2017. With the issuance of the Common Stock was converted an aggregate of $40,000 and $6,000 from the unsecured convertible note and its interest liability, respectively.

During the period from January 1, 2018 until the date of this report, the Company issued 13,813,814 shares of Common Stock for the partial conversion of the unsecured convertible note dated December 18, 2017. With the issuance of the Common Stock was converted an aggregate of $100,000 and $15,000 from the unsecured convertible note and its interest liability, respectively.

Contractual Obligations

Please refer to “Item 5F. Tabular Disclosure of Contractual Obligations”.

Dividend Payments

Currently, pursuant to our credit facilities, as mentioned above, we are restricted from paying dividends.

During the year ended December 31, 2016, we paid $188,223 as a dividend to our shareholders in line with provisions of the Asset Purchase Agreement signed on December 31, 2015. During the years ended December 31, 2017 and 2015, we did not pay dividends.

During the years ended December 31, 2017, 2016 and 2015, we did not pay dividends to our preferred shareholders.

Effects of Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Foreign Exchange Fluctuations

Please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Rate Exposure”.

Concentration of Credit Risk

Accounts Receivable and Revenue

As of December 31, 2017, accounts receivable from the shipping industry were derived from one customer. During the year ended December 31, 2017 and 2016, the Company derived 100% of its revenue from continuing operations from the shipping industry. During the years ended December 31, 2015, the Company’s revenues are presented in discontinued operations. During the year ended December 31, 2017, 89% of revenues from the shipping industry were derived from three customers in the spot market of 47%, 24% and 18% of net revenue.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by FDIC or Eurozone - provided insurance are exposed to loss in the event of non-performance by financial institutions. As of December 31, 2017, the Company does not have amounts above the FDIC insurance amount of $250,000. Deposits in excess of the Eurozone limits of Euro 100,000 totaled $70,681 at December 31, 2017. As of December 31, 2016, the Company did not maintain cash deposits in excess of the provided insurance limits.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations depends primarily on the charter hire rates that we are able to realize for our Vessel, which depends on the demand and supply dynamics characterizing the dry bulk market at any given time. For a discussion of other trends affecting our business, please see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company – B. Business Overview”.

Table Of Contents	76

E. Off-Balance Sheet Arrangements

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2017:

	Payment Due by Period
Contractual obligations	Total	Less than 1 year (2018)	1-3 years (2019 - 2020)	3-5 years (2021 - 2022)	More than 5 years (January 1, 2023 and thereafter)
Debt obligation (1)	$1,410,000	$1,410,000	$—	$—	$—
Interest payments (2)	12,155,249	3,278,020	2,338,895	2,338,895	4,199,440
Unsecured convertible promissory notes (3)	4,905,809	710,000	—	—	4,195,809
Management fee (4)	559,500	182,500	365,000	12,000	—
Total	$18,471,058	$5,398,020	$2,338,895	$2,338,895	$8,395,249

Notes:

(1) Refers to our obligations to repay our cash credit facilities outstanding as of December 31, 2017.

(2) Refers to our expected interest payments according to the terms of our credit facilities outstanding as of December 31, 2017. In relation to our obligations in our unsecured convertible promissory notes outstanding, since the principal is payable in shares of Common Stock at holder’s option any time after the effective date and until the maturity dates, we assume for this exercise that the payments of the principal will take effect at the maturity dates of the notes which range from December 17, 2018 to March 31, 2027, when any unpaid amount of the principal and the interest liability will be paid in cash.

(3) Refers to our obligations to repay our unsecured convertible promissory notes outstanding as of December 31, 2017. Since the principal is payable in shares of Common Stock at holder’s option any time after the effective date and until the maturity dates, we assume for this exercise that the payments of the principal will take effect at the maturity dates of the notes which range from December 17, 2018 to March 31, 2027, when any unpaid amount of the principal and the interest liability will be paid in cash.

(4) Assumes the current annual fee up to the residual life of our Vessel (25 years).

G. Safe Harbor

Applicable to the extent the disclosures in “Item 5E. Off-Balance Sheet Arrangements” and Item 5F. Tabular Disclosure of Contractual Obligations” above are eligible for the statutory safe harbor protections provided to forward-looking statements. Refer to the section “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

Table Of Contents	77

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our board of directors currently consists of two members. Our board of directors is divided into three classes, “Class I”, “Class II” and “Class III”, respectively, as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three (3) classes expiring each year. The initial term of office of the Class I directors shall expire at the 2018 annual meeting of shareholders, the initial term of office of the Class II directors shall expire at the 2019 annual meeting of shareholders and the initial term of office of the Class Ill directors shall expire at the 2020 annual meeting of shareholders. Commencing with the 2018 annual meeting of shareholders, the directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified, unless such director is removed, resigns or dies prior to the annual meeting of shareholders in which such director’s term of office expires.

Our executive officers are appointed by our Board of Directors and hold office until their successors are chosen and qualified, or until their earlier resignation or removal.

The following table presents information with respect to our executive officer and directors as of the date of this report:

Name	Age	Position	Date of appointment
Antonios Bertsos	43	Chief Executive Officer, Chief Financial Officer, President, Tresurer and Secretary and Class III Director	December 31, 2015
William Corbett	58	Class II Director	March 3, 2017

Antonios Bertsos

Mr. Antonios Bertsos, age 43, has been the Chief Executive Officer of Boston Carriers Ltd since inception in July 2015. He became our Chief Executive Officer, Chief Financial Officer and a Director on December 31, 2015. From August 2011 through July 2015 he served as the Chief Financial Officer of Newlead Holdings, Ltd., a NASDAQ traded company with a fleet of 6 tankers and 16 drybulk vessels (“Newlead”). His major responsibilities there included overseeing the company’s financial reporting, investor relations and communicating with capital market analysts. He was also responsible for evaluation, negotiation and financial modeling for acquisitions of potential new vessels. Prior to holding that position, he served from March 2010 until August 2011 as the Chief Operating Officer Deputy of Newlead. From February 2005 through February 2010 he served as the Chief Financial Officer and a member of the Board of Directors of Aries Energy Corporation Group, which held investments in various fields including shipping and which was the controlling party of AMT, a NASDAQ company in which he prepared the reports and documents needed for the Securities and Exchange Commission relating to the company’s initial public offering and oversaw the company’s financial reporting until 2008. From September 1999 through February 2005 he served as an auditor with PriceWaterhouseCoopers. He holds a Bachelor of Science in Finance from Deree College in Athens, Greece and a Postgraduate Diploma in Business Administration from Leicester University.

William Corbett

Mr. Corbett, age 58, has more than 30 years of experience on Wall Street in Investment Banking, money management, and Senior VP positions at Bear Stearns, Lehman Brothers and Jesup Lamont. Also, Mr. Corbett was CEO of The Shemano Group for 12 years, and instrumental in building the investment banking firm into one of the premier boutique firms in the US. From its corporate headquarters in San Francisco, Mr. Corbett was one of the pioneers in the Private Investment Public Equity (”PIPE”) space, and starting in the early 90’s raised over a billion dollars for micro caps over the course of his career. His experience has included both public and private companies, and he has specialized in reverse mergers, IPOs, PIPEs, and Registered Directs. He holds a BS in Business Administration from the University of the Pacific and was inducted into the school’s Hall of Fame for collegiate golf in 2005.

The primary business address of each of our executive officers and directors is 18 Poseidonos Ave., Kalithea, 17674, Greece.

Table Of Contents	78

B. Compensation

Executive Compensation

The table below summarizes the compensation paid by the Company to the Chief Executive Officer and other named executive officers and individuals for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015. We do not have a retirement plan for our officers or directors.

Name and principal position	Year	Salary		Bonus	Option awards	All other compensation	Total
Antonios Bertsos, CEO and CFO	2017	$1,500,000	(1)	$—	$—	$—	$1,500,000
	2016	$1,500,000	(1)	$—	$—	$—	$1,500,000
	2015	$—		$—	$—	$—	$—
William Corbett	2017	$80,000	(1)	$—	$—	$—	$80,000
Fred Pier, former director	2017	$—		$—	$—	$—	$—
	2016	$100,000	(1)	$—	$—	$—	$100,000
Harris Frangos, former director	2017	$12,329	(1)	$—	$—	$—	$12,329
	2016	$100,000	(1)	$—	$—	$—	$100,000

(1) Payable in restricted shares of Common Stock. As of December 31, 2017 and 2016, 928,792,570 and 0 shares of Common Stock were issued, respectively, to the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors, for the settlement of his 2016 and 2017 annual base salary, according to the terms of his executive employment agreement (refer below in “Employment Agreements”). On March 11, 2017, the Company issued 66,667 restricted shares of Common Stock to Mr. Pier and 66,667 shares of Common Stock to Mr. Frangos, for the settlement of their 2016 annual compensation as non-employee directors. Mr. Frangos’ shares of Common Stock were not subject to a lockup period, after his resignation in February 2017 and upon agreement with the Company. However, no additional shares will be issued in the future to Mr. Frangos. No additional shares will be issued in the future to Mr. Pier, too, as upon his resignation he declared that he is not entitled to any future benefits from the Company.

Employment Agreements

Company’s Chief Executive Officer, Chief Financial Officer and Member of Board of Directors:

On August 22, 2016, we entered into an executive employment agreement with Mr. Antonios Bertsos, our Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors. Pursuant to the terms of the executive employment agreement, Mr. Antonios Bertsos will be entitled to receive, beginning January 1, 2016 through December 31, 2026 (unless earlier terminated) (and shall be automatically renewed for successive one year periods unless either party provides written notice of intention not to renew this agreement), an annual base salary of $1,500,000, subject to annual review by the Board of Directors, payable in restricted shares of the Company’s Common Stock. Any shares of Common Stock issued in connection to the base salary or the annual bonus will be subject to 48 month lock-up restriction beginning on the date of issuance. The base salary shall be paid to Mr. Antonios Bertsos before April 30 of each year in advance. In addition, beginning in 2017 and during each fiscal year of the employment period, Mr. Antonios Bertsos shall be eligible to earn an annual bonus, upon achievement of agreed-upon factors subject to determination by the Board of Directors, no later than 60 days following the start of each performance period. The annual bonus shall be payable in restricted shares of the Company’s Common Stock. There was no such bonus agreed to for 2017 and 2018.

The number of the restricted shares of Common Stock to be issued shall be calculated by dividing the base salary and the annual bonus by the average closing price of the Company’s Common Stock for the last ten trading days prior to the date the restricted shares of Common Stock are issued. At the end of every quarter and for five years thereafter, additional restricted shares of Common Stock (“True-up shares”) may be issued by dividing the base salary and the annual bonus by the average closing price of the last ten trading days preceding the date the additional restricted shares of Common Stock are issued and then deducting from that number of restricted shares of Common Stock any initial restricted shares of Common Stock or additional restricted shares of Common Stock previously issued in relation to the payment of the corresponding year’s base salary and the annual bonus, so that during the true-up period the aggregate value of the said shares of Common Stock be always maintained at a minimum as the aggregate value of the agreed amount less any collected amounts after the sale of the issued shares of Common Stock by the individual.

Upon the occurrence of a change of control as defined in the executive employment agreement with Mr. Antonios Bertsos, the Company shall pay or provide to Mr. Antonios Bertsos any earned but unpaid base salary, reimbursement of any and all reasonable expenses paid or incurred by Mr. Antonios Bertsos in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date and any accrued but unused vacation time through the termination date in accordance with the Company policy. In addition, the Company shall pay to Mr. Antonios Bertsos a lump sum cash amount equal to twenty times the sum of his then-current base salary and pro rata portion of any annual bonus, if any, in U.S. dollars, within 30 days following the effectiveness of the termination.

Table Of Contents	79

As of December 31, 2017, and 2016, 928,792,570 and 0 shares of Common Stock were issued, respectively, in relation to the employment agreement. Upon agreement with Mr. Antonios Bertsos, any additional True-up shares were to be issued for his 2016 and 2017 salary during 2017, were not issued. However, he reserves he rights and if any additional True-up shares may be needed to be issued according to the terms of his executive employment agreement, these will be issued according to future quarter evaluations. In addition, it was agreed that any shares to be issued for his 2018 annual base salary will be issued after July 2018.

Non-executive Directors:

On December 31, 2015, the Company appointed Mr. Fred Pier to its Board of Directors. In March 2017, following the resignation of Mr. Harris Frangos in February 2017, the Company appointed Mr. William Corbett to its Board of Directors effective March 3, 2017. On August 31, 2017, Mr. Fred Pier resigned from the Company’s Board of Directors for personal reasons.

The annual compensation of Mr. Corbett will be $100,000 per annum, payable $20,000 in cash and $80,000 in restricted shares of Common Stock. The annual compensation of Mr. Pier and Mr. Frangos was $100,000 per annum, payable in restricted shares of Common Stock. Any shares of Common Stock issued in connection to the annual compensation shall be subject to a 48 month lock-up restriction beginning on the date of issuance.

The number of restricted shares of Common Stock to be issued shall be calculated by dividing the annual compensation payable in shares of Common Stock, by the average closing price of the Company’s Common Stock for the last ten trading days prior to the date the restricted shares of Common Stock are issued. The restricted shares of Common Stock will be issued on a quarterly basis in arrears. At the end of every quarter and for five years thereafter, additional restricted shares of Common Stock may be issued by dividing the annual compensation payable in shares of Common Stock, by the average closing price of the last ten trading days preceding the date that these additional restricted shares of Common Stock are issued and then deducting from that number the restricted shares of Common Stock previously issued for the annual compensation payable in shares of Common Stock, so that during the true-up period the aggregate value of the said shares of Common Stock be always maintained at a minimum as the aggregate value of the agreed amount less any collected amounts after the sale of the issued shares of Common Stock by the individual.

As of December 31, 2016, no shares of Common Stock were issued, in relation to the annual compensation of the two non-employee directors of the Company. On March 11, 2017, the Company issued 66,667 restricted shares of Common Stock to Mr. Pier and 66,667 shares of Common Stock to Mr. Frangos, for the settlement of their 2016 annual compensation as non-employee directors. Mr. Frangos’ shares of Common Stock were not subject to a lockup period, after his resignation in February 2017 and upon agreement with the Company. However, no additional shares will be issued in the future to Mr. Frangos. No additional shares will be issued in the future to Mr. Pier, too, as upon his resignation he declared that he is not entitled to any future benefits from the Company.

Upon agreement with Mr. Corbett, any shares of Common Stock were to be issued for his 2017 compensation during 2017, were not issued and these shares of Common Stock will be issued after July 2018. In addition, it was agreed that any shares to be issued for his 2018 annual base salary will be issued after July 2018.

C. Board Practices

Board Classes and Committees of the Board of Directors

Our board of directors currently consists of two members. Our board of directors is divided into three classes, “Class I”, “Class II” and “Class III”, respectively, as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three (3) classes expiring each year. The initial term of office of the Class I directors shall expire at the 2018 annual meeting of shareholders, the initial term of office of the Class II directors shall expire at the 2019 annual meeting of shareholders and the initial term of office of the Class Ill directors shall expire at the 2020 annual meeting of shareholders. Commencing with the 2018 annual meeting of shareholders, the directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified, unless such director is removed, resigns or dies prior to the annual meeting of shareholders in which such director’s term of office expires.

Table Of Contents	80

On December 31, 2015, the Company appointed Mr. Fred Pier and Mr. Antonios Bertsos to its Board of Directors. In March 2017, following the resignation of Mr. Harris Frangos in February 2017, the Company appointed Mr. William Corbett to its Board of Directors effective March 3, 2017. On August 31, 2017, Mr. Fred Pier resigned from the Company’s Board of Directors for personal reasons.

No directors are entitled to any benefits upon termination of their terms.

We have not established any Committees yet.

D. Employees

As of December 31, 2017, and as of the date of this annual report we had 1 employee, our executive officer.

As of December 31, 2017, and as of the date of this annual report we had a range of 20 to 21 crew members employed on our Vessel. Our manager is responsible for recruiting, either directly or through a crew manager, the senior officers and all other crew members for our Vessel. Our Vessel is crewed primarily with Greek and Philippino crew members. Our manager has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the Vessel is manned by experienced and competent and trained personnel. The terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the Vessel.

E. Share Ownership

The following table sets forth the number of shares of Common Stock of our voting securities beneficially owned as of April 19, 2018 by (i) those persons or groups known to us to beneficially own more than 5% of our voting securities; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group. Except as indicated below, each of the shareholders listed below possesses sole voting and investment power with respect to their shares of Common Stock. Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. In computing the number of common and preference shares beneficially owned by a person listed below and the percentage ownership of such person, Common Stock or convertible securities held by each such person that are exercisable or convertible within 60 days after April 19, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. None of the shares of Common Stock set forth in the table below as being beneficially owned by these shareholders have voting rights that differ from the shares of Common Stock of the same class of any other shareholder.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Boston Carriers believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage
Executive Officers and Directors
Antonios Bertsos	929,162,570	(1)	84.5%
c/o Boston Carriers
18 Poseidonos Ave.
176 74 Kalithea, Greece
William Corbett	—		0.0%
c/o Boston Carriers
18 Poseidonos Ave.
176 74 Kalithea, Greece
All Directors and Officers as a Group (2 Persons)	929,162,570		84.5%

(1) Includes of 929,162,570 shares of Common Stock beneficially owned by Aries Properties S.A., a Marshall Islands corporation. Aries Properties S.A. is wholly-owned by Mr. Antonios Bertsos, our Chief Executive Officer, Chief Financial Officer and director.

In addition, we have outstanding unsecured convertible promissory notes that are convertible into Common Stock. The unsecured convertible promissory notes contain provisions which restrict the conversions of such notes to no more than 4.99% of our outstanding Common Stock at the time of such conversion.

Table Of Contents	81

As of December 31, 2017, the following unsecured convertible promissory notes were outstanding. Any conversions of these agreements are not included in the calculations above, as they rely at the option of the holders, which could be at any time until the maturity dates, subject to the 4.99% restriction stated above.

		Total Balance Per Counterparty	Principal	Interest Liability
i.	YP Holdings, LLC	$4,503,710	$3,021,600	$1,482,110
ii.	Longview Properties Ltd.	$625,783	$450,000	$175,783
iii	Electra Marine Consultants Ltd.	$517,462	$368,375	$149,087
iv.	Vines Capital Inc.	$362,888	$255,833	$107,055
v.	Ecalp Consultants Inc.	$130,926	$100,000	$30,926
vi.	Yaniv Equity LP	$710,000	$710,000	$—

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Common Stock of Boston Carriers as of April 17, 2018, based on 1,099,678,521 shares of Common Stock outstanding as of such date of each person known by Boston Carriers to be the beneficial owner of more than 5% of its outstanding shares of Common Stock based upon the amounts and percentages as are contained in the public filings of such persons. Unless otherwise indicated, based upon Schedules 13D filed with the SEC and our knowledge, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

	Shares Beneficially Owned
Name	Number		Percentage
Antonios Bertsos	929,162,570	(1)	84.5%
William Corbett	—		0.0%

(1) Includes of 929,162,570 shares of Common Stock beneficially owned by Aries Properties S.A., a Marshall Islands corporation. Aries Properties S.A. is wholly-owned by Mr. Antonios Bertsos, our Chief Executive Officer, Chief Financial Officer and director.

In addition, we have outstanding unsecured convertible promissory notes that are convertible into Common Stock. The unsecured convertible promissory notes contain provisions which restrict the conversions of such notes to no more than 4.99% of our outstanding Common Stock at the time of such conversion.

As of December 31, 2017, the following unsecured convertible promissory notes were outstanding. Any conversions of these agreements are not included in the calculations above, as they rely at the option of the holders, which could be at any time until the maturity dates, subject to the 4.99% restriction stated above.

		Total Balance Per Counterparty	Principal	Interest Liability
i.	YP Holdings, LLC	$4,503,710	$3,021,600	$1,482,110
ii.	Longview Properties Ltd.	$625,783	$450,000	$175,783
iii	Electra Marine Consultants Ltd.	$517,462	$368,375	$149,087
iv.	Vines Capital Inc.	$362,888	$255,833	$107,055
v.	Ecalp Consultants Inc.	$130,926	$100,000	$30,926
vi.	Yaniv Equity LP	$710,000	$710,000	$—

B. Related Party Transactions

Loan Facilities

On November 16, 2016, we, through our subsidiary, Poseidon Navigation Corp., signed a Facility Letter with Mr. Antonios Bertsos, our Chief Executive Officer, Chief Financial Officer and member of Board of Directors, relating to a short-term credit facility of $300,000. The facility was payable by the Company in one balloon payment on June 18, 2017. Borrowings under this facility bore an interest rate of 3% and were due and payable on June 18, 2017. On March 7, 2018, it was agreed the due date to be extended up to December 31, 2018. All other terms remained the same. As of December 31, 2017, and as of the date of this report, the outstanding balance of the loan was $300,000.

On June 6, 2017, we, through our subsidiary, Poseidon Navigation Corp., signed a second Facility Letter with Mr. Antonios Bertsos, relating to a short-term credit facility of $200,000. The facility is payable by the Company in one balloon payment on December 31, 2018. Borrowings under this facility bore an interest rate of 3% and are due and payable on December 31, 2018. As of December 31, 2017, and as of the date of this report, the outstanding balance of the loan was $200,000.

Table Of Contents	82

Other Transactions

As of December 31, 2017, Mr. Antonios Bertsos has provided to the Company an aggregate amount of $47,604, which is presented in the consolidated balance sheets under due to related parties and is expected to be repaid during 2018.

In December 2017, we were involved in an unlawful arrest of our Vessel in India by Zatrix Limited, an entity controlled by a 26% shareholder of the former owner of our Vessel, Nikiforos Shipping S.A.. In December 2017, we paid $538,572 as a guarantee to lift the arrest of the Vessel. The amount paid as guarantee of $538,572, was provided to us from Mim Maritime Inc.

On March 3, 2017 Mr. William Corbett joined our Board of Directors. The annual compensation of the non-employee director will be $100,000 per annum, payable $20,000 in cash and $80,000 in restricted shares of Common Stock. No cash payment performed during 2017 and the balance is presented in the consolidated balance sheets under due to related parties and is expected to be repaid during 2018.

On August 29, 2017, we, through our subsidiary, Poseidon Navigation Corp., signed a ship management agreement with an affiliated company, Mim Maritime Inc. (the “Manager”), for an agreed annual management fee of $182,500. Our controlling shareholder also controls the Manager. Management fees to Manager in 2017 amounted to $62,500. As of December 31, 2017, we owe the Manager an amount of $157,239 for payments of operating and other expenses.

For Executives Compensation see “Item 6B. Compensation” above.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See “Item 18. Financial Statements”.

Legal Proceedings

We are currently not aware of any other such legal proceedings or claims that believe they will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results except for the items described below. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution and death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Current material legal proceedings of which we are aware are as follows:

In December 2017, we were involved in an unlawful arrest of our Vessel in India by Zatrix Limited (“Zatrix”), an entity controlled by a 26% shareholder of the former owner of our Vessel, Nikiforos Shipping S.A. (the “Former Owner”). Zatrix alleged it previously made a shareholder’s loan to the Former Owner, and that such loan is attached to the Vessel after the sale. However, Zatrix previously consented to the sale of the Vessel free and clear of debts, liens or legal claims as per the terms of the sale agreement. In December 2017, we paid $538,572 as a guaranty to lift the arrest of the Vessel. The case was heard by the Indian courts in April 9, 2018, where it was ordered by the court the release of the security back to the Company. However, as of the date of this report, the suit still remains open and the Company will appeal for the case to be fully closed.

Dividend Policy

Other than with regard to the 2016 distribution made to our shareholders in connection with the Asset Purchase Agreement signed on December 31, 2015, we do not expect to pay cash dividends on our Common Stock, as we expect to retain our future earnings for use in the operation and expansion of our business. Any future dividend payments are within the absolute discretion of our Board of Directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our Board of Directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our Common Stock. As a result, the success of an investment in our Common Stock will depend on future appreciation in its value. The price of our Common Stock may not appreciate in value or even maintain the price at which you purchased our shares of Common Stock. In addition, currently, pursuant to certain of our credit facilities, we are restricted from paying dividends.

Table Of Contents	83

As mentioned above, during the year ended December 31, 2016, we paid $188,223 as a dividend to our shareholders in line with provisions of the Asset Purchase Agreement signed on December 31, 2015.

B. Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 17, “Subsequent Events”, in our annual consolidated financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s shares of Common Stock are currently quoted on the OTC Pink, under the symbol “BSTN”.

The market for our shares of Common Stock is limited, volatile and sporadic. The following table sets forth the range of high and low bid quotations for our shares of Common Stock for each of the periods indicated as reported by the OTC Pink. Where such information is not available, the high and low closing bid quotations as reported by the OTC Pink is provided below, which reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Our shares of Common Stock are currently quoted on the OTC Pink. We also hope to have our shares of Common Stock included for quotation on the Over the Counter Bulletin Board. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTC Electronic Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

On April 19, 2018, the closing price of our Common Stock was $0.0065.

	High	Low
For the Fiscal Year Ended December 31, 2013	$49.50	$18.00
For the Fiscal Year Ended December 31, 2014	$199.00	$22.00
For the Fiscal Year Ended December 31, 2015	$44.00	$8.00
For the Fiscal Year Ended December 31, 2016	$82.50	$5.00
For the Fiscal Year Ended December 31, 2017	$14.50	$0.0015
For the Quarter Ended
March 31, 2016	$30.00	$8.50
June 30, 2016	$30.00	$18.84
September 30, 2016	$75.00	$20.00
December 31, 2016	$82.50	$5.00
March 31, 2017	$14.50	$0.4950
June 30, 2017	$1.00	$0.0050
September 30, 2017	$0.1130	$0.0015
December 31, 2017	$0.0348	$0.0015
March 31, 2018	$0.0170	$0.0023
For the Month Ended
October 31, 2017	$0.0025	$0.0015
November 30, 2017	$0.0348	$0.0020
December 31, 2017	$0.0266	$0.0080
January 31, 2018	$0.0170	$0.0066
February 28, 2018	$0.0085	$0.0050
March 31, 2018	$0.0075	$0.0023
April 30, 2018 (through April 19, 2018)	$0.0095	$0.0032

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9A. Offer and Listing Details” above.

Table Of Contents	84

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of Association and Bylaws

Our Articles of Incorporation and Bylaws have been filed as Exhibits 3.3 and 3.4, respectively, to our Current Report on Form 8-K filed with the SEC on March 4, 2016 and our Articles of Amendment have been filed as Exhibit 1.6 to our 2016 Annual Report on Form 20-F filed with the SEC on May 15, 2017 and as Exhibit 3.01 to our Current Report on Form 6-K filed with the SEC on May 24, 2017. The information contained in these exhibits is incorporated by reference herein.

Authorized Capitalization

Under our Articles of Incorporation, we are authorized to issue up to fifty billion (50,000,000,000) shares, of which (i) forty five billion (45,000,000,000) shares were registered shares of Common Stock, each with a par value of US$0.0001 per share of Common Stock; and, (ii) five billion (5,000,000,000) shares of “blank check” preferred stock, par value $0.0001 per share.

The number of authorized Common Stock, and Preferred shares may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution of the Board of Directors or the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred shares, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Shares Designation.

As of April 19, 2018, there are 1,099,678,521 shares of Common Stock outstanding.

Listing

Our shares of Common Stock are listed on OTC Pink under the symbol “BSTN”.

C. Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Loan and Credit Facilities” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements that we have entered into during the three-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D. Exchange Controls

Under the laws of the Marshall Islands, the country of incorporation of the Company and its subsidiary, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, if any, in the future, interest or other payments to non-resident holders of our Common Stock provided that we do not conduct any business on the territory of the Marshall Islands.

Table Of Contents	85

E. Taxation

This discussion should not be viewed as tax advice. You should consult your own tax advisers concerning the U.S. federal tax consequences to you in light of your own particular circumstances, as well as any tax consequences arising under the laws of any other taxing jurisdiction, the effect of any changes in applicable tax law, and your entitlement to benefits under an applicable income tax treaty.

The following is a discussion of the material Marshall Islands and U.S. federal income tax regimes relevant to an investment decision with respect to our common stock.

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, where we conduct activities. We expect that the amount of any such tax imposed upon our operations for year 2017 in these jurisdictions, will be immaterial.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains as we do not conduct any business operation on the territory of the Marshall Islands, and no Marshall Islands withholding tax will be imposed upon payments of any dividends by us in the future to our shareholders. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration fees and tonnage taxes.

Other Jurisdictions

The Marshall Islands do not impose a tax on international shipping income in case the shipowner does not conduct any business operation on the territory of the Marshall Islands. As of January 1, 2014, foreign-flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Material U.S. Federal Income Tax Consequences

The following discussion addresses the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of shares of our Common Stock by beneficial owners of such shares. This discussion is based on current provisions of the Code, treasury regulations promulgated under the Code (“Treasury Regulations”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No rulings from the IRS have been or will be sought with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts nor does it in any way constitute an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of shares of our Common Stock may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of shares of our common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding shares of our Common Stock as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding shares of our Common Stock through partnerships, trusts or other entities; beneficial owners of shares of our Common Stock that own 10% or more (by vote or value) of our outstanding capital stock; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of our common stock that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust, if a court within the United States can exercise primary supervision over its administration, and one or more “United States persons” (as defined in the Code) have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a domestic trust on August 19, 1996 and validly elected to continue to be treated as a domestic trust).

Table Of Contents	86

For purposes of this discussion, a beneficial owner of shares of our Common Stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds shares of our Common Stock, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding shares of our Common Stock, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of shares of our Common Stock.

We urge beneficial owners of shares of our Common Stock to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of shares of our Common Stock, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Tax Classification of the Company

Integrated Inpatient Solutions, Inc. was a Nevada corporation. On February 29, 2016, Integrated Inpatient Solutions, Inc. agreed to file Articles of Conversion with the Nevada Secretary of State and Articles of Domestication with the Registrar of the Republic of the Marshall Islands effective March 21, 2016. Additionally, Integrated Inpatient Solutions, Inc. agreed to adopt a Plan of Conversion, whereby Integrated Inpatient Solutions, Inc. would become a Marshall Islands company effective March 21, 2016. In connection with the Plan of Conversion, Integrated Inpatient Solutions, Inc. changed its name to Boston Carriers, Inc. on March 21, 2016 and simultaneously re-domiciled to the Marshall Islands. Due to the reincorporation, the rights of our shareholders are now governed by the Business Corporations Act of the Marshall Islands, our Articles of Incorporation filed with the Registrar of the Republic of the Marshall Islands and our new bylaws, which were contemporaneously approved by our Board of Directors (refer to Item 4.A “Information on the Company – History and Development of the Company”).

Section 7874(b) of the Code, or “Section 7874(b),” provides that a corporation organized outside the United States, such as the Company, which acquires (pursuant to a “plan” or a “series of related transactions”) substantially all of the assets of a corporation organized in the United States, such as Integrated Inpatient Solutions, Inc., will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition.

The Company has prepared the financial statements contained herein on the basis that it will be taxed as a U.S. corporation. However, due to the complexity of the United States tax laws and the facts of the re-domiciliation, no final determination has been made by the Company as to whether Section 7874(b) applies to the Company. The Company may seek a refund with a U.S. court for U.S. taxes that it may pay in the future to the Internal Revenue Service on the basis that the Company should not be treated as a U.S. corporation following the re-domiciliation. There can be no assurance that a court would agree with such a position taken by the Company.

If Section 7874(b) applies, the Company would be subject to U.S. federal income tax as a U.S. corporation on its worldwide income, even after the re-domiciliation. In addition, if the Company is taxed as a U.S. domestic corporation, United States tax anti-deferral rules may apply to the Company’s foreign subsidiaries. In particular, the “controlled foreign corporation” rules could subject the Company to current United States tax on certain types of income earned by foreign subsidiaries of the Company, whether or not such income is distributed to the Company. As a U.S. domestic corporation, any dividends paid in the future by us to a Non-U.S. Holder, as defined below, would be subject to a U.S. federal income tax withholding at the rate of 30% or such lower rate as provided by an applicable U.S. income tax treaty. As a U.S. domestic corporation, dividends to U.S. Holders may be eligible for preferential rates of United States taxation.

U.S. Federal Income Taxation of U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of a common share that is: (1) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of our Common Stock, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of Common Stock are encouraged to consult their tax advisors. U.S. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the ownership and disposition of our Common Stock.

Table Of Contents	87

Distributions in the Future:

Any distributions made by us in the future with respect to our Common Stock to a U.S. Holder will constitute dividends, which will be taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in the future in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our Common Stock on a dollar-for-dollar basis and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the shares of Common Stock for more than one year.

Dividends received in the future, if any, by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 39.6%) unless such dividends constitute “qualified dividend income”. “Qualified dividend income” generally includes a dividend paid by a corporation treated as a U.S. corporation if (i) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (ii) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In addition, “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a “passive foreign investment company” for the taxable year during which the dividend is paid and the immediately preceding taxable year, (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below.

Special rules may apply to any amounts received in respect of our Common Stock that are treated as “extraordinary dividends”. In general, an extraordinary dividend is a dividend with respect to a share of Common Stock that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our Common Stock that is treated as “qualified dividend income,” then any loss recognized by an individual U.S. Holder from the sale or exchange of such Common Stock will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Stock:

A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a share of our Common Stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such Common Stock. The U.S. Holder’s initial tax basis in a share of our Common Stock generally will be the U.S. Holder’s purchase price for the share and that tax basis will be reduced (but not below zero) by the amount of any distributions in the future on our Common Stock that are treated as non-taxable returns of capital (as discussed under “— Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.

As described above, long-term capital gains of non-corporate U.S. Holders are subject to the current favorable maximum tax rate of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our Common Stock to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward capital losses indefinitely.

Passive Foreign Investment Company Status and Significant Tax Consequences:

As noted above, the Company may challenge the position that it should be treated as a U.S. corporation for U.S. tax purposes. If this challenge is successful and the Company is treated as a foreign corporation for U.S. tax purposes, the Company may be treated as a “passive foreign investment company,” or PFIC. If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements.

Table Of Contents	88

U.S. Holders are encouraged to consult their tax advisors with respect to whether the Company is a PFIC and, if so, any available elections that may be applicable to shareholders of a PFIC. In addition, U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Medicare Tax:

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our Common Stock and net gain attributable to the disposition of our Common Stock (in each case, unless such Common Stock is held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is any beneficial owner of a common share that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and that is not a U.S. Holder.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of our Common Stock, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of Common Stock are encouraged to consult their tax advisors.

Distributions in the Future:

If the Company is taxed as a U.S. corporation, then distributions will be subject to a 30% withholding tax on the gross amount of the distribution, unless an income tax treaty applies.

If the Company is taxed as a foreign corporation, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions received in the future with respect to our Common Stock if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions in the future will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or other Disposition of Common Stock:

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our Common Stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of our Common Stock is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our Common Stock if they are present in the United States for 183 days or more during the taxable year of the disposition and meet certain other requirements.

Income or Gains Effectively Connected with a U.S. Trade or Business:

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends in the future, if any, on the Common Stock and gain from the sale, exchange or other disposition of the shares of Common Stock, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Table Of Contents	89

Certain Information Reporting Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets” whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our Common Stock if the Company is taxed as a foreign corporation, unless such Common Stock is held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

U.S. Backup Withholding Tax and Related Information Reporting Requirements

In general, dividend payments and payments of proceeds from the disposition of our Common Stock made to holders of our common stock may be subject to information reporting requirements. Such payments may also be subject to backup withholding tax (currently at a rate of 28%) under certain circumstances.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a credit of any amounts withheld against your liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding these information reporting and backup withholding obligations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

On June 30, 2016, the last business day of our second quarter, we determined that we would qualify as a Foreign Private Issuer, as that term is defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended, beginning on July 1, 2016. As a result, we do not file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, we will file our annual report on Form 20-F and reports of foreign private issuers on Form 6-K.

We file reports on Form 20-F and on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of the Company are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Our filings are also available on our website at https://www.bostoncarriers.com. Information contained on or accessed through our website or any other website does not constitute a part of this report. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Boston Carriers Inc., 18 Poseidonos Ave., Kalithea, 17674, Greece.

I. Subsidiary Information

Not applicable.

Table Of Contents	90

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Exposure

Interest rate risk arises on borrowings. Our credit agreements with Conquistador and Mr. Antonios Bertsos, our Chief Executive Officer, Chief Financial Officer and member of Board of Directors, bore a fixed interest rate and therefore, no interest rate risk exists on these facilities.

Our unsecured convertible promissory notes bear an interest rate of 10.75% per annum on the unpaid principal balances, subject to a credit risk adjustment, where, the interest rate shall adjust upward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is below $0.85 per share of Common Stock. The interest rate shall adjust downward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is $1.15 per share of Common Stock. For the notes issued in relation to the securities purchase agreement with YP signed on March 9, 2017, the interest rate shall adjust upward by 98.45 basis points for each amount, if any, equal to $0.05, and not on any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is below $0.85 per share of Common Stock. The interest rate shall adjust downward by 98.45 basis points for each amount, if any, equal to $0.05, and not on any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is $1.15 per share of Common Stock. Following this, the interest rate was adjusted accordingly and as of December 31, 2016 and 2017, was approximately 27.85%. The interest liability is payable in shares of Common Stock at the holders’ option any time after the effective date and until the maturity date. The total remaining increase in the interest rate that could potentially affect the Company after December 31, 2017, if the credit risk adjustment will reach its highest point is 0.02% for all the convertible notes.

Our unsecured convertible note issued on December 18, 2017, bears an interest rate of 15% per annum, fully paid at day one, payable on each conversion date and on the maturity date in cash or, at the Company’ s option, in shares of Common Stock or a combination thereof. In case of prepayment by the Company earlier than December 17, 2018, the Company shall make payment to the holder an amount in cash, or subject to the beneficial ownership limitation then outstanding principal amount of this note being prepaid and accrued interest thereon multiplied by 140%.

Foreign Exchange Rate Exposure

Poseidon generates revenues in U.S. dollars, but incurs certain expenses in other currencies, primarily the Euro. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure and, as a result, our U.S. dollar-denominated results of operations and financial condition could suffer. A change in exchange rates between the U.S. dollar and the Euro of 1.00% had a minimal impact on our Vessel-related operating expenses and general and administrative expenses. However, in the future we may impose significant negative effects.

Credit Risk Exposure

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks.

Credit risk with respect to trade accounts receivable was minimal, as of December 31, 2017, in part because accounts receivable from the shipping industry were derived from one customer. During the year ended December 31, 2017, the Company derived 100% of its revenue from continuing operations from the shipping industry. During the year ended December 31, 2017, 89% of revenues from the shipping industry were derived from three customers in the spot market of 47%, 24% and 18% of net revenue.

Cash deposits in excess of amounts covered by FDIC or Eurozone - provided insurance are exposed to loss in the event of non-performance by financial institutions. As of December 31, 2017, the Company does not have amounts above the FDIC insurance amount of $250,000. Deposits in excess of the Eurozone limits of Euro 100,000 totaled $70,681 at December 31, 2017. As of December 31, 2016, the Company did not maintain cash deposits in excess of the provided insurance limits.

Table Of Contents	91

Commodity Risk Exposure

The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Because we do not hedge our fuel costs, an increase in the price of fuel beyond our expectations may adversely affect our profitability and cash flows.

Effects of Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Table Of Contents	92

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

As of the date of this annual report, we are in compliance with certain of our financial covenants contained within our loan credit facilities. However, there can be no assurance that we will remain in compliance.

See “Item 5B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements” for a discussion of our indebtedness and the defaults under the agreements governing such indebtedness.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Our Plan of Conversion and Articles of Conversion as filed with the Secretary of State of the State of Nevada, Articles of Domestication as filed with the Registrar of the Republic of the Marshall Islands, Articles of Incorporation as filed with the Registrar of the Republic of the Marshall Islands and our Bylaws have been filed as Exhibits 2.1, 3.1, 3.2, 3.3 and 3.4, respectively, to our Current Report on Form 8-K filed with the SEC on March 4, 2016. The information contained in these exhibits and the incorporation contained in our Current Report as to our reincorporation from the State of Nevada to the Republic of the Marshall Islands is incorporated by reference herein.

B. Pursuant to the terms of our loan credit facility agreement with Conquistador, we are subject to certain working capital restrictions and we are also restricted from distributing dividends to our shareholders without the prior written consent from Conquistador. See “Item 1D. Risk Factors – Risks Relating to Our Financing Activities” for a discussion of these restrictions and limitations.

Item 15. Controls and Procedures

Our Chief Executive Officer, Chief Financial Officer and director, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, has concluded that, as of such date, our disclosure controls and procedures were effective and ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and director, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm. We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies (other than smaller reporting companies) that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Director has not yet established an Audit Committee. Instead, Mr. Antonios Bertsos acts as an “Audit Committee” for the purposes of Section 3(a) (58) of the Securities Exchange Act of 1934. Mr. Antonios Bertsos is an “audit committee financial expert” as defined by Item 401(e) of Regulation S-B under the Securities Exchange Act of 1934, but is not “independent” as that term is defined in the rules of the NASDAQ stock market.

Our board of directors has determined that Mr. Antonios Bertsos is financially sophisticated as defined by the SEC rules charter.

Mr. Antonios Bertsos will recommend the selection of independent public accountants, review the scope of approach to audit work, meet with and review the activities of our internal accountants and the independent public accountants, make recommendations to management or to the Board of Directors as to any changes to such practices and procedures deemed necessary from time to time to comply with applicable auditing rules, regulations and practices, and review all Form 20-F annual and 6-K interim reports.

Table Of Contents	93

Item 16B. Code of Ethics

The Company has not yet formally adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions because the Board had found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation, the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company and its shareholders. However, the Company recognizes the importance of formally establishing the Code of Ethics and will endeavor to adopt such Code of Ethics in the future.

Item 16C. Principal Accountant Fees and Services

As mentioned in “Item 16A. Audit Committee Financial Expert” above, our Board of Director has not yet established an Audit Committee. Instead, Mr. Antonios Bertsos acts as an “Audit Committee” for the purposes of Section 3(a) (58) of the Securities Exchange Act of 1934.

Mr. Antonios Bertsos will recommend the selection of independent public accountants, review the scope of approach to audit work, meet with and review the activities of our internal accountants and the independent public accountants, make recommendations to management or to the Board of Directors as to any changes to such practices and procedures deemed necessary from time to time to comply with applicable auditing rules, regulations and practices, and review all Form 20-F annual and 6-K interim reports.

Our Board of Directors appointed Fruci & Associates II, PLLC, as our independent accountants to audit our financial statements for the fiscal year ending December 31, 2017. Liggett & Webb P.A. were our independent accountants to audit our financial statements for the fiscal year ending December 31, 2016. Liggett & Webb P.A., were our independent accountants since July 2012.

	Fiscal Year	Fiscal Year
	2017	2016
Audit Fees	$25,000	$35,000
Audit-Related Fees	—	—
Tax Fees	3,000	2,500
All Other Fees	—	—
Total Fees	$28,000	$37,500

A description of the types of services provided in each category is as follows:

Audit Fees — Includes fees billed for professional services rendered by our principal accountant for the audit of our annual financial statements and for other services normally provided by our accountant in connection with statutory and regulation filings or engagements.

Audit-Related Fees — Includes fees billed for assurance and related services by our principal accountant that were reasonably related to the performance of the audit or review of our financial statements.

Tax Fees — Includes fees billed for professional services rendered by our principal accountant for preparation of our Federal Tax Returns.

All Other Fees — Includes fees billed for professional services provided by our principal accountant other than services reported under Audit Fees, Audit-Related Fees and Tax Fees.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases

None.

Item 16F. Changes in Registrant’s Certifying Accountant

On January 29, 2018, we dismissed Ligget & Webb P.A. (“Liggett & Webb”) as our registered independent registered accounting firm. The decision to change our independent registered public accounting firm was ratified by our Company’s board of directors.

Table Of Contents	94

Other than the disclosure of an uncertainty regarding our ability to continue as a going concern which was included in Liggett & Webb’s report on our financial statements for the years ended December 31, 2016 and December 31, 2015, Liggett & Webb’s reports on our financial statements for the years ended December 31, 2016 and December 31, 2015, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent fiscal years ended December 31, 2016 and December 31, 2015 and during the subsequent interim period from January 1, 2017 through January 29, 2018, (i) there were no disagreements with Liggett & Webb on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to Liggett & Webb’s satisfaction, would have caused Liggett & Webb to make reference to the subject matter of the disagreement in connection with its reports and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

On January 30, 2018, we engaged Fruci & Associates II, PLLC (“Fruci & Associates”) as our new independent registered public accounting firm, effective immediately, for the year ending December 31, 2017. Neither we, nor anyone on our behalf, consulted Fruci & Associates during the two most recent fiscal years and any subsequent interim period prior the engagement of Fruci & Associates regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the Company that Fruci & Associates concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event”, each as defined in Regulation S-K Item 304(a)(1)(v), respectively.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the OTC Pink listing standards.

However, we have voluntarily adopted the below practice:

• Consistent with the provisions of the Marshall Islands BCA and our bylaws, we notify our shareholders of meetings between 15 and 60 days before the meeting date. This notification contains, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate a proxy to act on their behalf (in writing or by telephonic or electronic means as approved by our board of directors from time to time).

Item 16H. Mine Safety Disclosure

Not applicable.

Table Of Contents	95

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements”.

Item 18. Financial Statements

The financial information required by this Item, together with the related reports of Fruci & Associates II, PLLC and Liggett & Webb, P.A. thereon, is filed as part of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Plan of Conversion, dated March 2016 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on March 4, 2016).
1.2	Articles of Conversion filed with the State of Nevada, dated March 2, 2016 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on March 4, 2016).
1.3	Articles of Domestication filed with the Registrar of the Republic of the Marshall Islands, dated March 2, 2016 (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on March 4, 2016).
1.4	Articles of Incorporation filed with the Registrar of the Republic of the Marshall Islands, dated March 2, 2016 (incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC on March 4, 2016).
1.5	Bylaws of Boston Carriers, Inc. filed the Registrar of the Republic of the Marshall Islands, dated March 2, 2016 (incorporated herein by reference to Exhibit 3.4 to the Current Report on Form 8-K filed with the SEC on March 4, 2016).
1.6	Articles of Amendment of Boston Carriers, Inc., filed with the Registrar of the Republic of the Marshall Islands, dated April 1, 2016 (incorporated herein by reference to Exhibit 1.6 to the 2016 Annual Report on Form 20-F filed with the SEC on May 15, 2017).
1.7	Articles of Amendment of Boston Carriers, Inc., filed with the Registrar of the Republic of the Marshall Islands, dated May 23, 2017 (incorporated herein by reference to Exhibit 3.01 to the Current Report on Form 6-K filed with the SEC on May 24, 2017).
4.1	Asset Purchase Agreement by and among Boston Carriers, Ltd. Antonios Bertsos and Integrated Inpatient Solutions, Inc., dated December 31, 2015 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 7, 2016).
4.2	Bill of Sale by and among Boston Carriers, Ltd. Antonios Bertsos and Integrated Inpatient Solutions, Inc., dated December 31, 2015 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on January 7, 2016).
4.3	Escrow Agreement by and between Boston Carriers, Inc. and Integrated Inpatient Solutions, Inc., dated December 28, 2015 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on January 7, 2016).
4.4	Share Subscription Agreement by and between Boston Carriers, Ltd. And YP Holdings, LLC, dated November 20, 2015 (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on January 7, 2016).
4.5	Consulting Agreement by and between Integrated Inpatient Solutions, Inc. and Osnah Bloom, dated January 1, 2016 (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on January 7, 2016).
4.6	Amended and Restated Securities Purchase Agreement by and between Boston Carriers, Ltd. And YP Holdings, LLC, dated June 9, 2016 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 15, 2016).
4.7	Convertible Note held by YP Holdings, LLC, dated June 9, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on June 15, 2016).
4.8	Executive Employment Agreement by and between Boston Carriers, Inc. and Antonios Bertsos, effective January 1, 2016 (incorporated herein by reference to Exhibit 4.8 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.9	Share Subscription Agreement, by and between Boston Carriers, Inc. and YP Holdings, LLC, dated April 15, 2016 (incorporated herein by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).

Table Of Contents	96

4.10	Securities Purchase Agreement, by and between Boston Carriers, Inc. and YP Holdings, LLC, dated July 1, 2016 (incorporated herein by reference to Exhibit 4.10 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.11	Convertible Note held by YP Holdings, LLC., dated July 1, 2016 (incorporated herein by reference to Exhibit 4.11 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.12	Securities Purchase Agreement, by and between Boston Carriers, Inc. and YP Holdings, LLC, dated September 20, 2016 (incorporated herein by reference to Exhibit 4.12 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.13	Convertible Note held by YP Holdings, LLC, dated September 21, 2016 (incorporated herein by reference to Exhibit 4.13 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.14	Securities Purchase Agreement, by and between Boston Carriers, Inc. and YP Holdings, LLC, dated November 17, 2016 (incorporated herein by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.15	Convertible Note held by YP Holdings, LLC, dated November 21, 2016 (incorporated herein by reference to Exhibit 4.15 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.16	Securities Purchase Agreement, by and between Boston Carriers, Inc. and Vines Financial Inc., dated July 1, 2016 (incorporated herein by reference to Exhibit 4.16 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.17	Convertible Note held by Vines Finance Inc., dated July 1, 2016 (incorporated herein by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.18	Securities Purchase Agreement, by and between Boston Carriers, Inc. and Electra Marine Consultants Ltd., dated July 19, 2016 (incorporated herein by reference to Exhibit 4.18 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.19	Convertible Note held by Electra Marine Consultants Ltd., dated July 19, 2016 (incorporated herein by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.20	Securities Purchase Agreement, by and between Boston Carriers, Inc. and Ecalp Consultants Inc., dated November 17, 2016 (incorporated herein by reference to Exhibit 4.20 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.21	Convertible Note held by Ecalp Consultants Inc., dated November 21, 2016 (incorporated herein by reference to Exhibit 4.21 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.22	Securities Purchase Agreement, by and between Boston Carriers, Inc. and Longview Properties Ltd., dated July 1, 2016 (incorporated herein by reference to Exhibit 4.22 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.23	Convertible Note held by Longview Properties Ltd., dated July 1, 2016 (incorporated herein by reference to Exhibit 4.23 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.24	Securities Purchase Agreement, by and between Boston Carriers, Inc. and Longview Properties Ltd., dated September 21, 2016 (incorporated herein by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.25	Convertible Note held by Longview Properties Ltd., dated September 21, 2016 (incorporated herein by reference to Exhibit 4.25 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.26	Securities Purchase Agreement, by and between Boston Carriers, Inc. and YP Holdings, LLC, dated March 9, 2017 (incorporated herein by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.27	Convertible Note held by YP Holdings, LLC, dated March 31, 2017 (incorporated herein by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.28	Ship Management Agreement, by and between Poseidon Navigation Corp. and Antares Shipmanagement S.A., dated November 15, 2016 (incorporated herein by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.29	Consulting Agreement, by and between Boston Carriers, Inc. and Haytarr LLC, dated June 30, 2016 (incorporated herein by reference to Exhibit 4.29 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).

Table Of Contents	97

4.30	Memorandum of Agreement, by and among Poseidon Navigation Corp, Boston Carriers, Inc. and Conquistador Shipping Corporation, dated November 28, 2016 (incorporated herein by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.31	First Preferred Liberian Ship Mortgage, by and between Poseidon Navigation Corp. and Conquistador Shipping Corporation, dated November 28, 2016 (incorporated herein by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.32	Corporate Guarantee, by and between Boston Carriers, Inc. and Conquistador Shipping Corporation, dated November 28, 2016 (incorporated herein by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.33	Assignment Agreement, by and between Poseidon Navigation Corp. and Conquistador Shipping Corporation, dated November 28, 2016 (incorporated herein by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2016 and filed with the SEC on May 15, 2017).
4.34	Convertible Note held by YP Holdings, LLC, dated June 30, 2017
4.35	Assignment and Assumption Agreement by and between YP Holdings, LLC and Yaniv Equity, LP, dated December 18, 2017 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on December 19, 2017)
4.36	Exchange Agreement, by and between Boston Carriers, Inc. and Yaniv Equity, LP, dated December 18, 2017 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on December 19, 2017)
4.37	Form of Exchange Note held by Yaniv Equity, LP, dated December 18, 2017 (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K filed with the SEC on December 19, 2017)
4.37	First Amendment to June 9, 2016 Convertible Note held by YP Holdings, LLC, dated January 23, 2017
4.38	Consulting Agreement, by and between Boston Carriers, Inc. and Haytarr LLC, dated July 1, 2017
4.39	Ship Management Agreement, by and between Poseidon Navigation Corp. and Mim Maritime Inc., dated August 29, 2017
4.40	Form of Bareboat Charter Contract, dated December 4, 2017 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC on January 10, 2018)
4.41	First Amendment to December 4, 2017 Form of Bareboat Charter Contract, dated March 7, 2018
4.42	First Amendment to November 28, 2016 Memorandum of Agreement, by and among Poseidon Navigation Corp, Boston Carriers, Inc. and Conquistador Shipping Corporation, dated March 16, 2018
8.1	Subsidiaries of Boston Carriers, Inc.
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter to Securities and Exchange Commission from Ligget & Webb P.A. dated April 20, 2018.
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2016 and 2017; (ii) Consolidated Statements of Operations for the years ended December 31, 2015, 2016 and 2017; (iii) Consolidated Statements of Stockholders’ Equity/(Deficit) for the years ended December 31, 2015, 2016 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017; and (v) Notes to Consolidated Financial Statements.

Table Of Contents	98

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Boston Carriers, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Boston Carriers, Inc. (“the Company”) as of December 31, 2017, and the related consolidated statements of operations, changes in shareholders’ equity/(deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

We have served as the Company’s auditor since 2018.

Spokane, Washington

April 20, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Boston Carriers, Inc.

(Formerly known as Integrated Inpatient Solutions, Inc.)

We have audited the accompanying consolidated balance sheet of Boston Carriers, Inc. and Subsidiaries (the “Company”) as of December 31, 2016 and the related consolidated statements of operations, changes in shareholders’ equity/(deficit) and cash flows for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above present fairly in all material respects, the financial position of Boston Carriers, Inc. and Subsidiaries as of December 31, 2016 and the results of its operations and its cash flows for the years ended December 31, 2016 and 2015, and in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 16 to the financial statements, the Company has a loss from continuing operations of $8,768,386, a working capital of $11,718,419, cash used in operations of $560,725 and an accumulated deficit of $9,649,530 at December 31, 2016. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liggett & Webb, P.A.

Certified Public Accountants

Boynton Beach, Florida

May 15, 2017

BOSTON CARRIERS, INC.
CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of December 31,
	Note	2017	2016
ASSETS
Current assets
Cash and cash equivalents		$209,663	$13,718
Restricted cash		953	1,125
Trade receivables, net		1,209	16,031
Other receivables	11	543,725	—
Inventories		168,972	160,940
Prepaid expenses		112,451	8,707
Current assets from discontinued operations	14	4,947	112,909
Total current assets		1,041,920	313,430
Non-current assets
Vessels and other fixed assets, net	4	2,960,232	3,193,575
Total non-current assets		2,960,232	3,193,575
Total assets		$4,002,152	$3,507,005

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	6	$325,226	$258,245
Accrued liabilities		99,253	54,629
Accrued stock-based compensation	12	64,000	1,700,000
Accrued interest	7, 8, 9	1,963,874	654,322
Deferred revenue		12,555	103,129
Due to related parties	8	759,415	—
Short-term debt, net of debt discount	7	910,000	1,381,989
Loan facility from related party	8	500,000	300,000
Current portion of unsecured convertible promissory notes, net of debt discount	9	3,836	5,815
Derivative liability	10	13,013,260	7,493,066
Current liabilities from discontinued operations	14	5,863	80,654
Total current liabilities		17,657,282	12,031,849
Non-current liabilities
Non-current portion of unsecured convertible promissory notes, net of debt discount	9	607,308	224,768
Total non-current liabilities		607,308	224,768
Total liabilities		18,264,590	12,256,617

Commitments and contingencies	11	—	—

Shareholders’ deficit
Preferred shares, $0.0001 par value, 5,000,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	13	—	—
Shares of Common Stock, $0.0001 par value, 45,000,000,000 shares authorized, 1,085,864,707 and 400,000 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	13	108,586	40
Additional paid-in capital		9,667,643	899,878
Accumulated deficit		(24,038,667)	(9,649,530)
Total shareholders’ deficit		(14,262,438)	(8,749,612)
Total liabilities and shareholders’ deficit		$4,002,152	$3,507,005

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON CARRIERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Note	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
REVENUES:
Revenues - Shipping related	2	$3,951,952	$2,131,793	$—
EXPENSES:
Commissions		(79,256)	(32,878)	—
Voyage expenses		(1,498,758)	(1,031,600)	—
Direct vessel operating expenses		(1,858,200)	(1,273,020)	—
Management fees	8, 11	(197,868)	(157,273)	—
General and administrative expenses		(412,723)	(414,867)	(125,022)
Stock-based compensation	12	(4,097,034)	(1,700,000)	—
Depreciation and amortization expense	4	(233,343)	(112,676)	—
		(8,377,182)	(4,722,314)	(125,022)
Operating loss from continuing operations		(4,425,230)	(2,590,521)	(125,022)
OTHER (EXPENSES)/INCOME, NET:
Interest and finance expenses	7, 8, 9	(1,896,685)	(903,976)	—
Interest income		—	42	—
Derivative expense - unsecured convertible promissory notes payable	10	(1,785,354)	(5,441,825)	—
Change in fair value of embedded derivative liability	10	(4,985,109)	452,968	—
Amortization of debt discount	7, 9	(1,358,972)	(282,572)	—
Other income/(expense), net		12,245	(2,502)	—
Total other expenses, net		(10,013,875)	(6,177,865)	—
Loss from continuing operations		(14,439,105)	(8,768,386)	(125,022)
Gain/(loss) from discontinued operations	14	49,968	(46,964)	(160,563)
Net loss		$(14,389,137)	$(8,815,350)	$(285,585)

(Loss)/gain per share of Common Stock:
Basic and diluted
Continuing operations		$(0.04)	$(46.20)	$(4.93)
Discontinued operations		$0.00	$(0.25)	$(6.32)
(Loss)/gain per share of Common Stock		$(0.04)	$(46.45)	$(11.25)

Weighted average number of shares of Common Stock:
Basic and diluted		333,156,629	189,790	25,380

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON CARRIERS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

	Note	Number of Preferred Shares	Preferred Shares	Number of Shares of Common Stock	Shares of Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity/(Deficit)
Balance at December 31, 2014		250,000	$25	31,701	$3	$1,027,045	$(548,595)	$478,478
Net loss		—	—	—	—	—	(285,585)	(285,585)
Retirement of Common Stock to treasury shares	13	—	—	(9,456)	(1)	1	—	—
Formerly existed series A Preferred shares issued for asset purchase agreement with Boston Carriers Ltd.	13	1,850,000	185	—	—	(14,592)	—	(14,407)
Capital contributed by former officer		—	—	—	—	13,808	—	13,808
Balance at December 31, 2015		2,100,000	$210	22,245	$2	$1,026,262	$(834,180)	$192,294
Net loss		—	—	—	—	—	(8,815,350)	(8,815,350)
Shares of Common Stock issued for services	13	—	—	7,255	1	61,666	—	61,667
Conversion of formerly existed Series A and formerly existed Series B Preferred shares in shares of Common Stock	13	(2,100,000)	(210)	370,500	37	173	—	—
Dividends paid (Integrated Inpatient Solutions, Inc.)	13	—	—	—	—	(188,223)	—	(188,223)
Balance at December 31, 2016		—	$—	400,000	$40	$899,878	$(9,649,530)	$(8,749,612)
Net loss		—	—	—	—	—	(14,389,137)	(14,389,137)
Shares of Common Stock issued for settlement of liabilities	13	—	—	156,538,803	15,654	3,127,623	—	3,143,277
Stock-based compensation	13	—	—	928,925,904	92,892	5,640,142	—	5,733,034
Balance at December 31, 2017		—	$—	1,085,864,707	$108,586	$9,667,643	$(24,038,667)	$(14,262,438)

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON CARRIERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	Note	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from continuing operations		$(14,439,105)	$(8,768,386)	$(125,022)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization expense	4	233,343	112,676	—
Provision for doubtful receivables		16,233	—	—
Derivative expense - unsecured convertible promissory notes payable	9, 10	1,785,354	5,441,825	—
Change in fair value of embedded derivative liability	9, 10	4,985,109	(452,968)	—
Debt conversion charge	9	383,690	—	—
Gain on equity settlement		(1,800)	—	—
Amortization of debt discount	7, 9	1,358,972	282,572	—
Cancellation loan fee from Conquistador Shipping	7	—	110,000	—
Stock-based compensation	12	4,097,034	1,700,000	—
Shares of Common Stock issued for services	13	11,340	61,667	—
Increase in:
-Trade receivables, net		(1,410)	(16,031)	—
-Other receivables		(543,725)	—	—
-Inventories		(8,032)	(160,940)	—
-Prepaid expenses		(103,744)	(8,707)	—
Increase/(decrease) in:
-Accounts payable		90,947	229,288	(3,747)
-Accrued liabilities		44,624	54,629	—
-Accrued interest		1,356,930	672,651	—
-Deferred revenue		(90,574)	103,129	—
-Due to related parties		735,450	—	—
Payments for special survey costs	4	—	(157,368)	—
Net cash used in operating activities - continuing operations		(89,364)	(795,963)	(128,769)
Net cash provided by/(used in) operating activities - discontinued operations		83,065	235,238	(256,502)
Net cash used in operating activities		(6,299)	(560,725)	(385,271)

CASH FLOWS FROM INVESTING ACTIVITIES
Vessel acquisitions	4	—	(1,157,000)	—
Cash acquired through business combination		—	—	385,628
Restricted cash		171	(1,125)	—
Net cash provided by/(used in) investing activities - continuing operations		171	(1,158,125)	385,628
Net cash movement in investing activities - discontinued operations		—	—	—
Net cash provided by/(used in) investing activities		171	(1,158,125)	385,628

CASH FLOWS FROM FINANCING ACTIVITIES
Principal repayments of short-term debt	7, 8	(500,000)	—	—
Proceeds from short-term debt	8	—	300,000	—
Proceeds from loan facility from related party	8	200,000	300,000	—
Proceeds from stock subscription liability	9	—	50,000	—
Proceeds from unsecured convertible promissory notes	9	502,000	830,000	—
Proceeds from promissory notes payable	9	—	200,000	—
Principal payments on capital lease	4	—	(166,003)	—
Dividends paid	13	—	(188,223)	—
Net cash provided by financing activities - continuing operations		202,000	1,325,774	—
Net cash provided by financing activities - discontinued operations		—	—	13,808
Net cash provided by financing activities		202,000	1,325,774	13,808
Net increase/(decrease) in cash		195,872	(393,076)	14,165
Cash and cash equivalents - beginning of period		13,791	406,867	392,702
Cash and cash equivalents - end of period		209,663	13,791	406,867
Less cash and cash equivalents - end of period - discontinued operations		—	73	21,239
Cash and cash equivalents - end of period - continuing operations		$209,663	$13,718	$385,628

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest expense		$115,087	$110,158	$—
Cash paid for income taxes		$—	$—	$—
Non-cash investing and financing activities
Purchase of vessel with capital lease		$—	$(1,850,245)	$—
Capitalized initial direct cost related to Vessel with note payable and accrued interest		$—	$(355,880)	$—
Conversion of formerly existed Series A and formerly existed Series B Preferred shares in shares of Common Stock		$—	$(210)	$—
Issuance of unsecured convertible promissory notes - conversion of promissory note, stock subscription liability and accrued interest		$—	$624,209	$—
Issuance of unsecured convertible promissory note - for stock subscription liability, net of debt discount		$—	$1,050,000	$—
Short-term debt payable for purchase of vessel, net of debt discount		$—	$970,000	$—
Issuance of 1,850,000 shares of formerly existed Series A Preferred shares to Boston Carriers Ltd. for assets acquired and liabilities assumed as follow:
- Advances for bareboat contract		$—	$—	$500,000
- Escrow account		$—	$—	$99,965
- Stock subscription liability		$—	$—	$(1,000,000)
Issuance of common shares to settle interest expense		$47,378	$—	$—
Issuance of common shares to settle convertible notes		$200,400	$—	$—
Issuance of common shares to settle stock-based compensation		$1,700,000	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS

Boston Carriers, Inc. (the “Company” or “Boston Carriers”) is an international shipping company that owns and operates one dry bulk carrier vessel. Through the Company’s wholly-owned subsidiary, Poseidon Navigation Corp., a Marshall Islands corporation, Boston Carriers owns and operates a dry bulk vessel that is able to transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. The Company’s principal executive offices are located at 18 Poseidonos Ave., Kalithea, 17674, Greece and the telephone number is +30 2130123653. The Company’s website is https://www.bostoncarriers.com. Information contained on or accessed through the Company’s website or any other website does not constitute a part of this report.

Boston Carriers, Inc. was incorporated in Florida on July 31, 2001. On September 21, 2001, the Company was acquired by PlaNet.Com, Inc., a Nevada public, non-reporting corporation. PlaNet.Com, Inc. was considered a shell at the time of acquisition. The acquisition was treated as a reverse acquisition (the acquired company is treated as the acquiring company for accounting purposes). PlaNet.Com, Inc. changed its name to Inpatient Clinical Solutions, Inc. immediately after the acquisition.

In April 2012, the Company changed its name from Inpatient Clinical Solutions, Inc. to Integrated Inpatient Solutions, Inc. In March 2013 management decided to exit the health care provider business.

On August 26, 2014, the Company entered into a Share Exchange Agreement pursuant to which the Company agreed to acquire all of the outstanding capital stock of Integrated Timeshare Solutions, Inc., a Nevada corporation (“ITS”) in exchange for newly issued shares of the Company’s common stock (the “Common Stock”). As a result of the exchange, ITS became a wholly-owned subsidiary of the Company. ITS was established on July 2, 2014 as a real estate consulting firm specializing in timeshare liquidation and mortgage relief. In November 2014 management decided to exit the timeshare business and the Company has discontinued operations of this subsidiary.

Through January 2016, the Company provided interior design services targeting budget-minded individuals. This business operated under the trade name Integrated Interior Design. The Company earned revenues from providing decorator services which were billed at hourly and per diem rates. The interior design business operated in South Florida. The business provided interior design, interior staging, accompanied shopping, paint color selection, architectural drawing and other design services.

On December 31, 2015, the Company entered into an Asset Purchase Agreement pursuant to which the Company agreed to acquire all of the assets and liabilities of Boston Carriers Ltd., a corporation organized under the laws of the Republic of the Marshall Islands in exchange for newly issued shares of the Company’s previously existing Series A Preferred shares (before the Company’s file of the Amended and Restated Articles of Incorporation on May 23, 2017, the “Series A Preferred shares”, refer to Note 13), $0.0001 par value per share (the “Exchange”), which were issued to the former sole shareholder of Boston Carriers Ltd. Included in the assets acquired was all outstanding stock in Poseidon Navigation Corp. a corporation organized under the laws of the Republic of the Marshall Islands (“Poseidon”). Accordingly, as a result of the Exchange, Poseidon became a wholly-owned subsidiary of the Company.

In connection with the execution of the Asset Purchase Agreement, the Company filed a Certificate of Designations with the Secretary of State of the State of Nevada regarding the creation of the Series A Preferred shares pursuant to which the Company issued an aggregate of 1,850,000 shares of Series A Preferred shares, which were converted into shares of Common Stock in 2016, to the former sole shareholder of Boston Carriers Ltd.

In addition, on December 31, 2015, the Company’s then-existing Directors appointed Mr. Antonios Bertsos, Mr. Harris Frangos and Mr. Fred Pier to the Company’s Board of Directors and, concurrently with the closing of the Exchange (the “Closing Date”), the Company’s former sole officer and all former directors resigned. Subsequently, the Company’s former sole officer was retained as a consultant and, pursuant to the terms of a consulting agreement, effective January 1, 2016, was issued a total of 5,255 shares of the Company’s Common Stock (refer to Note 13). Upon issuance of the Series A Preferred shares, the former sole shareholder of Boston Carriers Ltd. initially held approximately 92.5% of the Company’s issued and outstanding Common Stock, assuming the conversion of all of the Company’s outstanding Preferred shares.

Also, as a result of the Exchange, the Company assumed the liabilities of Boston Carriers Ltd., including those associated with: (1) a Share Subscription Agreement between Boston Carriers Ltd. and YP Holdings, LLC (the “Subscription Agreement”) and (2) a Bareboat Hire purchase agreement (“BBHP”) between Poseidon Navigation, Inc. and Go Skar Shipping S.A. (refer to Note 5).

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2016, the Company exited the interior design business in order to shift its strategy and focus on the maritime transportation business, which is the Company’s current business. Accordingly, the financial statements have been presented in accordance with ASC 205-20, Discontinued Operations (refer to Note 14).

On February 13, 2016, the Company took delivery of Nikiforos, a 45,693 dwt, 1996 Japanese built, drybulk vessel (the “Vessel”) pursuant to a Bareboat Charter Party agreement with Nikiforos Shipping S.A. (refer to Notes 4 and 5), the terms of which granted to the Company a purchase option of the Vessel. On December 7, 2016, the Company exercised its purchase option and acquired the Vessel. The Company’s Vessel is primarily available for charter on a spot voyage basis. Under a spot voyage charter, which generally lasts from several days to several months, the owner of a vessel agrees to provide the vessel for the transport of specific goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, for a specified total amount. All operating and specified voyage costs are paid by the owner of the vessel.

On February 29, 2016, Integrated Inpatient Solutions, Inc. agreed to file Articles of Conversion with the Nevada Secretary of State and Articles of Domestication with the Registrar of the Republic of the Marshall Islands effective March 21, 2016. Additionally, Integrated Inpatient Solutions, Inc. agreed to adopt a Plan of Conversion, whereby Integrated Inpatient Solutions, Inc. would become a Marshall Islands company effective March 2016. In connection with the Plan of Conversion, Integrated Inpatient Solutions, Inc. changed its name from Integrated Inpatient Solutions, Inc., to Boston Carriers, Inc. on March 21, 2016 and simultaneously re-domiciled to the Marshall Islands. Due to the reincorporation, the rights of the Company’s shareholders are now governed by the Business Corporations Act of the Marshall Islands, the Company’s Articles of Incorporation filed with the Registrar of the Republic of the Marshall Islands and the new bylaws, which were contemporaneously approved by the Company’s Board of Directors.

Upon effectiveness of the reincorporation, all of the Company’s issued and outstanding shares of Common Stock automatically converted into issued and outstanding shares of Common Stock of the Marshall Islands Company without any action on the part of the Company’s shareholders. In the same manner, all of the Company’s issued and outstanding preferred shares automatically converted into issued and outstanding preferred shares of the Marshall Islands Company holding identical rights as the pre-existing preferred shares without any action on the part of the Company’s shareholders. Upon filing of the Articles of Conversion, the Series B Preferred shares, totaling 1,850,000 shares, were subsequently renamed to Series A Preferred shares. The non-redeemable, convertible preferred shares totaling 250,000 shares, which were issued and outstanding as of December 31, 2015, were subsequently renamed to Series B Preferred shares (refer to Note 13). Effective as of April 4, 2016, the trading symbol for the Company’s Common Stock, which is quoted on the OTC Pink, changed from “INTP” to “BSTN”.

On June 30, 2016, the last day of Boston Carriers second quarter, the Company determined that it would qualify as a Foreign Private Issuer, as that term is defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), beginning on July 1, 2016. As a result, the Company would no longer file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, it will file its annual report on Form 20-F and reports of foreign private issuers on Form 6-K. The Company files reports on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. The Company’s SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

On May 23, 2017, a 1-for-5,000 reverse stock split of Company’s shares of Common Stock was effected. As a result, every 5,000 of the Company’s pre-reverse split shares of Common Stock were combined and reclassified into one share of the Company’s shares of Common Stock. The par value and other terms of Company’s shares of Common Stock were not affected by the reverse stock split. There can be no assurance that the Company will not undertake further reverse splits or consolidations of its shares of Common Stock subsequent to the filing of this report. With respect to the underlying shares of Common Stock associated with any derivative liabilities, according to the terms of the unsecured convertible promissory notes, as may be required by such convertible notes where applicable, the conversion and exercise prices and number of shares of Common Stock issued have been adjusted retrospectively in accordance with the 1-for-5,000 ratio for all periods presented. Due to such alteration in the Company’s share capital, numbers of shares of Common Stock, earnings per share, shares of Common Stock obtainable upon conversion or exercise of convertible notes have been adjusted retrospectively as well, where applicable, unless otherwise specified. The accompanying consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 including the notes to financial statements reflect these aforementioned alterations of share capital.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Principles of Consolidation:

The accompanying consolidated financial statements represent the consolidation of the accounts of Boston Carriers, Inc. (formerly known as Integrated Inpatient Solutions, Inc.) and its wholly-owned subsidiaries; Integrated Timeshare Solutions, Inc. and Poseidon Navigation Corp. All intercompany transactions and balances have been eliminated in consolidation. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each one.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. As of December 31, 2017, and 2016, the Company has no variable interest entities.

Certain reclassifications, including discontinued operations and reverse stock split, have been made to the prior years’ presentation to conform to current year presentation. These reclassifications had no effect on net loss.

The Company is the sole owner of all of the outstanding shares of the subsidiaries included in the consolidated financial statements, and are presented below:

Company name		Country of incorporation	Nature/ Vessel name	Statement of operations
				2017	2016	2015
1	Integrated Timeshare Solutions, Inc.	Nevada	Revoked	—	—	—
2	Poseidon Navigation Corp.	Marshall Islands	Nikiforos	1/1/2017 - 12/31/2017	1/1/2016 - 12/31/2016	12/31/2015

Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing financial performance. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company reports financial information and evaluates its operations by revenues. Management reviews operating results solely by revenue and operating results. After the decision of management to exit the health care provider business, the timeshare business and the interior design business, no reportable segments exist for the Company in continuing operations. Based on this review, the Company has determined that it operates under one reportable segment – the international shipping industry.

Segment Operating Revenue

The Company reports financial information and evaluates its revenues by industry.

During the years ended December 31, 2017, and 2016, the Company derived 100% of its revenue from continuing operations from the shipping industry. During the year ended December 31, 2015, the Company’s revenues are presented in discontinued operations. During the year ended December 31, 2017, 89% of revenues from the shipping industry were derived from three customers in the spot market of 47%, 24% and 18% of net revenue. As of December 31, 2017, accounts receivable from the shipping industry were derived from one customer. During the year ended December 31, 2016, 94% of revenues from the shipping industry were derived from three customers in the spot market of 42%, 26% and 26% of net revenue. As of December 31, 2016, accounts receivable from the shipping industry were derived from one customer.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Discontinued Operations:

The Company reports discontinued operations when the operations and cash flows of a component, have been (or will be) eliminated from the ongoing operations of the Company, and the operations and cash flows will not be replaced or the Company does not have the ability to replace the component, and the Company will not have any significant continuing involvement in the operations of the component after its disposal.

In March 2013 and in November 2014, management decided to exit the health care provider business and the timeshare business, respectively. In January 2016, the Company exited the interior design business and now conducts maritime transportation operations. The financial statements have been reclassified in order to represent these operations as discontinued operations for the all the periods of the financial statements (refer to Note 14).

Use of Estimates:

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The areas involving the most significant use of estimates include legal contingencies, deferred tax benefits, refundable income taxes, estimated realizable value of accounts receivable, fair value measurements, future dry-dock dates, the selection of useful lives for assets, the expected future cash flows from long-lived assets to support impairment tests. These estimates are based on knowledge of current events and anticipated future events. The Company adjusts these estimates each period as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted. Actual results may ultimately differ materially from those estimates.

Foreign Currency Transactions:

The functional currency of the Company is the U.S. dollar, because the Company’s Vessel operates in international shipping markets, and therefore primarily transacts business in U.S. dollars and the Company’s debt is denominated in U.S. dollars. In addition, the businesses the Company exited in the past which are reported as discontinued operations were operated in United States of America and their main currency was U.S. dollar. The Company’s accounting records are maintained in U.S. dollars. Transactions involving other currencies during a year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies than the U.S. dollar, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of operations.

Cash and Cash Equivalents:

The Company considers cash in banks and other highly liquid investments with insignificant interest rate risk and maturities of three months or less at the time of acquisition to be cash and cash equivalents. The Company maintains bank accounts in financial institutions that are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) and Eurozone. Deposits below the amount of $250,000 are covered by the FDIC insurance in United States. Deposits kept in banks operating in the Eurozone, are covered up to Euro 100,000. As of December 31, 2017, the Company does not have amounts above the FDIC insurance amount of $250,000. Deposits in excess of the Eurozone limits of Euro 100,000 totaled $70,681 at December 31, 2017. Management of the Company, considers the probability of incurring a loss deriving from the valuation of cash accounts in financial institutions that are not covered by FDIC or Eurozone, as remote.

Trade Receivables:

The amount shown as trade receivables, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. Accounts receivable involve risk, including the credit risk of non-payment by the customer. Accounts receivable are considered past due based on contractual and invoice terms. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. The determination of bad debt allowances constitutes a significant estimate. Bad debts are written off in the year in which they are identified. The allowance for doubtful accounts as of December 31, 2017 and December 31, 2016 amounted to $43,367 and $0 respectively, in relation to the shipping business.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Inventories:

Inventories, which comprise bunkers, lubricants, chemicals, provisions and paints remaining on board the vessels at year end, are valued at the lower of cost as determined using the first in-first out (FIFO) method or market value.

Vessel:

Vessel is stated at cost, less accumulated depreciation and any impairment loss. Cost consists of the contract price and delivery and acquisition expenses. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Vessel is depreciated on a straight-line basis over its estimated useful life, after considering the estimated salvage value of the Vessel. Vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per lightweight tonnage (“LWT”). Management estimates the residual value of the Company’s Vessel based on a scrap rate of $300 per LWT after considering current market trends for scrap rates and five-year average historical scrap rates of the residual values of similar, with the Company’s, vessels.

Management estimates the useful life of the Company’s Vessel to be 25 years from the date of its initial delivery from the shipyard. If regulations place limitations over the ability of the Vessel to trade, its remaining useful life would be adjusted, if necessary, at the date such regulations are adopted.

Leases:

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The Company records a vessel under capital leases as fixed asset at the lower of the present value of the minimum lease payments or the fair value of the vessel at inception of the lease. Vessels under capital leases are depreciated over the estimated remaining useful life of the vessels for capital leases which provide for transfer of title of the vessel to the Company upon expiration of the lease. Leased vessels are depreciated over the estimated remaining useful life of the vessel, for capital leases which provide for transfer of title of the vessel to the Company upon expiration of the lease.

Payments made for operating leases are expensed on a straight-line basis over the term of the lease. Office rental expense is recorded in general and administrative expenses in the consolidated statements of operations.

Accounting for Special Survey and Dry-docking Costs:

The Company’s Vessel is subject to regularly scheduled dry-docking and special survey, which are carried out every 30 and 60 months, respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such date has been determined.

Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels sold is included as part of the carrying amount of the vessel in determining the gain/(loss) on sale of the vessel. The balance is included in the vessels and other fixed assets, net.

Impairment of Long-Lived Assets and Goodwill:

Long-lived Assets

Long-lived assets and finite lived identifiable intangibles held and used by an entity are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of its long-lived assets by comparing the projected undiscounted net cash flows associated with the related long-lived asset or group of long-lived assets over their remaining estimated useful lives, against their respective carrying amounts. If the future net undiscounted cash flows from the asset group are less than the carrying values of the asset group, an impairment loss is recorded equal to the difference between the asset’s carrying value and its fair value. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable. If long-lived assets are determined to be recoverable, but the newly determined remaining estimated useful lives are shorter than originally estimated, the net book values of the long-lived assets are depreciated over the newly determined remaining estimated useful lives.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Shipping Business:

Undiscounted projected net operating cash flows are determined for each vessel and compared to the carrying value of the vessel and related carrying value of any intangibles. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel.

The significant factors and assumptions the Company used in the undiscounted projected net operating cash flow analysis included, among others, operating revenues, off-hire revenues, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on a number of factors for the remaining life of the Vessel: (a) contracted time charter rates up to the end of life of the current contract of the Vessel, (b) the most recent five-year average historical one-year time charter rates (adjusted for market conditions), (c) the Vessel’s age as well as considerations such as scheduled and unscheduled off-hire days based on historical experience and (d) the likelihood of the sale of the Vessel. Operating expense assumptions included an annual escalation factor. All estimates used and assumptions made were in accordance with the Company’s historical experience. Fair value is determined using the valuation derived from market data.

The Company performed an impairment assessment for the year ended December 31, 2017 and no impairment charge was recorded.

As of December 31, 2017, the valuation (which represents the fair market value) and the carrying value of the Vessel are as follows:

	Vessel valuation	Carrying value
M/V Nikiforos	$4,925,000	$2,960,232

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by significant deterioration in charter rates or vessel utilization over the remaining life of the Vessel, which could require the Company to record a material impairment charge in future periods.

Provisions:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management provides for a contingent loss in the financial statements if the contingency has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”), in accounting for contingencies, if the Company has determined that the reasonable estimate of the loss is a range, and there is no best estimate amount within the range, the Company will provide the lower amount of the range.

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs and when the obligations are probable and estimable.

Fair Value of Financial Instruments:

U.S. GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, restricted cash, trade receivables, deposits, accounts payable and accrued liabilities, short-term debt, unsecured convertible promissory notes payable, derivative liability, accrued stock-based compensation approximate their fair values.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item.

Revenue Recognition:

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement that the services have been rendered to the customer, the sales price is fixed or determinable, and collectability is reasonably assured.

Shipping Business

The Company generates its revenues from charterers for the charter hire of its Vessel on a worldwide scale. Vessels are chartered using either time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo. The Company does not recognize revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenues are recorded net of address commissions. Address commissions represent an amount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from time chartering is earned and recognized on a daily basis as the service is delivered.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and will be recognized on a pro rata basis as it is earned.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, as adjusted for the off-hire days that the vessel spends undergoing repairs, maintenance and upgrade work depending on the condition and specification of the vessel. For loss generating time charters, the loss is recognized in the period when such loss is determined.

A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Interior Design Business (Discontinued Operations)

The Company provided design services billed at hourly rates. The Company recognized revenue from design services when services were rendered to the customers.

Timeshare Liquidation (Discontinued Operations)

The Company earned revenue from timeshare liquidation and mortgage relief services. The Company offered services for timeshare owners that either owned their timeshare outright and for those that had a mortgage on their property, and were interested in exiting their timeshare property. The Company recognized revenue when the title has been transferred and the transaction was completed.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue:

Deferred revenue primarily relates to cash received in advance from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Commissions:

Commissions include brokerage commissions are paid by the Company to brokers and are typically based on a percentage of the charter rate. Brokerage commissions are recognized over the related charter period and are recognized as incurred.

Voyage Expenses:

Voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid bunkers, port charges, canal tolls, extra war risk insurance, cargo handling and agency fees, which are recognized as incurred.

Vessel Operating Expenses:

Vessel operating expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications. Vessel operating expenses exclude fuel cost, port charges, agency fees, canal tolls and, which are included in voyage expenses.

Repairs and Maintenance

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which it is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Management Fees:

Management fees consist of compensation paid to a ship management company for crew recruitment, technical, commercial and other various ship management services. Since August 29, 2017, the Company’s controlling shareholder also controls the management company (refer to Note 8).

Insurance Claims:

Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

General and Administrative Expenses:

General and administrative expenses include payroll and personnel related expenses for our onshore personnel, board remuneration and executive officers compensation that are not payable in shares of Common Stock, directors and officers insurance, travel expenses, communication expenses, office expenses, audit fees, legal fees, advisory fees, stock exchange fees and other related costs.

Stock-based Compensation:

The Company pays the Chief Executive Officer, Chief Financial Officer and member of Board of Directors for his annual base salary and the members of Board of Directors for their annual remunerations (in part or in whole) with Company’s Common Stock. The cost is recognized over the period during which the officer and the members of the board, are required to provide their service.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Interest and Finance Expenses:

Interest and finance expenses include interest expense and other similar charges. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced (increased) by any derivative instruments.

Income Taxes:

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”). Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

The Company’s tax returns for the years ended 2014, 2015, 2016 and 2017 remain open for audit by the Internal Revenue Service.

Marshall Islands and Liberia do not impose a tax on international shipping income in case the shipowner does not conduct any business operation in the territory of the Marshall Islands. Under the laws of Marshall Islands and Liberia, the countries of incorporation of the Company and its shipping subsidiary and the Vessel’s registration, respectively, the companies are subject to registration fees and tonnage taxes which will be included in direct vessel operating expenses in the accompanying consolidated statements of operations.

Dividends:

Dividends are recorded in the Company’s financial statements in the period in which they are declared.

Loss Per Share of Common Stock:

The Company computes loss per share of Common Stock for all periods presented based on the weighted average number of its outstanding Common Stock during the periods after giving retroactive effect to reverse stock splits. Basic losses per share of Common Stock are computed by dividing net loss available to common shareholders by the weighted average number of shares of Common Stock outstanding during the periods presented. Diluted losses per share of Common Stock are computed assuming the exercise of any dilutive securities under the treasury shares method and the related income tax effects. The Company has 374,499,079, 1,498,831 and 0 shares issuable upon conversion of convertible notes that were not included in the computation of dilutive loss per share because their inclusion is antidilutive for the years ended December 31, 2017, 2016 and 2015, respectively.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements:

In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 – Business Combinations. This ASU clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Boston Carriers has concluded that ASU 2017-01 does not have an impact on the Company.

In November 2016, the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Boston Carriers balance sheets and statement of comprehensive income. The Company has not elected early adoption.

In August 2016, the FASB issued the ASU 2016-15 – Classification of certain cash payments and cash receipts. This ASU addresses certain cash flow issues with the objective of reducing the existing diversity in practice. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. It must be applied retrospectively to all periods presented but may be applied prospectively from the earliest date practicable, if retrospective application would be impracticable. Boston Carriers does not expect that the implementation of this update will have any material impact on its financial statements. The Company has not elected early adoption.

In February 2016, the FASB issued the ASU 2016-02 – Leases (Topic 842). This ASU is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheets and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification® and creating Topic 842, Leases. This Update, along with IFRS 16, Leases, is the result of the FASB’s and the International Accounting Standards Board’s (IASB’s) efforts to meet that objective and improve financial reporting. Leasing is utilized by many entities. It is a means of gaining access to assets, of obtaining financing, and/or of reducing an entity’s exposure to the full risks of asset ownership. The prevalence of leasing, therefore, means that it is important that users of financial statements have a complete and understandable picture of an entity’s leasing activities. Previous leases accounting was criticized for failing to meet the needs of users of financial statements because it did not always provide a faithful representation of leasing transactions. In particular, it did not require lessees to recognize assets and liabilities arising from operating leases on the balance sheet. As a result, there had been long-standing requests from many users of financial statements and others to change the accounting requirements so that lessees would be required to recognize the rights and obligations resulting from leases as assets and liabilities. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Company is currently reviewing the provisions of this ASU to determine the impact of the adoption of this guidance on its results of operations, cash flows or financial condition.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In January 2016, the FASB issued the ASU 2016-01 – Financial Instruments - Overall (Subtopic 825-10). This ASU is intended to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this Update make targeted improvements to GAAP as follows: 1. Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. 2. Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. 3. Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. 4. Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. 5. Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. 6. Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. 7. Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. 8. Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently reviewing the provisions of this ASU to determine if there will be any impact on its results of operations, cash flows or financial condition.

In May 2014, the FASB issued the ASU 2014-09 – Revenue from Contracts with Customers. This ASU, as amended, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018. The Company is currently evaluating the impact of the adoption of the new revenue standard will have on the Company’s consolidated financial statements and related additional disclosures, which depends from the revenue stream of the Company in the future (voyage agreements or time charter agreements which the latter are accounted under the leases standard).

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: ACQUISITIONS

On December 31, 2015, the Company entered into an Asset Purchase Agreement pursuant to which the Company agreed to acquire all of the assets and liabilities of Boston Carriers Ltd., in exchange for newly issued shares of the Company’s previously existing Series A Preferred shares, $0.0001 par value per share, (before the Company’s file of the Amended and Restated Articles of Incorporation on May 23, 2017, the “Series A Preferred shares”, refer to Note 13) which were issued to the former sole shareholder of Boston Carriers Ltd. Included in the assets acquired was all outstanding stock in Poseidon. Accordingly, as a result of the Exchange, Poseidon became a wholly-owned subsidiary of the Company.

In connection with the execution of the Asset Purchase Agreement, the Company filed a Certificate of Designations with the Secretary of State of the State of Nevada regarding the creation of the Series A Preferred shares pursuant to which the Company issued an aggregate of 1,850,000 shares of Series A Preferred shares, which were converted into shares of Common Stock in 2016, to the former sole shareholder of Boston Carriers Ltd.

In addition, on December 31, 2015, the Company’s then existing Directors appointed Mr. Antonios Bertsos, Mr. Harris Frangos and Mr. Fred Pier to the Company’s Board of Directors and concurrently with the closing of the Exchange, the Company’s former sole officer and all former directors resigned. Subsequently, the Company’s former sole officer was retained as a consultant and, pursuant to the terms of a consulting agreement, effective January 1, 2016, was issued a total of 5,255 shares of the Company’s Common Stock (refer to Note 13) Also, the Company issued 2,000 shares of its Common Stock to a service provider in lieu of cash payment upon the filing of Form 8-K to disclose the Asset Purchase Agreement with the SEC (refer to Note 13). Upon issuance of the Series A Preferred shares, the former sole shareholder of Boston Carriers Ltd. initially held approximately 92.5% of the Company’s issued and outstanding Common Stock, assuming the conversion of all of the Company’s outstanding Preferred shares.

The Series A Preferred shares were converted into shares of Common Stock of the Company at a rate of 0.20 shares of Common Stock for each Series A Preferred share, on July 26, 2016, following the distribution by the Company of a cash dividend to the shareholders of its Common Stock of all amounts received by the Company as a refund to the Company from the United States Internal Revenue Service in connection with the Company’s 2014 federal tax return less a maximum of $20,000 which would be used solely to pay the Company’s obligation under a settlement agreement relating to a lawsuit against the Company at that time (the “Dividend”). The Series A Preferred shares were not participating shares and prior to conversion the holders thereof did not receive any dividend or other distribution from the Company and no portion of the Dividend was distributed for the benefit of the holders of Series A Preferred shares. Prior to conversion, however, the holders of Series A Preferred shares were entitled to vote on all matters on which holders of Common Stock were entitled to vote and voted as if such Series A Preferred shares had converted, provided however, that the holders of Series A Preferred shares were not entitled to vote on any matter which would amend the terms of and restrictions on the Series A Preferred shares.

Also, as a result of the Exchange, the Company assumed the liabilities of Boston Carriers Ltd., including those associated with: (1) a Share Subscription Agreement between Boston Carriers Ltd. and YP Holdings, LLC and (2) a Bareboat Hire purchase agreement between Poseidon Navigation, Inc. and Go Skar Shipping S.A. (refer to Note 5).

Pursuant to the terms of the Subscription Agreement, YP Holdings, LLC (“YP”) invested, in 2015, $1,000,000 to acquire 100 Preferred Shares of Boston Carriers Ltd. preferred Shares (the “BC Ltd Preferred Shares”) with a face value of $10,000, each of which was convertible into shares of Common Stock of Boston Carriers Ltd. (the “BC Ltd Common Shares”) as described in the Certificate of Designations with respect to the BC Ltd Preferred Shares. The terms of the Subscription Agreement required that the issuer would also issue an equal number of shares of BC Ltd Preferred Shares to YP as a commitment fee for YP to make its investment. For additional information in relation to the preferred shares, refer to Note 13. Because the Company assumed all liabilities of Boston Carriers Ltd., the Company was ultimately responsible to issue shares of the Company’s Common Stock to satisfy the terms of the Subscription Agreement. The subscription was recorded as Shares subscription liability as the BC Ltd Preferred Shares were not issued by Boston Carriers Ltd. Boston Carriers Ltd. had reached an agreement with the subscriber for the actual issuance of the shares to take place from Boston Carriers, Inc. (formerly known as Integrated Inpatient Solutions, Inc).

The purchase price is equivalent to the fair value of the assets and liabilities acquired. The excess of the purchase price over the fair value of the assets acquired was recorded in shareholders equity.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below presents, how the transaction was recorded on December 31, 2015, including the fair values of the assets acquired and liabilities assumed:

Cash	$385,628
Advances for bareboat contract	500,000
Escrow account	99,965
Total assets acquired	$985,593

Stock subscription liability	$1,000,000
Total liabilities acquired	$1,000,000

Formerly existed Series A preferred shares issued for asset purchase agreement with Boston Carriers Ltd.	$185
Purchase price differential	$(14,592)

NOTE 4: VESSELS AND OTHER FIXED ASSETS, NET

Acquisition of Vessel

On January 28, 2016, the Company signed a bareboat charter agreement (the “BBC agreement”), as amended on October 2, 2016, with Nikiforos Shipping S.A. (“the Lessor”), for the Nikiforos, a 45,693 dwt, 1996 Japanese built, drybulk vessel (refer to Note 5). Pursuant to the agreement, the Company had a purchase option to buy the Vessel at specific times during the duration of the agreement. At the conclusion of the five years, the Company would have the right to purchase the Vessel for $125. The Company concluded that it had retained substantially all of the benefits and risks associated with the Vessel and treated the transaction as financing, and classified it as a capital lease in the financial statements.

On February 13, 2016, the Company took delivery of Nikiforos and recognized Leased vessel at cost of $2,350,245 representing the present value of the minimum lease obligation (refer to Note 5). On October 2, 2016, the Company and the Lessor, agreed to terminate the January 28, 2016 bareboat charter agreement. Pursuant to this agreement, the Company agreed to purchase the Vessel from Nikiforos Shipping S.A. with a purchase price of $2,125,000 after taking into account the amount of $500,000 paid in advance on November 24, 2015 and the hires paid from the Company to the Lessor, commencing from Vessel’s delivery on February 13, 2016 up to September 9, 2016.

On December 7, 2016, the Company acquired the Vessel from the Lessor and therefore the purchase option of the Vessel, which was included in the BBC agreement is considered to have been exercised on this date. Accordingly, the Company derecognized the Leased vessel and recognized Vessel at cost of $2,773,830.

On December 7, 2016, the Company recorded the exercise of the purchase option as follows (by recording the difference between the purchase price and the carrying amount of the capital lease obligation as an adjustment to the carrying amount of the asset):

Consideration	$(2,125,000)
Leased vessel	$(2,333,072)
Capital lease obligation	$1,684,242
Vessel	$2,773,830

Initial direct expenses of $357,880 have also been capitalized and included in the Vessels and other fixed assets, net. From the said costs, $355,880 concerned consultancy services for the conclusion of the BBC agreement signed on January 28, 2016 with the Lessor. These costs are amortized for the period commencing on February 13, 2016 when the Company took delivery of the Vessel, up to the end of Vessel’s useful economic life, i.e. until January 24, 2021.

Special Survey

During 2016, the Vessel undertook scheduled special survey. Respective costs equal to $157,368 have been capitalized and included in the Vessels and other fixed assets, net. These costs are amortized over the period commencing on April 28, 2016 when special survey works were completed up to January 1, 2021, when next special survey is due.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Agreement with Conquistador Shipping Corporation

On November 28, 2016, the Company signed an agreement with Conquistador Shipping Corporation (the “Buyer”), for the sale of the Vessel in exchange for consideration equaling the amount resulting from the product of the Vessel’s net lightweight, in long tons and the price in U.S. dollars per long ton for bulk carriers as reported by the Baltic Exchange Demolition Assessment Index “B/C_Subcon” issued during the week at which the Company tender 21 days appropriate notice, less 10% total commission (9% address commission and 1% brokerage commission). Under the terms of this agreement, the Company received on December 7, 2016 $1,000,000 less $30,000 address commission. The amount of $1,000,000 bears an interest of 11% and is to be paid by the Company to the Buyer.

Pursuant to this sale agreement, the Company was expected to deliver the Vessel to the Buyer anytime between January 3, 2017 and December 18, 2017 at the Company’s option. If the Vessel was not delivered to the Buyer until December 18, 2017, then the Buyer had the option to cancel the agreement. In such case, the Company has to return the amount of $1,000,000 less any partial repayments of this amount as of the cancellation date, along with any interest due of 11% and an additional interest of 11% as cancellation fee. Further, the agreement provides that the Company has withheld all risks and rewards in relation to the Vessel until this agreement is cancelled either by the Company or the Buyer. The Company has accounted for the transaction as a loan facility from the Buyers. In addition, a first preferred mortgage has been executed and delivered by the Company in favor of the Buyer on the Vessel and the Company has assigned insurances and earnings in favor of the Buyer in case the Company becomes default in its obligations towards the Buyer, as these are described in the agreement signed on November 28, 2016. For details and update in relation to the agreement (refer to Note 7).

Movements of Vessels and Other Fixed Assets, Net

Vessels and other fixed assets, net movements as of December 31, 2017 and 2016 is as follows:

	Vessel	Leased vessel	Special survey	Capitalized initial expenses	Total
Cost
Balance at December 31, 2015	$—	$—	$—	$—	$—
Additions	2,773,830	2,350,245	157,368	357,880	5,639,323
Disposals	—	(2,350,245)	—	—	(2,350,245)
Balance at December 31, 2016	$2,773,830	$—	$157,368	$357,880	$3,289,078
Balance at December 31, 2017	$2,773,830	$—	$157,368	$357,880	$3,289,078
Accumulated depreciation and amortization
Balance at December 31, 2015	$—	$—	$—	$—	$—
Depreciation and amortization for the period	(8,732)	(17,173)	(22,836)	(63,935)	(112,676)
Disposals	—	17,173	—	—	17,173
Balance at December 31, 2016	$(8,732)	$—	$(22,836)	$(63,935)	$(95,503)
Depreciation and amortization for the period	(127,484)	—	(33,610)	(72,249)	(233,343)
Balance at December 31, 2017	$(136,216)	$—	$(56,446)	$(136,184)	$(328,846)
Vessels and other fixed assets, net - December 31, 2015	$—	$—	$—	$—	$—
Vessels and other fixed assets, net - December 31, 2016	$2,765,098	$—	$134,532	$293,945	$3,193,575
Vessels and other fixed assets, net - December 31, 2017	$2,637,614	$—	$100,922	$221,696	$2,960,232

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: CAPITAL LEASES

On November 16, 2015, the Company signed a bareboat charter agreement with Go Skar Shipping S.A. pursuant to which the Company would take delivery of a 1994 Japanese built drybulk vessel. The bareboat charter agreement was essentially a “lease to own” arrangement. The Company paid $500,000 on November 24, 2015 as a down-payment and would pay hires of $1,721.25 per day for five years commencing on the date of delivery of the said vessel. At the conclusion of the five years, the Company would have the right to purchase the vessel for $10.

Go Skar Shipping S.A. failed to deliver the vessel in accordance with the agreed terms and both parties mutually agreed to terminate the existing contract without liability to either party. The amount which the Company previously paid was transferred and credited towards a new bareboat charter agreement which was signed on January 28, 2016 with Nikiforos Shipping S.A., as amended on October 2, 2016, for the vessel Nikiforos, a 45,693 dwt, 1996 Japanese built, drybulk vessel.

Pursuant to the new agreement, on February 13, 2016, the Company took delivery of the Vessel. Under the terms of the January 28, 2016 agreement, the Company, in addition to the down payment of $500,000, would pay hires of $1,315 per day, for five years commencing on the date of delivery of the Vessel, and ending on February 13, 2021. The Company had a purchase option to buy the Vessel at specific times during the duration of the agreement. At the conclusion of the five years, the Company would have the right to purchase the Vessel for $125. The Company concluded that it had retained substantially all of the benefits and risks associated with Nikiforos and treated the transaction as financing, and classified it as a capital lease in the financial statements, by recording Leased vessel and Capital lease obligation of $2,350,245, representing the present value of the minimum lease payments.

On October 2, 2016, the Company and the Lessor, agreed to terminate the January 28, 2016 BBC agreement. Pursuant to this agreement, the Company agreed to purchase the Vessel from the Lessor with a purchase price of $2,125,000 after taking into account the amount of $500,000 paid in advance on November 24, 2015 and the hires paid from the Company to the Lessor, commencing from Vessel’s delivery on February 13, 2016 up to September 9, 2016.

On December 7, 2016, the Company acquired the Vessel from the Lessor and therefore the purchase option of the Vessel, which was included in BBC agreement, is considered to have been exercised on this date. Accordingly, the Company derecognized the Leased vessel and recognized Vessel at cost of $2,773,830.

On December 7, 2016, the Company recorded the exercise of the purchase option as follows (by recording the difference between the purchase price and the carrying amount of the capital lease obligation as an adjustment to the carrying amount of the asset):

Consideration	$(2,125,000)
Leased vessel	$(2,333,072)
Capital lease obligation	$1,684,242
Vessel	$2,773,830

NOTE 6: ACCOUNTS PAYABLE

As of December 31, 2017, and 2016, accounts payable were as follows:

	As of December 31,	As of December 31,
	2017	2016
Suppliers	$93,217	$2,237
Seamen	63,623	70,702
Insurers	6,085	21,480
Agents	52,641	16,134
Brokers	12,319	8,081
Managers	—	23,966
Other creditors	97,341	115,645
	$325,226	$258,245

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: SHORT-TERM DEBT, NET

	As of December 31, 2016	Movement	As of December 31, 2017
Acacia International Ltd	$300,000	$(300,000)	$—
Conquistador Shipping Corporation	1,000,000	(200,000)	800,000
Cancellation loan fee	110,000	—	110,000
Total short-term debt	1,410,000	(500,000)	910,000
Debt discount	(30,000)	—	(30,000)
Amortization of debt discount	1,989	28,011	30,000
Total short-term debt, net	$1,381,989	$(471,989)	$910,000

On November 16, 2016, the Company, through its subsidiary, Poseidon Navigation Corp., signed a Facility Letter with Acacia International Ltd, relating to a short-term credit facility of $300,000. The facility was payable in one balloon payment on December 18, 2016. Borrowings under this facility bore an interest rate of 10% and were due and payable on December 18, 2016. As of December 31, 2016, the Company was in default on the principal and interest payments of this facility. On June 9, 2017 and July 3, 2017, the Company fully repaid all outstanding amounts for this facility. As of December 31, 2017 and 2016, the outstanding balance of the facility was $0 and $300,000, respectively.

On November 28, 2016, the Company signed an agreement with Conquistador Shipping Corporation, for the sale of the Vessel in exchange for consideration equaling the amount resulting from the product of the Vessel’s net lightweight, in long tons and the price in U.S. dollars per long ton for bulk carriers as reported by the Baltic Exchange Demolition Assessment Index “B/C_Subcon” issued during the week at which the Company tender 21 days appropriate notice, less 10% total commission (9% address commission and 1% brokerage commission). Under the terms of this agreement, the Company received on December 7, 2016 $1,000,000 less $30,000 address commission. The amount of $1,000,000 bears an interest of 11%, payable each month and is to be paid by the Company to the Buyer. The outstanding principal balance was to be payable in 6 bi-monthly installments of $50,000, followed by a balloon payment of the remaining amount at final date (latest December 18, 2017).

Pursuant to this sale agreement, the Company was expected to deliver the Vessel to the Buyer anytime between January 3, 2017 and December 18, 2017 at the Company’s option. If the Vessel was not delivered to the Buyer until December 18, 2017, then the Buyer had the option to cancel the agreement. In such case, the Company has to return the amount of $1,000,000 less any partial repayments of this amount as of the cancellation date, along with any interest due of 11% and an additional interest of 11% as cancellation fee. Further, the agreement provides that the Company has withheld all risks and rewards in relation to the Vessel until this agreement is cancelled either by the Company or the Buyer.

The Company has accounted for $1,000,000 as a loan facility from the Buyer, has booked as debt discount the amount of $30,000 and has fully provided for the amount of $110,000 (being the cancellation fee of 11% on $1,000,000). The amount of $110,000 has been included in principal of the loan from the Buyer. Amortization of debt discount is calculated up to December 18, 2017.

A corporate guarantee is in place from Boston Carriers, Inc. In addition, a first preferred mortgage has been executed and delivered by the Company in favor of the Buyer on the Vessel and the Company has assigned insurances and earnings in favor of the Buyer in case the Company becomes default in its obligations towards the Buyer, as these are described in the agreement signed on November 28, 2016.

The facility contains certain covenants, including a minimum liquidity requirement which requires the Company to maintain a minimum balance of $250,000 beginning March 7, 2017 in order to ensure that the Company has sufficient capital to make prompt payment of trade debt of the Vessel and to limit the amount of additional debt, other than trade debt incurred in the ordinary course of business, that the Company may incurs. Pursuant to the terms of the agreement with the Buyer, the Company may undertake additional debt only after it obtains prior written consent of the Buyer. In addition, the Corporate Guarantor shall not without the prior written consent of the Buyer merge with or be absorbed or be taken over by any third party, pay dividends or make any loans, grant any credit (other than in the ordinary course of business) or give any guarantees or indemnities or assume any third party liabilities, sell, lease, transfer or otherwise dispose of, the whole or any part of its revenues or its assets. The Company was in compliance with the covenants as of December 31, 2016. During fiscal year 2017 and up to the date of this annual report, the Company defaulted certain periods on the minimum liquidity covenant within the agreement with Conquistador Shipping Corporation. As of the date of this annual report, the Company is no longer in default of the minimum liquidity covenant, however, Conquistador Shipping Corporation reserves its rights and remedies with respect to such default as provided in the agreement.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2017, the Company repaid $200,000 to Conquistador Shipping Corporation for this agreement, excluding interest payments. As of December 31, 2017, and the date of this report, the outstanding balance of the facility is $910,000, including the amount of $110,000, as described above. On March 16, 2018, the Company signed an amendment to the agreement with Conquistador Shipping Corporation and agreed the payments due December 18, 2017 to be extended until May 30, 2018.

NOTE 8: TRANSACTIONS INVOLVING RELATED PARTIES

Loan Facilities

On November 16, 2016, the Company, through its subsidiary, Poseidon Navigation Corp., signed a Facility Letter with Mr. Antonios Bertsos, the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors, relating to a short-term credit facility of $300,000. The facility was payable by the Company in one balloon payment on June 18, 2017. Borrowings under this facility bore an interest rate of 3% and were due and payable on June 18, 2017. On March 7, 2018, it was agreed the due date to be extended up to December 31, 2018. All other terms remained the same. As of December 31, 2017, and 2016, the accrued interest of the loan was $10,085 and $1,150, respectively, and are included in accrued interest in the consolidated balance sheets. As of December 31, 2017, and 2016, the outstanding balance of the loan was $300,000.

On June 6, 2017, the Company, through its subsidiary, Poseidon Navigation Corp., signed a second Facility Letter with Mr. Antonios Bertsos, relating to a short-term credit facility of $200,000. The facility is payable by the Company in one balloon payment on December 31, 2018. Borrowings under this facility bore an interest rate of 3% and are due and payable on December 31, 2018. As of December 31, 2017, the accrued interest of the loan was $3,337, and is included in accrued interest in the consolidated balance sheets. As of December 31, 2017, the outstanding balance of the loan was $200,000.

Other Transactions

	As of December 31,	As of December 31,
	2017	2016
Antonios Bertsos	$47,604	$—
Mim Maritime Inc. (Guarantee)	538,572	—
Non executive directors (Annual compensation - cash portion)	16,000	—
Mim Maritime Inc. (as Manager)	157,239	—
	$759,415	$—

As of December 31, 2017, Mr. Antonios Bertsos has provided to the Company an aggregate amount of $47,604, which is presented in the consolidated balance sheets under due to related parties and is expected to be repaid during 2018.

In December 2017, the Company was involved in an unlawful arrest of its Vessel in India by Zatrix Limited (refer to Note 11). In December 2017, the Company paid $538,572 as a guarantee to lift the arrest of the Vessel. The amount paid as guarantee of $538,572, was provided to the Company from Mim Maritime Inc. and is included in due to related parties in the consolidated balance sheets.

On March 3, 2017 Mr. William Corbett joined the Company’s Board of Directors. The annual compensation of the non-employee director will be $100,000 per annum, payable $20,000 in cash and $80,000 in restricted shares of Common Stock (refer to Note 12). No cash payment performed during 2017 and the balance is presented in the consolidated balance sheets under due to related parties and is expected to be repaid during 2018.

On August 29, 2017, the Company, through its subsidiary, Poseidon Navigation Corp., signed a ship management agreement with an affiliated company, Mim Maritime Inc. (the “Manager”), for an agreed annual management fee of $182,500. The Company’s controlling shareholder also controls the Manager. Management fees to Manager in 2017 amounted to $62,500, which are presented under management fees in the consolidated statements of operations. As of December 31, 2017, the Company owes the Manager an amount of $157,239 for payments of operating and other expenses. This amount is presented in the consolidated balance sheets under due to related parties and is expected to be repaid during 2018.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: UNSECURED CONVERTIBLE PROMISSORY NOTES, NET

Unsecured Convertible Promissory Notes	YP Holdings, LLC (Conversion Type 1)	Various Financial Institutions and Third Parties (Conversion Type 2)	Financial Institution (Conversion Type 3)	Total
Additions	$3,150,000	$1,454,209	$—	$4,604,209
Debt discount	(3,150,000)	(1,454,209)	—	(4,604,209)
Amortization of debt discount	176,380	54,203	—	230,583
Balance at December 31, 2016	$176,380	$54,203	$—	$230,583
Additions	—	502,000	—	502,000
Assignment to financial institution	(750,000)	—	750,000	—
Debt discount	—	(502,000)	(750,000)	(1,252,000)
Amortization of debt discount	1,083,164	180,674	67,123	1,330,961
Notes converted to shares of Common Stock	(160,400)	—	(40,000)	(200,400)
Balance at December 31, 2017	$349,144	$234,877	$27,123	$611,144
Current portion	$—	$—	$3,836	$3,836
Non-current portion	$349,144	$234,877	$23,287	$607,308

(1) YP Holdings, LLC (Conversion Type 1)

On December 31, 2015, the Company entered into an Asset Purchase Agreement pursuant to which the Company agreed to acquire all of the assets and liabilities of Boston Carriers Ltd., including a share subscription agreement between Boston Carriers Ltd. and YP (refer to Note 3). On June 9, 2016, the Company and YP agreed to amend and restate the share subscription agreement by entering into an amended and restated securities purchase agreement, pursuant to which, the Company agreed to issue a 10.75% unsecured convertible promissory note in the aggregate principal amount of $3,000,000, with the excess to represent original issue discount, which shall be fully charged to the Company upon the execution of the note and paid to YP as part of the outstanding principal balance as set forth in the note.

On April 15, 2016, the Company entered into a second share subscription agreement with YP, under which YP subscribed for $50,000 in convertible, redeemable preferred shares. The amount of $50,000 was received on April 27, 2016. On July 1, 2016, the Company and YP agreed to amend the second share subscription agreement by entering into a second securities purchase agreement, pursuant to which, the Company agreed to issue a second 10.75% unsecured convertible promissory note in the aggregate principal amount of $150,000, with the excess to represent original issue discount, which shall be fully charged to the Company upon the execution of the note and paid to YP as part of the outstanding principal balance as set forth in the note.

The maturity dates of the unsecured convertible promissory notes range from May 30, 2026 to July 1, 2026, when any unpaid amount of the principal and the interest liability will be paid in cash. The outstanding principal and the interest liability are payable in shares of Common Stock at holder’s option any time after the effective date and until each note’s respective maturity date.

Borrowings under the notes bear an interest rate of 10.75% per annum on the unpaid principal balances, subject to a credit risk adjustment, where, the interest rate shall adjust upward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is below $0.85 per share of Common Stock. The interest rate shall adjust downward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is $1.15 per share of Common Stock. Following this, the interest rate was adjusted accordingly and as of December 31, 2016 and 2017, is approximately 27.85%. The total remaining increase in the interest rate that could potentially affect the Company after December 31, 2017, if the credit risk adjustment will reach its highest point is 0.02% for both convertible notes.

The notes and the accrued interest are convertible into Common Stock at a conversion price of 70% of the single lowest closing bid price per share of Common Stock during the 20 trading days immediately preceding the applicable conversion date, at holder’s option, at any time and from time to time until the maturity dates. The Company recorded a debt discount of $3,150,000 for the fair value of the derivative liability and has amortized $1,083,164 and $176,380 of debt discount as of December 31, 2017 and 2016, respectively.

BOSTON CARRIERS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company identified conversion features embedded within the unsecured convertible promissory notes issued. The Company has determined that the features associated with the embedded conversion option, in the form of a ratchet provision, should be accounted for at fair value, as a derivative liability. The Company has elected to account for these instruments together with fixed conversion price instruments as derivative liabilities as the Company cannot determine if a sufficient number of shares of Common Stock would be available to settle all potential future conversion transactions. For more details, refer to Note 10 below.

The first and the second unsecured convertible promissory notes include a 9.99% and 4.99% beneficial ownership limitation blocker, which limits the issuance of additional Common Stock to the holder of the notes, if the holder beneficially owns 9.99% and 4.99% of the Company’s issued and outstanding Common Stock, at any time.

On January 23, 2017, the Company and YP, executed an amendment in the June 9, 2016 unsecured convertible promissory note to include a beneficial ownership limitation clause. In this amendment it was added that, in no event YP shall be entitled to convert any portion of the June 9, 2016 note in excess of that portion of that note upon conversion of which the sum of the number of shares of Common Stock beneficially owned by YP and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of this note and other notes with YP or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and the number of shares of Common Stock issuable upon the conversion of the portion of that note with respect to which the determination of this proviso is being made, would result in beneficial ownership by YP and its affiliates of more than 4.99% of the outstanding shares of Common Stock.

The securities purchase agreements and the unsecured convertible promissory notes contain certain covenants, including, among others, that the Company shall timely file all reports required to be filed with the SEC, will maintain and preserve all of its properties which are necessary in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any forfeiture or material loss thereof or thereunder. In addition, so long as any portion of the notes remains outstanding, the Company shall take all actions necessary to at all times have authorized and reserved for the purpose of issuance of: (a) the first unsecured convertible promissory note, a number of shares of Common Stock equal to thrice the number of shares of Common Stock sufficient to immediately issue all shares of Common Stock potentially issuable upon any conversion of the note at such time and (b) the second unsecured convertible promissory note, no less than 100% of the maximum number of conversion shares of Common Stock initially issuable upon conversion of the note.

As of December 31, 2016, no portion of any of these notes was converted. During the year ended December 31, 2017, the Company issued 151,031,278 shares of Common Stock for the partial conversion of the YP unsecured convertible promissory note dated June 9, 2016. With the issuance of the Common Stock was converted an aggregate of $160,400 and $41,378 from the unsecured convertible promissory note and its interest liability, respectively. As an inducement to convert, the Company provided make-whole interest for 2017 debt conversions. Make-whole interest was settled through issuance of shares of Common Stock on the date of conversion. This resulted in debt conversion charge of $383,690 in 2017, and is included in interest and finance expenses in the consolidated statements of operations.

On December 18, 2017, YP and a third party financial institution (the “Assignee”) signed an agreement for the assignment from YP and the assumption by the Assignee of all YP’s rights with respect to $750,000 of the principal (but excluding any accrued and unpaid interest thereon) under the first unsecured convertible note issued by the Company on June 9, 2016. At the same time the Company entered into an exchange agreement with the Assignee, pursuant to which agreed with the Assignee to exchange the $750,000 old note for a newly issued unsecured convertible promissory note in the principal amount of $750,000. For further details, refer to (3) Unsecured Convertible Note to Financial Institution (Conversion Type 3) below.

The movements and the balance of the notes are reflected in the table above.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2) Unsecured Convertible Promissory Notes to Various Financial Institutions and Third Parties (Conversion Type 2)

From July 1, 2016 to November 18, 2016, the Company entered into seven securities purchase agreements, with four financial institutions (including YP for the amount of $280,000) and a service provider, pursuant to which, the Company agreed to issue seven 10.75% unsecured convertible promissory notes in the aggregate principal amounts of $1,454,209. The five unsecured convertible promissory notes were issued in relation to the receipt of their respective aggregate agreed amounts of $830,000, whereas the remaining two were issued to replace two promissory notes issued to third parties for the amounts of $250,000 (as assigned and including $50,000 original issue discount at inception date and any unpaid interests up to that date amounting to $5,833) and $355,880 (for consulting services rendered to the Company and including any unpaid interests up to that date amounting to $12,496). The two promissory notes, bore an interest rate of 8% per annum and had maturity date June 30, 2016 and May 30, 2016, respectively.

On March 9, 2017, the Company entered into a securities purchase agreement with YP Holdings, LLC, pursuant to which, the Company agreed to issue 10.75% unsecured convertible promissory notes for an aggregate principal amount up to $5,000,000 within the next 3 years. During 2017, the Company received an aggregate amount of $502,000 in relation to the securities purchase agreement.

The maturity dates of the unsecured convertible promissory notes issued in 2016 range from May 30, 2026 to November 22, 2026 and for the unsecured convertible promissory notes issued in 2017 on March 31, 2027, when any unpaid amount of the principal and the interest liability will be paid in cash. The outstanding principal and the interest liability are payable in shares of Common Stock at holder’s option any time after the effective date and until each note’s respective maturity date.

Borrowings under the notes bear an interest rate of 10.75% per annum on the unpaid principal balances, subject to a credit risk adjustment, where for the notes issued during 2016, the interest rate shall adjust upward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is below $0.85 per share of Common Stock. The interest rate shall adjust downward by 98.45 basis points for each amount, if any, equal to $0.05, or any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is $1.15 per share of Common Stock. For the notes issued during 2017, the interest rate shall adjust upward by 98.45 basis points for each amount, if any, equal to $0.05, and not on any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is below $0.85 per share of Common Stock. The interest rate shall adjust downward by 98.45 basis points for each amount, if any, equal to $0.05, and not on any portion thereof that the volume weighted average price of the shares of Common Stock on any trading day during the duration of the notes is $1.15 per share of Common Stock. Following this, the interest rate was adjusted accordingly and as of December 31, 2016 and 2017, is approximately 27.85%. The total remaining increase in the interest rate that could potentially affect the Company after December 31, 2017, if the credit risk adjustment will reach its highest point is 0.02% for both convertible notes.

The notes and the accrued interest are convertible into Common Stock at a conversion price of 70% of the single lowest closing bid price per share of Common Stock during the period beginning 30 trading days prior to the date of each conversion notice, and ending 30 trading days after the later of, such date or when all applicable shares of Common Stock have actually been received by the holder, at holder’s option, at any time and from time to time until the maturity dates. The Company recorded a debt discount of $1,454,209 for the fair value of the derivative liability and has amortized $54,203 of debt discount as of December 31, 2016. As of December 31, 2017, the Company recorded additional debt discount of $502,000 for the fair value of the derivative liability and has amortized $180,674 of debt discount.

The Company identified conversion features embedded within the unsecured convertible promissory notes issued. The Company has determined that the features associated with the embedded conversion option, in the form of a ratchet provision, should be accounted for at fair value, as a derivative liability. The Company has elected to account for these instruments together with fixed conversion price instruments as derivative liabilities as the Company cannot determine if a sufficient number of shares of Common Stock would be available to settle all potential future conversion transactions. For more details, refer to Note 10 below.

The unsecured convertible promissory notes include a 4.99% beneficial ownership limitation blocker, which limits the issuance of additional Common Stock to the holders of the notes, if each holder beneficially owns 4.99% of the Company’s issued and outstanding Common Stock, at any time.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The securities purchase agreements and the unsecured convertible promissory notes contain certain covenants, including, among others, that the Company shall timely file all reports required to be filed with the SEC, will maintain and preserve all of its properties which are necessary in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any forfeiture or material loss thereof or thereunder. In addition, so long as any portion of the notes remains outstanding, the Company shall take all actions necessary to at all times have authorized and reserved for the purpose of issuance, no less than 100% of the maximum number of conversion shares of Common Stock initially issuable upon conversion of the notes.

As of December 31, 2017, and 2016, no portion of any of these notes was converted. The movements and the balance of the notes are reflected in the table above.

(3) Unsecured Convertible Note to Financial Institution (Conversion Type 3)

As discussed in (1) YP Holdings, LLC (Conversion Type 1) above, on December 18, 2017, YP and the Assignee signed an agreement for the assignment from YP and the assumption from the third party of all YP’s rights with respect to $750,000 of the principal (but excluding any accrued and unpaid interest thereon) under the first unsecured convertible note issued by the Company on June 9, 2016. As a result, at the same time the Company signed an exchange agreement with the Assignee, where among others agreed, that the Assignee will exchange the $750,000 old note assumed from YP for a newly issued unsecured convertible note in the principal amount of $750,000.

The maturity date of the unsecured convertible note is December 17, 2018, when any unpaid amount of the principal and the interest liability will be paid in cash. The outstanding principal and the interest liability are payable in shares of Common Stock at holder’s option any time after the effective date and until the maturity date.

The Company shall pay interest to the holder on the aggregate unconverted and then outstanding principal amount of this note at the rate of 15% per annum, fully paid at day one, payable on each conversion date and on the maturity date in cash or, at the Company’ s option, in shares of Common Stock or a combination thereof. In case of prepayment by the Company earlier than December 17, 2018, the Company shall make payment to the holder an amount in cash, or subject to the beneficial ownership limitation then outstanding principal amount of this note being prepaid and accrued interest thereon multiplied by 140%.

The note and the accrued interest are convertible into Common Stock at a conversion price which will be the lesser of: (i) the lowest daily volume weighted average price (“VWAP”) of the Common Stock, discounted at a rate of 25%, for the ten trading days prior to but not including the date upon which the holder delivers the notice of conversion, and (ii) $0.03 per share (as may be adjusted for stock splits, stock dividends, subdivisions or combinations of, or similar transactions in, the Common Stock. The Company recorded a debt discount of $750,000 for the fair value of the derivative liability and has amortized $67,123 of debt discount as of December 31, 2017.

The Company identified conversion features embedded within the unsecured convertible note issued. The Company has determined that the features associated with the embedded conversion option, in the form of a ratchet provision, should be accounted for at fair value, as a derivative liability. The Company has elected to account for these instruments together with fixed conversion price instruments as derivative liabilities as the Company cannot determine if a sufficient number of shares of Common Stock would be available to settle all potential future conversion transactions. For more details, refer to Note 10 below.

The unsecured convertible note includes a 4.99% beneficial ownership limitation blocker, which limits the issuance of additional Common Stock to the holder of the note, if the holder beneficially owns 4.99% of the Company’s issued and outstanding Common Stock, at any time.

The unsecured convertible note contains certain covenants, including, among others, that (i) the Company shall timely file all reports required to be filed with the SEC; (ii) will not occur any levy upon or seizure or attachment outside of normal course of business which will be undisputed by the Company which will cause any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $1,500,000 per vessel (this amount to be multiplied by the number of vessels the Company operates at the time of such levy, seizure or attachment), and any such levy, seizure or attachment shall not be set aside, bonded or discharged within thirty (30) days after the date thereof; (iii) the Company or any significant subsidiary shall not default or fail to rectify such default within (3) months on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; (iv) so long as any portion of the note remains outstanding, the Company shall take all actions necessary to at all times have authorized and reserved for the purpose of issuance, no less than 300% of the maximum number of conversion shares of Common Stock issuable upon conversion of the principal amount of the note.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 20, 2017, the Company issued 4,906,667 shares of Common Stock for the partial conversion of the unsecured convertible note. With the issuance of the Common Stock was converted an aggregate of $40,000 and $6,000 from the unsecured convertible note and its interest liability, respectively.

The movements and the balance of the note are reflected in the table above.

During the period from January 1, 2018 until the date of this report, the Company issued 13,813,814 shares of Common Stock for the partial conversion of the unsecured convertible note dated December 18, 2017. With the issuance of the Common Stock was converted an aggregate of $100,000 and $15,000 from the unsecured convertible note and its interest liability, respectively.

The amounts shown as interest and finance costs in the consolidated statements of operations include the following:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2016	2015
Interest expense	$1,472,017	$782,809	$—
Cancellation fee	—	110,000	—
Debt conversion charge	383,690	—	—
Other interest and finance costs, net	40,978	11,167	—
Interest and finance expenses	$1,896,685	$903,976	$—

The payments required at maturity under the Company’s outstanding debt as of December 31, 2017 are as follows:

2018	$2,120,000
2019	—
2020	—
2021	—
Thereafter	4,195,809
Total	$6,315,809

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

The principal financial assets of the Company consist of cash and cash equivalents and restricted cash. The principal financial liabilities of the Company consist of short-term debt, unsecured convertible promissory notes, derivative liability and accrued stock-based compensation.

Fair Value of Financial Instruments

Financial instruments are stated at their fair values. The carrying amounts of the following financial instruments approximate their fair values due to their relatively short maturities: cash and cash equivalents and restricted cash. The fair values of short-term debt, unsecured convertible promissory notes, derivative liability and accrued stock-based compensation are estimated by taking into consideration the Company’s creditworthiness and the market value of the underlying mortgage assets.

The estimated fair values of the Company’s financial instruments were as follow:

	Book Value	Fair Value	Book Value	Fair Value
	December 31, 2017		December 31, 2016
Assets
Cash and cash equivalents	$209,663	$209,663	$13,718	$13,718
Restricted cash	$953	$953	$1,125	$1,125
Liabilities
Current portion of debt	$1,410,000	$1,410,000	$1,681,989	$1,681,989
Current and non-current portion of unsecured convertible promissory notes, net	$611,144	$611,144	$230,583	$230,583
Derivative liability	$13,013,260	$13,013,260	$7,493,066	$7,493,066
Accrued stock-based compensation	$64,000	$64,000	$1,700,000	$1,700,000

Derivative Liabilities

The Company identified conversion features embedded within the unsecured convertible promissory notes issued and their accrued interest (refer to Note 9). The Company has determined that the features associated with the embedded conversion option, in the form of a ratchet provision, should be accounted for at fair value, as a derivative liability. The Company has elected to account for these instruments together with fixed conversion price instruments as derivative liabilities as the Company cannot determine if a sufficient number of shares of Common Stock would be available to settle all potential future conversion transactions.

The fair value of the conversion feature is summarized as follows:

Derivative Liability	Allocated to Debt Discount	Movement	Balance at December 31, 2016	Allocated to Debt Discount	Movement	Balance at December 31, 2017
YP Holdings, LLC (Conversion type 1)	$3,150,000	$2,049,875	$5,199,875	$(910,400)	$2,557,718	$6,847,193
Various financial institutions and third parties (Conversion type 2)	1,454,209	838,982	$2,293,191	502,000	2,269,154	$5,064,345
Financial institution (Conversion type 3)	—	—	—	710,000	391,722	1,101,722
Total	$4,604,209	$2,888,857	$7,493,066	$301,600	$5,218,594	$13,013,260

Derivative Expense	Day One Loss	(Gain)/Loss in Change in Fair Value of Embedded Derivative Liability	Ending Balance
YP Holdings, LLC (Conversion type 1)	$4,471,289	$(321,410)	$4,149,879
Various financial institutions and third parties (Conversion type 2)	970,536	(131,558)	838,978
Year ended December 31, 2016	$5,441,825	$(452,968)	$4,988,857
YP Holdings, LLC (Conversion type 1)	$—	$4,114,627	$4,114,627
Various financial institutions and third parties (Conversion type 2)	870,813	1,398,341	2,269,154
Financial institution (Conversion type 3)	914,541	(527,859)	386,682
Year ended December 31, 2017	$1,785,354	$4,985,109	$6,770,463

The Company recorded a day one derivative expense and a gain in change in fair value of embedded derivative liability of $5,441,825 and $452,968, respectively, for the year ended December 31, 2016. The Company recorded a day one derivative expense and a loss in a change in fair value of embedded derivative liability of $1,785,354 and $4,985,109, respectively, for the year ended December 31, 2017.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the derivative liability was estimated using the Income Approach and the Black Scholes option pricing model. The maturity dates of the unsecured convertible promissory notes range from December 17, 2018 to March 31, 2027. The fair value at the commitment and re-measurement dates for the Company’s derivative liabilities were based upon the following management assumptions:

Year ended December 31, 2017	Commitment Date	Re-measurement Date	Year ended December 31, 2016	Commitment Date	Re-measurement Date
Expected dividends:	0%	0%	Expected dividends:	0%	0%
Expected volatility:	246.51% - 368.52%	367.11%	Expected volatility:	250.12%	250.12%
Expected term:	1 - 9 Years	1 - 9 Years	Expected term:	10 Year	10 Year
Risk free interest rate:	2.31% - 2.62%	2.40%	Risk free interest rate:	1.46% - 2.33%	2.45%

Share Settled True-up Clauses

During 2017 and 2016, in connection with the executive employment agreement and the annual compensations of the non-employee directors (refer to Note 12), the Company granted certain share true-up clauses. Pursuant to the share true-up clauses, the Company may issue additional shares of Common Stock (“True-up shares”), so that during the true-up period the aggregate value of the said shares of Common Stock be always maintained at a minimum as the aggregate value of the agreed amount less any collected amounts after the sale of the issued shares of Common Stock by each individual. Because of these terms, the true-up clauses have been accounted for pursuant to ASC 480, which states that separate financial instruments that are settled through the issuance of a variable number of shares should be accounted for as liabilities at fair value, with changes in fair value recorded to earnings. The Company measures the initial fair value of these liabilities based on the amount originally due pursuant to the agreement. The accounting for the original issuance of shares of Common Stock was an increase in shares of Common Stock and additional paid-in capital and a decrease in the original liability. Quarterly, the Company measures its obligation to issue additional True-up shares according to the true-up clauses and records a liability if required. Once True-up shares are issued, this is recorded first as a reduction to the liability and any excess valuation as additional stock-based compensation expense. When the Company receives notification of cash proceeds less than the settlement value, the amount of the cash proceeds received by the counterparty are recorded as a reduction in the liability and is treated as a gain. Upon expiration of the true-up clauses or the satisfaction through sale of shares issued by the counterparty, any remaining liability will be treated as a gain (or netted against stock-based compensation expense). As of December 31, 2017, the Company was not required to issue additional True-up shares and as a result, no additional liability was booked. During the year ended December 31, 2017, an additional aggregate net expense of $2,454,130 was recorded in relation to the issuance of shares of Common Stock, the True-up shares and the effect of the resignations of two of the members of Board of Directors (refer to Note 12).

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level 1: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Inputs that are unobservable.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the fair value of Company’s financial instruments and are categorized using the fair value hierarchy:

	Total	Level 1	Level 2	Level 3
December 31, 2017
Assets
Cash and cash equivalents	$209,663	$209,663	$—	$—
Restricted cash	$953	$953	$—	$—
Liabilities
Current portion of debt	$1,410,000	$—	$1,410,000	$—
Current and non-current portion of unsecured convertible promissory notes, net	$611,144	$—	$611,144	$—
Derivative liability	$13,013,260	$—	$—	$13,013,260
Accrued stock-based compensation	$64,000	$—	$64,000	$—
December 31, 2016
Assets
Cash and cash equivalents	$13,718	$13,718	$—	$—
Restricted cash	$1,125	$1,125	$—	$—
Liabilities
Current portion of debt	$1,681,989	$—	$1,681,989	$—
Current and non-current portion of unsecured convertible promissory notes, net	$230,583	$—	$230,583	$—
Derivative liability	$7,493,066	$—	$—	$7,493,066
Accrued stock-based compensation	$1,700,000	$—	$1,700,000	$—

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices, evaluation of the estimated fair market values for the Vessel, which is pledged under the debt, as well as taking into account the Company’s creditworthiness. The fair value of the derivative liability was estimated using the Black Scholes option pricing model for the years ended December 31, 2016 and 2017. The fair value at the measurement date is equal to the carrying value on the balance sheet.

Interest Rate Risk

Interest rate risk arises on borrowings. Considering its financial position, the Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the short-term debt and the unsecured convertible promissory notes are disclosed in Notes 7, 8 and 9.

Concentration of Credit Risk

The Company believes that no significant credit risk exists with respect to the Company’s cash due to the spread of this risk among various different banks. Credit risk with respect to trade accounts receivable is reduced by the Company by chartering the Vessel to established charterers.

Cash deposits in excess of amounts covered by FDIC or Eurozone - provided insurance are exposed to loss in the event of non-performance by financial institutions. Management of the Company, considers the probability of incurring a loss deriving from the valuation of cash accounts in financial institutions that are not covered by FDIC or Eurozone, as remote. As of December 31, 2017, the Company does not have amounts above the FDIC insurance amount of $250,000. Deposits in excess of the Eurozone limits of Euro 100,000 totaled $70,681 at December 31, 2017. As of December 31, 2016, the Company did not maintain cash deposits in excess of the provided insurance limits.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11: COMMITMENTS AND CONTINGENCIES

Commitments

In August 2014, the Company entered into a one year office lease agreement, with a commencement date on June 1, 2014 and expiring date on May 31, 2015. After May 31, 2015, the office space was being occupied on a month to month basis up to May 31, 2016. The monthly rent was $477 (including tax) per month. Total rent expense in relation to the aforementioned office space occupation for the years ended December 31, 2016 and 2015 was $2,385 and $4,770, respectively and is included in continuing operations. During the period from September 2016 until June 2017, the Company maintained offices in Athens, Greece, subject to a monthly renewal basis and paid Euro 1,400 per month. Since July 2017, the shipmanagement company of the Vessel provides office accommodation to the Company on a cost free basis.

On August 26, 2014, the Company entered into an employment agreement with Osnah Bloom, the Company’s former Chief Executive Officer and former principal shareholder. The agreement was for a period of two years unless renewed or extended by both parties. The agreement provided for an annual base salary of $80,000. Osnah Bloom was also eligible for a bonus payment based on the gross revenue achieved by the Company at the end of each twelve-month period following commencement of this agreement. The bonuses ranged from $40,000 to $100,000 for gross revenues ranging from $3,750,000 to $7,500,000 and over $7,500,000. As of December 31, 2015, the Company did not reach the targeted gross revenues. Therefore, Osnah Bloom did not receive any bonuses in 2015. This employment agreement was subsequently terminated and replaced by a consulting agreement effective January 1, 2016, which was voluntarily terminated on April 30, 2016. The monthly consulting fee was $6,250. On January 1, 2016, and as part of this consulting agreement, the Company issued 5,255 shares of Common Stock to the former CEO with a fair value of $44,667.

On August 22, 2016, the Company entered into an executive employment agreement with Mr. Antonios Bertsos, the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors. Upon the occurrence of a change of control as defined in the executive employment agreement with Mr. Antonios Bertsos, the Company shall pay to Mr. Antonios Bertsos a lump sum cash amount equal to twenty times the sum of his then-current base salary and pro rata portion of any annual bonus, if any, in U.S. dollars, within 30 days following the effectiveness of the termination. Mr. Antonios Bertsos’ current base salary is $1,500,000 (refer to Note 12).

During 2016, the Company engaged two unaffiliated third party companies, to provide to its Vessel certain ship management services. The first ship management company was Marine Spirit (Management) S.A. (the “Marine Spirit”), an affiliated company of Nikiforos Shipping S.A., the Lessor under the Bareboat Charter agreement signed on January 28, 2016 (refer to Note 5). Total management fees to Marine Spirit from February 13, 2016 (the date of the delivery of the Vessel) up to December 7, 2016 (the date of the acquisition of the Vessel), were $144,773 and are included in management fees in the accompanying consolidated statements of operations. In addition, upon acquisition of the Vessel the company signed a ship management agreement with another unaffiliated company, Antares Shipmanagement S.A., which was terminated on August 29, 2017. The agreed annual management fee with Antares Shipmanagement S.A. was $182,500 ($500 per day).

On August 29, 2017, the Company, through its subsidiary, Poseidon Navigation Corp., signed a ship management agreement with an affiliated company, Mim Maritime Inc. (the “Manager”), for an agreed annual management fee of $182,500. The Company’s controlling shareholder also controls the Manager. Management fees to Manager in 2017 amounted to $62,500, which are presented under management fees in the consolidated statements of operations (refer to Note 8).

In December 2017, the Company entered into a contract to acquire a 45,950 dwt, 1996 built, drybulk vessel. Pursuant to the contract, the Company will provide a down payment of $500,000 together with the issuance of 10,000,000 shares of Common Stock, subject to restriction for four years, at a price of $0.05 per share prior to delivery of the vessel and $2,191 per day for five years commencing on the date of delivery of the said vessel. At the conclusion of the five years, the vessel will be fully owned by the Company without any further payment. The vessel has not yet been delivered to the Company. On March 7, 2018, the cancellation date for delivery was extended from April 4, 2018, to July 30, 2018.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contingencies

In November 2014, the Company had a dispute with a former officer and shareholder. In March 2015, the Company entered into a settlement agreement with the former officer and shareholder. Under the terms of the agreement, the Company agreed to pay $19,250 and forgive the $5,000 note receivable paid to the former officer and shareholder. The former officer and shareholder agreed to relinquish his interest in the Company, including 4,260 shares of the Company’s Common Stock. As of December 31, 2015, the Company paid $19,250 to the former officer and shareholder and the shares of Common Stock ownership returned to the Company.

In December 2017, the Company was involved in an unlawful arrest of its Vessel in India by Zatrix Limited (“Zatrix”), an entity controlled by a 26% shareholder of the former owner of its Vessel, Nikiforos Shipping S.A. (the “Former Owner”). Zatrix alleged it previously made a shareholder’s loan to the Former Owner, and that such loan is attached to the Vessel after the sale. However, Zatrix previously consented to the sale of the Vessel free and clear of debts, liens or legal claims as per the terms of the sale agreement. In December 2017, the Company paid $538,572 as a guaranty to lift the arrest of the Vessel. The case was heard by the Indian courts in April 9, 2018, where it was ordered by the court the release of the security back to the Company. However, as of the date of this report, the suit still remains open and the Company will appeal for the case to be fully closed. No other provision for a receivable amount has been recognized yet, except the guarantee amount of $538,572 which is included in other receivables in the consolidated balance sheets. The amount paid as guarantee of $538,572, was provided to the Company from Mim Maritime Inc. and is included in due to related parties in the consolidated balance sheets (refer to Note 8).

The Company is currently not aware of any other such legal proceedings or claims that believes they will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results except for the items described above. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: STOCK-BASED COMPENSATION

Company’s Chief Executive Officer, Chief Financial Officer and Member of Board of Directors

On August 22, 2016, the Company entered into an executive employment agreement with Mr. Antonios Bertsos, the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors. Pursuant to the terms of the executive employment agreement, Mr. Antonios Bertsos will be entitled to receive, beginning January 1, 2016 through December 31, 2026 (unless earlier terminated) (and shall be automatically renewed for successive one year periods unless either party provides written notice of intention not to renew this agreement), an annual base salary of $1,500,000, subject to annual review by the Board of Directors, payable in restricted shares of the Company’s Common Stock. Any shares of Common Stock issued in connection to the base salary or the annual bonus will be subject to 48 month lock-up restriction beginning on the date of issuance. The base salary shall be paid to Mr. Antonios Bertsos before April 30 of each year in advance. In addition, beginning in 2017 and during each fiscal year of the employment period, Mr. Antonios Bertsos shall be eligible to earn an annual bonus, upon achievement of agreed-upon factors subject to determination by the Board of Directors, no later than 60 days following the start of each performance period. The annual bonus shall be payable in restricted shares of the Company’s Common Stock. There was no such bonus agreed to for 2017 and 2018.

The number of the restricted shares of Common Stock to be issued shall be calculated by dividing the base salary and the annual bonus by the average closing price of the Company’s Common Stock for the last ten trading days prior to the date the restricted shares of Common Stock are issued. At the end of every quarter and for five years thereafter, additional restricted shares of Common Stock (“True-up shares”) may be issued by dividing the base salary and the annual bonus by the average closing price of the last ten trading days preceding the date the additional restricted shares of Common Stock are issued and then deducting from that number of restricted shares of Common Stock any initial restricted shares of Common Stock or additional restricted shares of Common Stock previously issued in relation to the payment of the corresponding year’s base salary and the annual bonus, so that during the true-up period the aggregate value of the said shares of Common Stock be always maintained at a minimum as the aggregate value of the agreed amount less any collected amounts after the sale of the issued shares of Common Stock by the individual.

Upon the occurrence of a change of control as defined in the executive employment agreement with Mr. Antonios Bertsos, the Company shall pay or provide to Mr. Antonios Bertsos any earned but unpaid base salary, reimbursement of any and all reasonable expenses paid or incurred by Mr. Antonios Bertsos in connection with and related to the performance of his duties and responsibilities for the Company during the period ending on the termination date and any accrued but unused vacation time through the termination date in accordance with the Company policy. In addition, the Company shall pay to Mr. Antonios Bertsos a lump sum cash amount equal to twenty times the sum of his then-current base salary and pro rata portion of any annual bonus, if any, in U.S. dollars, within 30 days following the effectiveness of the termination.

During the years ended December 31, 2017 and 2016, the Company recognized for Mr. Antonios Bertsos total stock-based compensation cost of $1,500,000 and $1,500,000, respectively.

Because of the true-up clauses, the executive employment agreement represents freestanding financial instrument that meets the criteria of ASC 480 to be accounted for as variable share settled debt (refer to Share Settled True-up Clauses in Note 10).

As of December 31, 2017, and 2016, 928,792,570 and 0 shares of Common Stock were issued, respectively, in relation to the employment agreement. Upon agreement with Mr. Antonios Bertsos, any additional True-up shares were to be issued for his 2016 and 2017 salary during 2017, were not issued. However, he reserves he rights and if any additional True-up shares may be needed to be issued according to the terms of his executive employment agreement, these will be issued according to future quarter evaluations. In addition, it was agreed that any shares to be issued for his 2018 annual base salary will be issued after July 2018.

Non-executive Directors

On March 3, 2017 Mr. William Corbett joined the Company’s Board of Directors. The annual compensation of the non-employee director will be $100,000 per annum, payable $20,000 in cash and $80,000 in restricted shares of Common Stock. Any shares of Common Stock issued in connection to the annual compensation will be subject to 48 month lock-up restriction beginning on the date of issuance.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The number of restricted shares of Common Stock to be issued shall be calculated by dividing the annual compensation payable in shares of Common Stock, by the average closing price of the Company’s Common Stock for the last ten trading days prior to the date the restricted shares of Common Stock are issued. The restricted shares of Common Stock will be issued on a quarterly basis in arrears. At the end of every quarter and for five years thereafter, additional restricted shares of Common Stock may be issued by dividing the annual compensation payable in shares of Common Stock by the average closing price of the last ten trading days preceding the date that these additional restricted shares of Common Stock are issued and then deducting from that number the restricted shares of Common Stock previously issued for the annual compensation payable in shares of Common Stock, so that during the true-up period the aggregate value of the said shares of Common Stock be always maintained at a minimum as the aggregate value of the agreed amount less any collected amounts after the sale of the issued shares of Common Stock by the individual.

During the years ended December 31, 2017, the Company recognized for the annual compensation of the non-employee director a total stock-based compensation cost of $64,000.

Because of the true-up clauses, the annual compensation of the non-employee director represents freestanding financial instrument that meets the criteria of ASC 480 to be accounted for as variable share settled debt (refer to Share Settled True-up Clauses in Note 10).

Upon agreement with Mr. Corbett, any shares of Common Stock were to be issued for his 2017 compensation during 2017, were not issued and these shares of Common Stock will be issued after July 2018. In addition, it was agreed that any shares to be issued for his 2018 annual base salary will be issued after July 2018.

On February 14, 2017 and August 31, 2017, Mr. Harris Frangos and Mr. Fred Pier resigned from the Company’s Board of Directors for personal reasons.

The annual compensation of the two non-employee directors was $100,000 per annum, payable in restricted shares of Common Stock. Any shares of Common Stock issued in connection to the annual compensation would be subject to 48 month lock-up restriction beginning on the date of issuance.

The number of restricted shares of Common Stock to be issued were to be calculated by dividing the annual compensation by the average closing price of the Company’s Common Stock for the last ten trading days prior to the date the restricted shares of Common Stock were issued. The restricted shares of Common Stock were to be issued on a quarterly basis in arrears. At the end of every quarter and for five years thereafter, additional restricted shares of Common Stock might be issued by dividing each annual compensation by the average closing price of the last ten trading days preceding the date that these additional restricted shares of Common Stock were issued and then deducting from that number the restricted shares of Common Stock previously issued for the annual compensation, so that during the true-up period the aggregate value of the said shares of Common Stock be always maintained at a minimum as the aggregate value of the agreed amount less any collected amounts after the sale of the issued shares of Common Stock by the individuals.

As of December 31, 2016, no shares of Common Stock were issued, in relation to the annual compensation of the two non-employee directors of the Company. On March 11, 2017, the Company issued 66,667 restricted shares of Common Stock to Mr. Pier and 66,667 shares of Common Stock to Mr. Frangos, for the settlement of their 2016 annual compensation as non-employee directors. Mr. Frangos’ shares of Common Stock were not subject to a lockup period, after his resignation in February 2017 and upon agreement with the Company. However, no additional shares will be issued in the future to Mr. Frangos. No additional shares will be issued in the future to Mr. Pier, too, as upon his resignation he declared that he is not entitled to any future benefits from the Company.

During the years ended December 31, 2017 and 2016, the Company recognized for the annual compensation of the two non-employee directors a total stock-based compensation cost of $78,904 and $200,000, respectively.

Because of the true-up clauses, the annual compensations of the non-employee directors represent freestanding financial instrument that meet the criteria of ASC 480 to be accounted for as variable share settled debt (refer to Share Settled True-up Clauses in Note 10).

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: SHAREHOLDERS’ (DECIFIT)/EQUITY

Alteration of Share Capital and Preferred Share Capital

a) July 16, 2014 (all shares and par value of Common Stock are presented as were before the reverse stock split of the Company’s shares of Common Stock on May 23, 2017)

On July 16, 2014, the Company increased the authorized shares of Common Stock from 100,000,000 to 300,000,000 shares of Common Stock with the par value remaining at $0.001 per share of Common Stock.

b) June 23, 2015 (all shares and par value of Common Stock are presented as were before the reverse stock split of the Company’s shares of Common Stock on May 23, 2017)

On June 23, 2015, the company amended its Articles of Incorporation to increase the total number of shares of all classes of shares to 2,010,000,000 shares, of which 2,000,00,000 shares were Common Stock with a par value of $0.0001 per share, and 10,000,000 shares were Serial Preferred Shares with a par value of $0.0001 per share.

c) March 21, 2016 (all shares, preferred shares and par values are presented as were before the reverse stock split of the Company’s shares of Common Stock and the filing of the Amended and Restated Articles of Incorporation of the Company on May 23, 2017)

As per the Articles of Incorporation filed with the Registrar of the Republic of Marshall Islands and effective March 21, 2016, the aggregate number of shares of capital stock that the Company was authorized to issue was two billion and ten million (2,010,000,000) shares, of which:

(i) two billion (2,000,000,000) shares were registered shares of Common Stock, each with a par value of US$0.0001 per share of Common Stock;

(ii) one million eight hundred and fifty thousand (1,850,000) shares were registered preferred shares, each with a par value of US$0.0001 per share (the “Series A Preferred shares”). The Series A Preferred shares were converted into shares of Common Stock at a rate of 1,000 Common Shares for each Series A Preferred share, on July 26, 2016, following the distribution by the Company of a cash dividend to the shareholders of its Common Stock of all amounts received by the Company as a refund to the Company from the United States Internal Revenue Service in connection with the Company’s 2014 federal tax return less a maximum of $20,000 which would be used solely to pay the Company’s obligation under a settlement agreement relating to a lawsuit against the Company at that time (the “Dividend”). The Series A Preferred shares were not participating shares and prior to conversion the holders thereof did not receive any dividend or other distribution from the Company and no portion of the Dividend was distributed for the benefit of the holders of Series A Preferred shares. Prior to conversion, however, the holders of Series A Preferred shares were entitled to vote on all matters on which holders of Common Stock were entitled to vote and voted as if such Series A Preferred shares had converted, provided however, that the holders of Series A Preferred shares were not entitled to vote on any matter which would amend the terms of and restrictions on the Series A Preferred shares;

(iii) two hundred and fifty thousand (250,000) shares were registered preferred shares, each with a par value of US$0.0001 (the “Series B Preferred shares”) with the holder of these Series B Preferred shares having the right to convert the such shares into Common Stock at a ratio of ten shares of Common Stock for each Series B Preferred share held and having no other right;

(iv) seven million nine hundred thousand (7,900,000) shares were registered preferred shares, each with a par value of US$0.0001.

Upon filing of the Articles of Conversion, the Company switched the names of its then existed Series B Preferred shares to Series A Preferred shares to more accurately describe the related rights and preferences. The Series B Preferred shares, totaling 1,850,000 shares, were subsequently renamed to Series A Preferred shares. The non-redeemable, convertible preferred shares totaling 250,000 shares, which were issued and outstanding as of December 31, 2015, were subsequently renamed to Series B Preferred shares.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d) April 1, 2016 (all shares, preferred shares and par values are presented as were before the reverse stock split of the Company’s shares of Common Stock and the filing of the Amended and Restated Articles of Incorporation of the Company on May 23, 2017)

Effective April 1, 2016, following receipt of approval by the Company’s Board of Directors and by the holder of approximately 92.5% of the Company’s voting power, the Company amended and restated its Articles of Incorporation in their entirety. According to the Amended and Restated Articles of Incorporation, the authorized shares of the Company’s capital stock increased to fifty billion, two million and one hundred thousand (50,002,100,000) shares of which:

(i) forty billion (40,000,000,000) shares were registered shares of Common Stock, par value of US$0.0001, per share of Common Stock;

(ii) five billion (5,000,000,000) shares were registered shares of Class B Common Stock, par value US$0.0001 per share (the “Class B Common stock”);

(iii) one million eight hundred and fifty thousand (1,850,000) shares were registered preferred shares, each with a par value of US$0.0001. The Series A Preferred shares were converted into shares of Common Stock at a rate of 1,000 Common Shares for each Series A Preferred share, on July 26, 2016, following the distribution by the Company of a cash dividend to the shareholders of its Common Stock of all amounts received by the Company as a refund to the Company from the United States Internal Revenue Service in connection with the Company’s 2014 federal tax return less a maximum of $20,000 which would be used solely to pay the Company’s obligation under a settlement agreement relating to a lawsuit against the Company at that time. The Series A Preferred shares were not participating shares and prior to conversion the holders thereof did not receive any dividend or other distribution from the Company and no portion of the dividend was distributed for the benefit of the holders of Series A Preferred shares. Prior to conversion, however, the holders of Series A Preferred shares were entitled to vote on all matters on which holders of Common Stock were entitled to vote and voted as if such Series A Preferred shares had converted, provided however, that the holders of Series A Preferred shares were not entitled to vote on any matter which would amend the terms of and restrictions on the Series A Preferred shares;

(iv) two hundred and fifty thousand (250,000) shares were registered preferred shares, each with a par value of US$0.0001 with the holder of these Series B Preferred shares having the right to convert such shares into shares of Common Stock at a ratio of ten shares of Common Stock for each Series B Preferred share held and having no other right;

(v) five billion (5,000,000,000) shares were registered preferred shares, each with a par value of US$0.0001 (the “Series C Preferred shares”).

e) May 23, 2017

On April 7, 2017, the Company held its annual shareholders meeting whereby the shareholders granted discretionary authority to the Company’s board of directors to (i) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of the Company’s Common Stock, pursuant to which the shares of Common Stock would be combined and reclassified into one share of Common Stock at an aggregate ratio within the range from 1-for-2 up to 1-for-30,000, no later than the first anniversary of the date of the annual meeting (April 7, 2018) and (ii) to amend and restate the Company’s Amended and Restated Articles of Incorporation in order to, among other items, provide more clarity and simplify the provisions relating to the Company’s share structure and to authorize the creation of shares of “blank check” preferred stock by filing the Amended and Restated Articles of Incorporation.

Upon filing of the Amended and Restated Articles of Incorporation on May 23, 2017, the aggregate number of shares of capital stock that the Company was authorized to issue was fifty billion (50,000,000,000) shares, of which:

(i) forty five billion (45,000,000,000) shares were registered shares of Common Stock, each with a par value of US$0.0001 per share of Common Stock; and,

(ii) five billion (5,000,000,000) shares of “blank check” preferred stock, par value $0.0001 per share.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Further, on May 23, 2017, a 1-for-5,000 reverse stock split of Company’s shares of Common Stock was effected. As a result, every 5,000 of the Company’s pre-reverse split shares of Common Stock were combined and reclassified into one share of the Company’s shares of Common Stock. The par value and other terms of Company’s shares of Common Stock were not affected by the reverse stock split. There can be no assurance that the Company will not undertake further reverse splits or consolidations of its shares of Common Stock subsequent to the filing of this report.All the authorized shares have been retroactively adjusted and reflected in the financial statements, unless otherwise specified.

Shares of Common Stock

In March 2015, the Company entered into a settlement agreement with a former officer and shareholder. Under the terms of the agreement, the Company agreed to pay $19,250 and forgive the $5,000 note receivable paid to the former officer and shareholder. The former officer and shareholder agreed to relinquish his interest in the Company including 4,260 shares of the Company’s Common Stock. As of December 31, 2015, the Company paid $19,250 to the former officer and shareholder and the shares of Common Stock ownership returned to the Company.

In May 2015, former directors agreed to relinquish 5,196 shares of the Company’s Common Stock due to Company winding down the timeshare business. As of December 31, 2015, the shares of Common Stock ownership returned to the Company.

The Company’s former Chief Executive Officer and former principal shareholder, Osnah Bloom, was considered a related party to the Company, until the Assets Purchase Agreement with Boston Carriers Ltd. became effective on December 31, 2015. As of January 1, 2016, Osnah Bloom is no longer a related party to the Company, as she is no longer a director of the Company and she holds less than 10% of the issued shares of Common Stock as of the date of this annual report.

On January 1, 2016, the Company issued 5,255 shares of Common Stock to a consultant for consulting services with a fair value of $44,667 (refer to Note 11).

On January 7, 2016, the Company issued 2,000 shares of Common Stock to a law firm for legal services with a fair value of $17,000.

On June 30, 2016, the Company issued 500 shares of Common Stock for the conversion of the 250,000 formerly existed Series B Preferred shares, which were converted into shares of Common Stock at a rate of 0.002 shares of Common Stock for each Series B Preferred share.

On July 26, 2016, the Company issued 370,000 shares of Common Stock for the conversion of the 1,850,000 formerly existed Series A Preferred shares, which were converted into shares of Common Stock at a rate of 0.20 shares of Common Stock for each Series A Preferred share.

During the year ended December 31, 2017, the Company issued 151,031,278 shares of Common Stock for the partial conversion of the YP unsecured convertible promissory note dated June 9, 2016 (refer to Note 9). With the issuance of the Common Stock was converted an aggregate of $160,400 and $41,378 from the unsecured convertible promissory note and its interest liability, respectively. As an inducement to convert, the Company provided make-whole interest for 2017 debt conversions. Make-whole interest was settled through issuance of shares of Common Stock on the date of conversion. This resulted in debt conversion charge of $383,690 in 2017, as presented in the consolidated statements of operations.

During the year ended December 31, 2017, the Company issued 928,792,570 restricted shares of Common Stock to the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors, for the settlement of his 2016 and 2017 annual base salary, according to the terms of his executive employment agreement (refer to Note 12).

On February 7, 2017 and November 27, 2017, the Company issued 600 and 600,000 shares of Common Stock, respectively, to a service provider for services with a fair value of $3,000 and $8,340, respectively.

On March 11, 2017, the Company issued 66,667 restricted shares of Common Stock to Mr. Pier and 66,667 shares of Common Stock to Mr. Frangos, for the settlement of their 2016 annual compensation as non-employee directors (refer to Note 12). Mr. Frangos’ shares of Common Stock were not subject to a lockup period, after his resignation in February 2017 and upon agreement with the Company. However, no additional shares will be issued in the future to Mr. Frangos.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 20, 2017, the Company issued 4,906,667 shares of Common Stock for the partial conversion of a unsecured convertible note (refer to “(3) Unsecured Convertible Note to Financial Institution (Conversion Type 3)” in Note 9). With the issuance of the Common Stock was converted an aggregate of $40,000 and $6,000 from the unsecured convertible note and its interest liability, respectively.

Preferred Shares

On November 24, 2015 (the “Effective Date”), prior to the Asset Purchase Agreement with Boston Carriers Ltd., Boston Carriers Ltd. sold shares of Preferred Stock (the “BC Ltd Preferred Shares”) raising net proceeds of $1,000,000. Pursuant to the terms of the Subscription Agreement, YP invested $1,000,000 to acquire 100 shares of Preferred Stock of Boston Carriers Ltd. with a face value of $10,000, each of which was convertible into shares of Common Stock of Boston Carriers Ltd. (the “BC Ltd Common Shares”) as described in the Certificate of Designations with respect to the BC Ltd Preferred Shares. The terms of the Subscription Agreement, required that the issuer would also issue an equal number of shares of BC Ltd Preferred Shares to YP as a commitment fee for YP to make its investment. Pursuant to the Certificate of Designations, the BC Ltd Preferred Shares would accrue cumulative dividends at a rate equal to 10.75% per annum, subject to adjustment as provided in the Certificate of Designations. The dividends were payable in cash or BC Ltd Common Shares at the option of Boston Carriers Ltd. and upon conversion of the BC Ltd Preferred Shares. Additionally, such dividends had a guaranteed payable amount. The Certificate of Designations also provided that, immediately upon the Effective Date, YP had the right to convert the BC Ltd Preferred Shares into BC Ltd Common Shares at a conversion price of $1.00 per BC Ltd Common Shares, subject to adjustment as set forth in the Certificate of Designations. On or after ten years from the Effective Date, Boston Carriers Ltd. had the right to redeem the BC Ltd Preferred Shares at the liquidation value of $10,000 per share (the “Liquidation Value”), plus accrued and unpaid dividends thereon. Prior to such time, Boston Carriers Ltd. might redeem the BC Ltd Preferred Shares at the Liquidation Value plus the Embedded Dividend Liability (as defined in the Certificate of Designations), less any dividends paid (the “Early Redemption Price”). Upon certain liquidation events occurring prior to the ten-year anniversary of the Effective Date, Boston Carriers Ltd. would redeem the BC Ltd Preferred Shares at the Early Redemption Price. The subscription was recorded as Shares subscription liability, as the BC Ltd Preferred Shares were not issued by Boston Carriers Ltd. Boston Carriers Ltd. had reached an agreement with the subscriber for the actual issuance of the shares to take place from Boston Carriers, Inc. (formerly known as Integrated Inpatient Solutions Inc.). On December 31, 2015, the Company assumed the stock subscription liability of $1,000,000, which on June 9, 2016 was exchanged with an unsecured convertible promissory note (refer to Note 9).

Pursuant to the Asset Purchase Agreement, the Company agreed to acquire all of the assets and liabilities of Boston Carriers Ltd. in exchange for newly issued shares of the Company’s previously existing Series A Preferred shares, $0.0001 par value per share, which were issued to the former sole shareholder of Boston Carriers Ltd. Included in the assets acquired was all outstanding stock in Poseidon. Accordingly, as a result of the Exchange, Poseidon became a wholly-owned subsidiary of the Company.

In connection with the execution of the Asset Purchase Agreement, the Company filed a Certificate of Designations with the Secretary of State of the State of Nevada regarding the creation of the Series A Preferred shares pursuant to which the Company issued an aggregate of 1,850,000 shares of Series A Preferred shares, which were converted into shares of Common Stock in 2016, to the former sole shareholder of Boston Carriers Ltd.

The Series A Preferred shares were converted into shares of Common Stock at a rate of 0.20 Common Stock for each Series A Preferred share, on July 26, 2016, following the distribution by the Company of a cash dividend to the shareholders of its Common Stock of all amounts received by the Company as a refund to the Company from the United States Internal Revenue Service in connection with the Company’s 2014 federal tax return less a maximum of $20,000 which would be used solely to pay the Company’s obligation under a settlement agreement relating to a lawsuit against the Company at that time (the “Dividend”). The Series A Preferred shares were not participating shares and prior to conversion the holders thereof did not receive any dividend or other distribution from the Company and no portion of the Dividend was distributed for the benefit of the holders of Series A Preferred shares. Prior to conversion, however, the holders of Series A Preferred shares were entitled to vote on all matters on which holders of Common Stock were entitled to vote and voted as if such Series A Preferred shares had converted, provided however, that the holders of Series A Preferred shares were not entitled to vote on any matter which would amend the terms of and restrictions on the Series A Preferred shares.

The 250,000 previously existing Series B Preferred shares were converted into shares of Common Stock at a rate of 0.002 shares of Common Stock for each share of Series B Preferred share, on June 30, 2016.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dividends

During the year ended December 31, 2016, paid $188,223 as a dividend to the shareholders of the Company in line with provisions of the Asset Purchase Agreement signed on December 31, 2015.

During the years ended December 31, 2017 and 2015, the Company did not pay dividends.

During the years ended December 31, 2017, 2016 and 2015, the Company did not pay dividends to the preferred shareholders.

NOTE 14: DISCONTINUED OPERATIONS

In March 2013 management decided to exit the health care provider business and in November 2014 management decided to exit the timeshare business. In January 2016, management decided to exit the interior design business to focus its resources on its maritime transportation business. Accordingly, the financial statements have been presented in accordance with ASC 205-20, Discontinued Operations.

The following table illustrates the reporting of the discontinued operations included in the consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015.

	Interior design business	Timeshare and health care provider business	Total discontinued operations	Interior design business	Timeshare and health care provider business	Total discontinued operations	Interior design business	Timeshare and health care provider business	Total discontinued operations
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2017	2017	2016	2016	2016	2015	2015	2015
Timeshare deed liquidation revenue	$—	$—	$—	$—	$—	$—	$—	$54,231	$54,231
Revenue - Interior design business		—	—		—	—	264,625	—	264,625
Cost of services	—	—	—	—	—	—	(332,919)	—	(332,919)
Gross loss	—	—	—	—	—	—	(68,294)	—	(68,294)
General and administrative	(24,826)	(5,863)	(30,688)	(42,681)	—	(42,681)	(120,345)	(24,906)	(145,251)
Operating (loss)/profit from discontinued operations before interest and benefit for income taxes	(24,826)	(5,863)	(30,688)	(42,681)	—	(42,681)	(188,639)	29,325	(159,314)

Interest income	—	—	—	—	—	—	318	—	318
Interest expense	—	—	—	—	—	—	(1,567)	—	(1,567)
Other income/(expense), net	5,656	75,000	80,656	—	(4,283)	(4,283)	—	—	—
(Loss)/Income from discontinued operations before benefit for income taxes	(19,170)	69,138	49,968	(42,681)	(4,283)	(46,964)	(189,888)	29,325	(160,563)
Benefit from income taxes on discontinued operations	—	—	—	—	—	—	—	—	—
Net (loss)/income	$(19,170)	$69,138	$49,968	$(42,681)	$(4,283)	$(46,964)	$(189,888)	$29,325	$(160,563)

As of December 31, 2017, and 2016, assets and liabilities from discontinued operations are listed below:

	Interior design business	Timeshare and health care provider business	Total discontinued operations	Interior design business	Timeshare and health care provider business	Total discontinued operations
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2017	2017	2016	2016	2016
ASSETS
CURRENT ASSETS
Cash	$—	$—	$—	$—	$73	$73
Restricted cash	4,947	—	4,947	112,836	—	112,836
Total current assets	4,947	—	4,947	112,836	73	112,909
TOTAL ASSETS	$4,947	$—	$4,947	$112,836	$73	$112,909

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued expenses	$5,863	$—	$5,863	$5,654	$—	$5,654
Accrued legal settlements	—	—	—	—	75,000	75,000
Total current liabilities	5,863	—	5,863	5,654	75,000	80,654
TOTAL LIABILITIES	$5,863	$—	$5,863	$5,654	$75,000	$80,654

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: INCOME TAXES

Integrated Inpatient Solutions, Inc. was a Nevada corporation. On February 29, 2016, Integrated Inpatient Solutions, Inc. agreed to file Articles of Conversion with the Nevada Secretary of State and Articles of Domestication with the Registrar of the Republic of the Marshall Islands effective March 21, 2016. Additionally, Integrated Inpatient Solutions, Inc. agreed to adopt a Plan of Conversion, whereby Integrated Inpatient Solutions, Inc. would become a Marshall Islands company effective March 21, 2016. In connection with the Plan of Conversion, Integrated Inpatient Solutions, Inc. changed its name from Integrated Inpatient Solutions, Inc. to Boston Carriers, Inc., on March 21, 2016 and simultaneously re-domiciled to the Marshall Islands. Due to the reincorporation, the rights of the Company’s shareholders are now governed by the Business Corporations Act of the Marshall Islands, the Company’s Articles of Incorporation filed with the Registrar of the Republic of the Marshall Islands and the Company’s new bylaws, which were contemporaneously approved by the Company’s Board of Directors.

United States tax laws provide that under certain conditions foreign corporations that were previously United States corporations may continue to be taxed as United States corporations after the re-domiciliation. Section 7874(b) of the Code, or “Section 7874(b),” provides that a corporation organized outside the United States, such as the Company, which acquires (pursuant to a “plan” or a “series of related transactions”) substantially all of the assets of a corporation organized in the United States, such as Integrated Inpatient Solutions, Inc., will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition and the “expanded affiliated group” does not have substantial business activities in the foreign country of incorporation in comparison to the worldwide business activities of the “expanded affiliated group”. Additionally, if the shareholders of the U.S. Corporation whose assets are being acquired own at least 60% of the non-US acquiring corporation after the acquisition, the shareholders of the U.S. domestic corporation are required to recognize gain under Section 367(a) of the Code.

The Company has prepared the financial statements contained herein on the basis that it will be taxed as a U.S. corporation. However, due to the complexity of the United States tax laws and the facts of the re-domiciliation, no final determination has been made by the Company as to whether Section 7874(b) applies to the Company. If Section 7874(b) applies, the Company would be subject to U.S. federal income tax as a U.S. corporation on its worldwide income, even after the re-domiciliation. In addition, if the Company is taxed as a U.S. domestic corporation, United States tax anti-deferral rules may apply to the Company’s foreign subsidiaries. In particular, the “controlled foreign corporation” rules could subject the Company to current United States tax on certain types of income earned by foreign subsidiaries of the Company, whether or not such income is distributed to the Company. As a U.S. domestic corporation, any dividends paid in the future by the Company to a Non-U.S. Holder, as defined below, would be subject to a U.S. federal income tax withholding at the rate of 30% or such lower rate as provided by an applicable U.S. income tax treaty. As a U.S. domestic corporation, dividends to U.S. Holders may be eligible for preferential rates of United States taxation. The Company may challenge the position that it should be treated as a U.S. corporation for U.S. tax purposes. If this challenge is successful and the Company is treated as a foreign corporation for U.S. tax purposes, the Company may be treated as a “passive foreign investment company,” or PFIC. If the IRS were to find that the Company is or has been a PFIC for any taxable year, the Company’s U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements.

On December 22, 2017, the Tax Cut and Jobs Act of 2017 (the “Act”) was signed into law making significant changes to the Internal Revenue Code. These changes include, but are not limited to, a top corporate tax rate decrease from 35% to 21% for years beginning after December 31, 2017, the transition to U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017.

Marshall Islands and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands and Liberia the countries of the vessel-owning subsidiary incorporation and Vessel’s registration, the vessel-owning subsidiary is subject to registration fees and tonnage taxes which have been included in direct vessel operating expenses in the accompanying consolidated statements of operations. Accordingly, the Company does not record deferred taxes as these are immaterial.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company is subjected to tax audits in the jurisdictions it operates in. There have been no adjustments assessed to the Company in the past and the Company believes there are no uncertain tax positions to consider.

The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Income tax calculated at statutory rate	(34.00%)	(34.00%)	(34.00%)
State income taxes, net of Federal tax benefit	0.00%	0.00%	(3.63%)
Temporary differences	(0.06%)	(0.05%)	30.00%
Permanent differences	29.17%	26.89%	0.70%
Change in valuation allowance	4.89%	7.16%	6.93%
(Benefit) from income taxes	0.00%	0.00%	0.00%

In addition, the Company recognized a deferred tax asset of approximately $159,500 during 2014. The deferred tax asset was derived from $35,000 from the write-off of prepaid malpractice insurance policy premiums that will be amortized over a three-year period for income tax reporting purposes, $41,000 related to accrued malpractice expenses not deductible until paid for income tax reporting purposes and a benefit of $83,500 from Florida NOL tax carryforwards. The Company recorded an increase in the valuation allowance of approximately $30,500 for the deferred tax asset because of uncertainty of realization. As of December 31, 2017 and 2016, the deferred tax asset of $45,168 and $90,292, respectively, represents timing differences related to goodwill that was impaired in 2014.

	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Amortization of intangible assets	$45,168	$90,292	$94,366
Operating loss carryforward	699,564	824,040	187,019
Related party accrual	43,225	—	—
Gross deferred tax assets	787,957	914,332	281,385
Valuation allowance	(787,957)	(914,332)	(281,385)
Net deferred tax liability/(asset)	$—	$—	$—

The Company has net operating loss carry forwards (NOL) for income tax purposes of approximately $3,300,000. This loss is allowed to be offset against future income until the year 2037 when the NOLs will expire. Other timing differences relate to amortization for the acquisition of Integrated Timeshares Solutions, Inc. during the year ended December 31, 2014. The tax benefits relating to all timing differences have been fully reserved for in the valuation allowance account due to the substantial losses incurred through December 31, 2017. The Company has remeasured its gross deferred tax assets at the applicable tax rate of 21% in accordance with the Tax Cuts and Jobs Act of 2017, though all benefits have currently and previously been reserved in the valuation allowance resulting in a net change in the valuation allowance of approximately $202,000.

The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” under the definition of Section 382. If the Company has experienced an ownership change, utilization of the NOL carryforwards would be subject to an annual limitation under Section 382 of the Code which is determined by first multiplying the value of the Company’s shares of Common Stock at the time of ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed and any limitation knows, no positions related to limitations are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Any carryforwards that expire prior to utilization as a result of such limitation will be removed from deferred tax assets with a corresponding reduction of the valuation allowance. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operation or financial position of the Company. The NOL carryforwards expired in the years 2034 through 2037.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company through its subsidiary engages in foreign operations. As of December 31, 2017, the Company did not have unremitted foreign earnings as losses from these operations totaled approximately $1,015,000. The Company has not recognized deferred taxes for these losses as they aren’t expected to reverse in the foreseeable future. Additionally, the Company has not recorded deferred tax liabilities associated with the mandatory transition tax of the Tax Cuts and Jobs Act of 2017 (the “Act”) as the Company does not have unremitted foreign earnings to be subject to the mandatory deemed repatriation. In addition to transition to a territorial tax system and mandatory repatriation of unremitted foreign earnings, the Act imposes a US tax on global intangible low taxed income (GILTI) that is earned by certain foreign affiliates owned by a US shareholder. While clarifying guidance regarding the computation of the GILTI has not been issued, the tax is intended to impose tax on the earnings of a corporation that are deemed to exceed a certain threshold return relative to the underlying business investment. The Company will treat future taxes related to GILTI as a current period expense in the reporting period in which the tax is incurred.

NOTE 16: GOING CONCERN

As reflected in the accompanying consolidated financial statements, as of December 31, 2017, the Company has a loss from continuing operations of $14,439,105, a working capital deficit of $16,615,362, cash used in operations of $6,299 and an accumulated deficit of $24,038,667. During 2017, charter rates for bulkers continued at relatively low rates. In addition, during fiscal year 2017 and up to the date of this annual report, the Company was in default certain periods of the minimum liquidity covenant within the agreement with Conquistador Shipping Corporation as described in Note 7. As of the date of this annual report, the Company is no longer in default of the minimum liquidity covenant, however, Conquistador Shipping Corporation reserves its rights and remedies with respect to such default as provided in the agreement. All the above raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the management’s ability to raise additional capital. The Company is currently in the process of attempting to secure additional capital and implementing its business plan, while also exploring various strategic alternatives, which could contribute to the growth of the future revenues and the reduction of the Company’s future operating expenses through efficiencies. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern. Nevertheless, it cannot provide any assurance that operating results will generate positive cash flow to meet its needs.

NOTE 17: SUBSEQUENT EVENTS

a) Common Stock

During the period from January 1, 2018 until the date of this report, the Company issued 13,813,814 shares of Common Stock for the partial conversion of the unsecured convertible note dated December 18, 2017. With the issuance of the Common Stock was converted an aggregate of $100,000 and $15,000 from the unsecured convertible promissory note and its interest liability, respectively.

b) Defaults

During fiscal year 2017 and up to the date of this annual report, the Company was in default during certain periods of the minimum liquidity covenant within the agreement with Conquistador Shipping Corporation as described in Note 7. As of the date of this annual report, the Company is no longer in default of the minimum liquidity covenant, however, Conquistador Shipping Corporation reserves its rights and remedies with respect to such default as provided in the agreement. On March 16, 2018, the Company signed an amendment to the agreement with Conquistador Shipping Corporation and agreed the payments due December 18, 2017 to be extended until May 30, 2018.

c) Vessel Acquisition

In December 2017, the Company entered into a bareboat charter contract to acquire a 45,950 dwt, 1996 built, drybulk vessel. Pursuant to the bareboat charter contract, the Company will provide a down payment of $500,000 together with the issuance of 10,000,000 shares of Common Stock, subject to restriction for four years, at a price of $0.05 per share prior to delivery of the vessel and $2,191 per day for five years commencing on the date of delivery of the said vessel. At the conclusion of the five years, the vessel will be fully owned by the Company without any further payment. The vessel has not yet been delivered to the Company. On March 7, 2018, the Company entered into an addendum to the bareboat charter contract, whereby the cancellation date for delivery was extended from April 4, 2018, to July 30, 2018.

BOSTON CARRIERS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d) Amendments to Credit Facilities

On March 7, 2018, it was agreed the due date of the $300,000 credit facility with Mr. Antonios Bertsos, the Company’s Chief Executive Officer, Chief Financial Officer and member of Board of Directors (refer to Note 8), to be extended up to December 31, 2018. All other terms remained the same.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOSTON CARRIERS, INC.

By:	/s/ Antonios Bertsos
Antonios Bertsos
Chief Executive Officer
Dated: April 20, 2018